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04024548

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schneider Electric

*CURRENT ADDRESS

PROCESSED
APR 26 2004
THOMSON FINANCIAL

**FORMER NAME

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FILE NO. 82- 3706 FISCAL YEAR 12-31-03

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DAT : 4/26/04

Schneider Electric SA



Annual Report 2003

82-3706

ARIS
12-31-03


Merlin Gerin
Square D
Telemecanique

Schneider Electric

Building a New Electric World

Contents



Henri Lachmann
Chairman
and Chief Executive Officer

In 2003, Schneider Electric returned to growth and maintained a high operating margin

In 2003, your Company returned to growth and confirmed its ability to achieve strong operating results. After reaching a low in the first quarter, sales gradually turned upwards, rising faster at the end of the year.

The gross margin widened by one point and the operating margin, excluding the currency effect, stood at 13%. To top things off, we ended the year with record free cash flow of nearly € 1 billion.

Schneider Electric is in a position to pursue its growth strategy while increasing total shareholder return.

Our world leadership positions in our core businesses, our solid balance sheet and our strong operating performance make us the benchmark in our industry and show that we are on the right strategic path.

We stepped up our Growth and Efficiency plans during the year as part of our NEW2004 program, and we intend to pursue our aggressive growth strategy in the year ahead

In 2003, business was lifted by the renewal of several product lines (we devote more than 5% of sales to R&D), our ability to innovate, our improved geographic coverage and more effective sales and marketing.

We also took advantage of our very solid operations in emerging markets, where we recorded substantial growth. To give two examples, sales rose 22% in China and 14% in Eastern Europe. We will continue to develop our presence in these regions. Our new Asia-Pacific Operating Division is an important growth lever in this respect.

Organic growth was supported by selective acquisitions in ultra terminal distribution, building automation, secured power, automation devices and industrial control. Key acquisitions included Clipsal, TAC, MGE UPS Systems and Digital Electronics. They will provide additional full-year sales of € 1.3 billion, with an average operating margin of 11%. Our targeted acquisitions drive will continue in 2004.

During the year, we also further reduced costs to align them with changes in demand, sustainably enhance our competitiveness, and move our suppliers and plants closer to our markets.

Plans to improve productivity and efficiency in purchasing, production and supply chain management had an important impact on the quality of our results. In 2004, we will expand these action plans with a focus on operating excellence.

As a leader in an industry of the future and the only company involved in the increasingly converging worlds of Electrical Distribution and Automation & Control, Schneider Electric will be able to leverage considerable strengths to pursue profitable, long-term growth. These include our geographic coverage, our high-quality lineup of products and services, our powerful brands, the flexibility of our flat corporate structure, our broad skills and our nimble, proactive teams. We are particularly well placed to benefit from the global economic recovery and our markets' great potential.

I would like to take this opportunity to thank you for your confidence as you share in and contribute to Schneider Electric's success.

Henri Lachmann
Chairman and Chief Executive Officer

Return to growth and a high operating margin


Consolidated sales
(€ billion)
8.38
9.70
9.83
9.06
8.78
1999 2000 2001 2002 2003


Gross profit
(€ million and as % of sales)
43.1 %
42.1 %
40.2 %
41.4 %
42.3 %
3,612
4,083
3,950
3,755
3,717
1999 2000 2001 2002 2003


Operating income
(€ million and as % of sales)
12.6 %
13.4 %
11.4 %
11.5 %
11.5 %
1,057
1,298
1,116
1,040
1,007
1999 2000 2001 2002 2003

Sales rose 1.4% at constant scope of consolidation and exchange rates thanks to the initial impact of our growth plans and the emerging economic recovery.
A highly unfavorable currency effect stemming from the euro's appreciation reduced sales by 7.5%, but was partially offset by acquisitions, which added 3%.
On a current basis, sales declined by 3.1%.

In line with NEW2004 targets, the gross margin widened by 0.9 point in 2003 thanks to disciplined execution of our efficiency plans.
Net productivity gains totaled € 131 million. Excluding the currency effect, the gross margin exceeded our 2003 target at 42.9%.

One of the most profitable companies in its industry, Schneider Electric maintained a high operating margin in 2003 despite declining sales.
The margin was lifted by a noticeable improvement in North America driven by our cost-cutting plans. It was negatively affected, however, in International markets by the currency effect. Excluding foreign exchange fluctuations, the operating margin stood at 13% for the year.

Forefront positions worldwide


Sales by core business
31 %
69 %
2003
Electrical distribution
Automation & Control


Sales by geographic division
20 %
55 %
25 %
2003
Europe
North America
International


Workforce by geographic division
(Average full-time and temporary employees)
14,609
43,151
16,516
2003
Europe
Total: 74,276
North America
International

Record free cash flow* and an increase in net income



Net cash provided by operating activities
(€ million and as % of sales)
11.1 %
10.2 %
9.8 %
10.7 %
10.7 %
929
991
966
968
942
1999
2000
2001
2002
2003

In 2003, Schneider Electric again demonstrated its strong ability to generate cash. Net cash provided by operating activities represented 94% of operating income and nearly 11% of sales.
This is a crucial advantage for deploying our growth strategy.



Net income (loss)
(€ million)
491
625
(986)
422
433
1999
2000
2001
2002
2003

Income from continuing operations before tax rose 8% to € 954 million thanks to a reduction in interest expense stemming from lower debt.
After amortization of goodwill, net income was up 3% at € 433 million.



Free cash flow*
(€ million and as % of sales)
4.0 %
2.5 %
5.5 %
6.5 %
11.3 %
333
243
538
592
989
1999
2000
2001
2002
2003

Free cash flow surged to a record € 989 million in 2003 thanks to sustained control over capital spending and a significant decrease in non-operating working capital requirement. Free cash flow represented 11.3% of sales.

** Operating cash flow - net capital expenditure +/- change in working capital and before dividend payment.*

Solid finances



Operating margin by core business
(% of sales)
12.0 %
10.3 %
12.3 %
9.6 %
2002**
2003
Electrical Distribution
Automation & Control



Operating margin by geographic division
12.1 %
8.0 %
15.2 %
11.8 %
10.9 %
11.4 %
2002**
2003
Europe
North America
International



Debt to equity
(%)
28 %
47 %
27 %
-11 %
-5 %
1999
2000
2001
2002
2003

Schneider Electric has a particularly solid balance sheet, with shareholders' equity of € 7,734 million and net cash of € 399 million at December 31, 2003.

*** The Company made changes in its management accounting system in 2003. This led to modifications in the measurement of the operating margin by geographic region and business segment, without any impact on the consolidated operating margin. Data for 2002 were restated accordingly.*

Board of Directors

as of February 19, 2004

Henri Lachmann, 65
Chairman and Chief Executive Officer

Daniel Bouton, 53
Independent non-executive Director*
Chairman and Chief Executive Officer
of Société Générale

Thierry Breton, 49
Independent non-executive Director*
Chairman and Chief Executive Officer
of France Telecom

Alain Burq, 50
Member of the Supervisory Board of the
"Schneider Actionnariat" corporate mutual fund

Michel François-Poncet, 69
Vice-Chairman of the Board of BNP-Paribas

Hans Friderichs, 72
Independent non-executive Director*
Corporate Director

James F. Hardymon, 69
Independent non-executive Director*
Corporate Director

Willy R. Kissling, 59
Independent non-executive Director*
Chairman of the Board of Directors
of Unaxis Corporation

Gérard de La Martinière, 60
Independent non-executive Director*
Chairman of Fédération Française des Sociétés
d'Assurances (F.F.S.A)

René Barbier de La Serre, 63
Independent non-executive Director*
Corporate Director

James Ross, 65
Independent non-executive Director*
Chairman of National Grid Transco

Piero Sierra, 69
Independent non-executive Director*
Special Advisor for the administration
of Pirelli's international companies

Board Secretary
Philippe Bougon

**Independent non-executive Director as defined in the Bouton report on corporate governance*

Remunerations and Appointments Committee

Michel François-Poncet, Chairman

Willy Kissling

René Barbier de la Serre

Henri Lachmann

Audit Committee

Gérard de La Martinière, Chairman

René Barbier de La Serre

James Ross

Piero Sierra

Auditors

Statutory Auditors
Barbier Frinault & Autres / Ernst & Young
PricewaterhouseCoopers Audit

Substitute Auditors
Jean de Gaulle
Dominique Paul

General Management

as of January 2004



Henri Lachmann
Chairman and Chief Executive Officer



Jean-Pascal Tricoire
Chief Operating Officer



Antoine Giscard d'Estaing
Executive Vice-President Finance and Control - Legal Affairs



Eric Pilaud
Executive Vice-President Strategic Deployment



Jean-François Pilliard
Executive Vice-President Human Resources and Communication



Michel Crochon
Executive Vice-President Customers & Markets



Hal Grant
Executive Vice-President Globalization & Industry



Alain Marbach
Executive Vice-President Products & Technology



Julio Rodriguez
Executive Vice-President International & Iberian Operating Division



Dave Petratis
Executive Vice-President North American Operating Division



Russel Stocker
Executive Vice-President Asia-Pacific Operating Division



Christian Wiest
Executive Vice-President European Operating Division

1. Background

Industrial background

Schneider Electric SA is a Société Anonyme (joint-stock corporation) incorporated in France on December 2 and 4, 1871. However, the Company traces its history back to 1836, when Adolphe and Joseph-Eugène Schneider acquired steel foundries in Le Creusot, France that were experiencing financial difficulties. In 1838, they formed Schneider & Cie.

From that point until the mid-twentieth century, the Company steadily built a presence in heavy mechanical engineering and transportation equipment, with interests in shipbuilding, railroad equipment and bridge and tunnel building. By the end of the nineteenth century, Schneider had also established a position in electricity.

Gradually, however, the Company grew into a huge, highly diversified conglomerate. From 1981 to 1997, it refocused on electricity and pulled out of a number of businesses, including steel, machine tools, shipbuilding, railways, private telephone systems and engineering. At the same time, it pursued a strategy of acquisitions in electricity and automation, bringing in Telemecanique in 1988 and Square D in 1991. The refocusing process was completed in 1997 with the sale of Spie Batignolles.

In 1999, the Company acquired Lexel A/S, Europe's second largest supplier of low voltage final distribution products and systems, with operations primarily in Northern Europe.

In 2000, Schneider Electric acquired Crouzet Automatismes, a French leader in electronic control and small automation devices, and Positec, a European leader in motion control.

In 2001, Schneider Electric made a public offer to purchase Legrand in exchange for shares as part of a proposed merger project. When the offer closed in July 2001, the Company held 98.1% of Legrand. In an initial decision dated October 10, 2001, the European Commission vetoed the merger, and in a second decision dated January 30, 2002, it ordered the two companies to separate as quickly as possible. As a result, Schneider Electric sold its interest in Legrand to the KKR-Wendel Investissement consortium even though the Court of First Instance of the European Communities overruled the Commission's decisions on October 22, 2002.

In December 2002, Schneider Electric acquired Japan's Digital Electronics Corporation, the world leader in human-machine interface.

In 2003, Schneider Electric acquired TAC, a Swedish manufacturer of building control and automation systems, and Clipsal, leader in ultra terminal distribution in the Asia-Pacific region.

At the end of the year, it also signed an agreement to ultimately increase its stake in MGE UPS Systems to 100%. MGE UPS Systems ranks third worldwide in uninterruptible power supplies.

Schneider Electric is now specialized in the manufacture and sale of products and equipment for Electrical Distribution and Automation & Control.

Ownership background

By 1981, the Company's ownership structure consisted of a long chain of holding companies, interlocked via numerous cross-shareholdings, that separated the parent company, SPEP, from its operating subsidiaries. This system had been set up over the preceding decade.

Over the next fourteen years, the ownership structure was rationalized by merging the various holding companies to create a single parent company, Schneider SA. In 1999, the Company changed its name to Schneider Electric SA, which owns all outstanding shares of Schneider Electric Industries SAS.

Schneider Electric Industries SAS owns virtually all of the Group's French and foreign subsidiaries.

Current business

Schneider Electric is the worldwide specialist in Electrical Distribution, with a focus on medium, low and final low voltage, and in Automation & Control. It operates in 130 countries and has 74,276 employees (average 2003 workforce).

The Company manufactures electrical switchgear and equipment primarily under the Merlin Gerin, Square D and Telemecanique brand names.

The Company enjoys leading global positions in the large majority of its businesses. The competition breaks down into three categories:

- Large non-specialist manufacturers with diversified business bases, including ABB, General Electric, Mitsubishi Electric and Siemens.
- Multinational specialist manufacturers, including Omron and Rockwell Automation.
- Smaller companies –primarily in electrical distribution– with a more regional presence, including Eaton, Hager and Legrand.

Schneider Electric is not dependent on any single patent, license or supply contract.

2. Operations

Schneider Electric is one of the world's leading manufacturers of equipment for Electrical Distribution and Automation & Control, with operations in 130 countries, 177 production sites, 150 service centers and some 13,000 sales outlets through its distributors. In 2003, the Company generated total sales of € 8,780 million with an average weighted workforce of 74,276 employees.

As the world's Power & Control specialist, Schneider Electric is involved in all stages of the electrical transmission and distribution process, offering products, equipment and services to control, monitor, protect and supervise machines and installations in industry, infrastructure, and industrial, commercial and residential buildings.

Operations are divided into three operating divisions: Europe, North America and International.

Schneider Electric primarily operates under the Merlin Gerin, Square D and Telemecanique brand names, as well as some 50 other specialized brands in specific niches and regions. These brands' high global recognition and excellent reputations are a critical strength for the Company. Square D is extremely well-known in the United States, where it generates most of its sales, while Telemecanique and Merlin Gerin are flagship brands in France and the rest of Europe. The portfolio has been extended with strong local brands, notably in ultra terminal electrical distribution.

As part of its constant focus on enhancing operating excellence, performance and customer satisfaction, the Company has initiated a number of programs, including Six Sigma, Lean Manufacturing and Quality & Value Analysis. It has also integrated Internet / intranet technologies in operations to reduce costs, speed execution and empower individual team members, as well as to be even closer to customers.

3. Strengths

Significant specialization

Schneider Electric is the only company worldwide focused exclusively on Electrical Distribution and Automation & Control. This specialist profile has allowed us to win market share and penetrate new markets around the globe. The Company ranks among the world leaders in low voltage switchgear and equipment and industrial control and holds forefront positions in medium voltage and programmable logic controllers.

Schneider Electric offers a broad, consistent lineup of smart, networked products and systems of high quality that are both innovative and competitive. These solutions are designed to make life easier and optimize business practices for partners such as contractors, electricians, systems integrators and panelbuilders.

Solid reputation

Merlin Gerin, Telemecanique and Square D, with their strong reputations for quality and safety, are among the most powerful brands in their markets. Because using electricity always carries some risk, we have put together a high quality lineup that has won over a wide array of loyal customers around the world. We have successfully leveraged this reputation to attract new customers, sell considerable volumes (including replacement products) and develop a broad range of innovative products, equipment and services for consumers worldwide.

Growth potential

Based on a vast study to assess the power and control needs of end users in our core markets (Residential, Buildings, Industry, Energy & Infrastructure), we estimate our potential market at around € 200 billion. We have seen high demand for increasingly intelligent products that can communicate with each other or be operated remotely via the Internet.

Strong partnerships

Schneider Electric serves customers through partners who devise solutions from its products, systems and services. These partners provide substantial, strategically related value and extend and amplify our marketing and technical resources. We market a significant percentage of our products through distributors to reach a broader customer base. We have close partnerships with large international distributors, as well as with local distributors, wholesalers and non-specialized retailers.

Global presence

Schneider Electric has operations worldwide to support its increasingly international business. We benefit from a strong presence in most of our main markets. In continental China, for example, we have expanded rapidly from sales of € 91 million in 1995 to € 559 in 2003.

This global coverage allows us to serve multi-national companies who require product platforms that can be deployed anywhere in the world, seize market opportunities as they arise and maximize our sales, and reduce our exposure to economic cycles in our local markets.

International lineup

Increasingly, we work to develop and patent products that can be sold worldwide. Merlin Gerin low voltage circuit breakers and Telemecanique contactors, for example, are sold in virtually all our main markets and, like other global products, enjoy leadership positions based on reliability and technological excellence. In addition, we try to standardize base components as much as possible. Product design and esthetics are then adapted to suit local requirements. This internationalization strategy allows us to reach a maximum number of markets while optimizing production costs.

4. Strategy

Electrical Distribution and Automation & Control will play a growing role in the 21st century. Global consumption of electricity is set to double in the next 20 years. What's more, a new era has dawned in which electricity, automation and communication technologies are converging. Smart buildings, with electrical devices that can be remotely programmed and monitored and that can communicate with each other and users via the Internet, are gradually becoming commonplace. The same is true for transparent factories and infrastructure, in which electrical equipment can communicate and be operated remotely.

In response to the growing need for high quality power, we have made it our mission to supply customers in our various markets with reliable, high quality systems to help them enhance competitiveness, safety and productivity in their core businesses.

We also want to offer them comprehensive, personalized solutions and services to met their needs in more complex areas of power and control. Our ambition is to expand the use of our products and carve out a position as the unrivaled global leader in this growing market.

To make this vision reality, we have deployed our strategy in several key directions:

Expand our product lineup

Demand is high for new products and services in our main markets. As a result, we are working to expand our product lineup to better serve the Residential, Building, Industry, and Energy & Infrastructure markets. We have also identified an entire range of new products and services to extend our current offer.

We are convinced that we can considerably increase our sales and market share by developing products internally, making strategic acquisitions and adding services to our products.

Develop Transparent Ready™ products, equipment and services

Leveraging innovative products to widen our market share means developing the Transparent Ready™ concept, which harnesses the power of the Internet for Electrical Distribution and Automation & Control.

In the Building market, Transparent Building™ applications are revolutionizing building management by making it possible to monitor buildings and all the functionalities of existing systems via a local area network (LAN). Solutions have been designed to cover all functions, from electricity, lighting and shade management, access control and intruder alert, to air conditioning, elevators, and fire detection and alarms.

In the Industry and Infrastructure markets, Transparent Factory™ solutions use automation systems to enhance the processing and communication capabilities of industrial system components. Preventive maintenance can be carried out remotely, making for less downtime and greater efficiency and flexibility. In addition, virtually real-time harvesting of data on energy consumption in one or several sites allows users to manage their energy costs even more effectively.

Enhance our approach with Global Strategic Accounts

Our focus on Global Strategic Accounts is a key part of our strategy. Through our dedicated Schneider Global Business Development (SGBD) unit, we supply our main international customers with technological, logistic and contracting solutions that can be deployed around the world. SGBD's mission is to help make us the benchmark for Electrical Distribution and Automation & Control with a selected group of international customers.

We currently leverage our skills in a wide range of sectors, from microelectronics and pharmaceuticals to food & beverage and automobiles, to continuously enhance the productivity of more than 100 Global Strategic Accounts.

SGBD also serves as a springboard for getting the most out of the potential offered by the power and control market around the world.

Forge partnerships and alliances

We have entered into partnerships and alliances with companies outside our industry to enhance our innovation capabilities, speed development of new products and penetrate new markets.

Our joint venture with Thomson Multimedia, for example, is involved in developing Power Line Carrier (PLC) technologies to transmit digital data over electrical wires. We also have an agreement with Toshiba that gives us access to the traditionally closed Japanese market and makes us the world leader in speed drives. We intend to pursue this strategy of joint ventures, partnerships and alliances to extend our lineup and enter new markets.

Focus on targeted acquisitions

Schneider Electric makes selective acquisitions to penetrate new markets, expand its lineup and develop synergies with its existing product portfolio. The acquisition of Lexel, for example, strengthened our position in the ultra terminal segment and opened the door to the fast-growing Voice-Data-Image market. The acquisition of Crouzet, a French leader in electronic control and small automation devices, and of Germany's Berger Lahr (formerly Positec), a European leader in motion control, allowed us to expand our automation lineup.

In 2002, we acquired a 98.7% interest in Japan's Digital Electronics Corporation, the world leader in human-machine interface products such as industrial PCs and graphic and touch terminals. With this acquisition, we have gained a foothold in a new fast-growing market segment and improved our access to OEMs, notably in Japan.

In 2003, we made three major acquisitions: TAC, Clipsal and MGE UPS Systems. The addition of TAC makes Schneider Electric a major player in the global building automation market, which represents significant growth potential in light of its size, profile and strategic fit with our existing positions in the buildings market. The addition of Clipsal, a leading British Standard brand in fast-growing Asian markets, strengthens our presence in ultra terminal distribution in the Asia-Pacific region. Lastly, the addition of MGE UPS Systems gives us access to the secured power market, which is shaped by the rising need for clean power and tighter control over energy costs. MGE UPS Systems is a world leader in uninterruptible power supply systems, which lie at the center of the secured power market.

Combine a global vision and local deployment

As we pursue a comprehensive strategy of achieving rapid growth and developing our lineup, we also intend to strengthen our local skills in sales, marketing and management. This way, local teams can make the necessary decisions to select the best partners and enter into important contracts in keeping with the Company's profitability targets, while ensuring customer satisfaction and product and service safety. Although products for the international market represent some 40% of our sales, we will continue to differentiate the rest of our lineup to meet local specifications and standards.

Improve our competitiveness

One of the objectives of our NEW2004 program, launched in 2002, is to enhance competitiveness by shortening time to market, globalizing sourcing and continuously improving quality.

Strengthen our products' image

We are committed to strengthening the image and brand awareness of our products to differentiate ourselves even more clearly from our rivals.

5. Products, equipment and services

Our lineup of products and equipment covers all stages of electrical transmission and distribution, as well as automation and control.

The portfolio breaks down into five broad categories:

- Catalog products, such as contactors and miniature circuit breakers, that do not need to be adapted to specific requirements.
- Customized products, which are assembled from core catalog components to suit each customer's needs.
- Systems, such as busbar trunking used for electrical transmission and distribution in ceilings and raised floors. These systems are built from groups of products offering similar functions.
- Equipment, such as medium voltage substations and low voltage switchboards, that combines a set of related products with different functions in a single enclosure or casing.
- Projects, such as designing and implementing an electrical distribution network for a commercial or industrial building. Projects require the deployment of a comprehensive, customized set of products, systems and/or equipment.

We also offer and develop three types of services:

- Traditional services that support our products (warranties, after-sales service, training, on-line assistance and maintenance). The scope of these services varies depending on the market access channel.
- More sophisticated services concerning the technical side of our offer, such as retrofits, capacity extension, upgrading, etc.
- High value-added services to enhance the performance of industrial installations and power grids.

Electrical Distribution

Our electrical products and equipment are generally classified by voltage. The portfolio currently includes high, medium and low voltage products and equipment.

Low voltage: Electrical distribution products up to 1 kV for industrial, commercial and residential buildings. This category includes wiring products and final low voltage / ultra terminal equipment such as circuit breakers, switches and sockets.

Medium voltage: Electrical switchgear and equipment from 1 kV to 52 kV. The products in this category are generally used to transform and manage high voltage electricity from the distribution grid. The medium voltage power is then sent directly to end users in industrial buildings and large commercial installations or transformed into low voltage power for small commercial buildings and homes.

High voltage: Electrical switchgear and equipment from 52 KV to 800 kV. The equipment in this category is generally used by electric companies for power generation, transmission and distribution. In January 2001, we transferred our high-voltage business to VA Tech Schneider High Voltage GmbH, a joint venture in which we hold a 40% interest.

Automation & Control

This category includes industrial control products for controlling and supplying power to equipment and automation solutions, notably programmable logic controllers.

Sales by product category

Category	% sales 2001	% sales 2002	% sales 2003
Electrical Distribution			
Low voltage (inc. Ultra Terminal)	51 %	51 %	52 %
Medium voltage	19 %	19 %	17 %
Automation & Control	30 %	30 %	31 %

Schneider Electric is committed to constantly improving and extending its lineup of products, equipment and services. Recent developments include:

1 - Prisma+ low voltage switchboards, introduced in Belgium and Italy in 2003 and scheduled for launch in other major countries in 2004. These highly functional units represent a major advance in the Residential, Buildings and Industry markets.

2 - Easypact low voltage power circuit breakers for applications up to 100 A, in Asia, and Fupact low voltage fuse switches, in Eastern Europe.

3 - Domae electric products for homes in international markets and the Eloge range for the residential market in France. Eloge includes easy-to-connect modular switchgear, enclosures and phase/neutral systems. The range's functional features and attractive design are particularly appreciated by electricians and contractors.

4 - Evolis medium voltage vacuum circuit breakers (17.5 kV). Evolis was developed to meet the needs of increasingly environmentally-conscious users in Western countries and emerging economies.

5 - Satia MV/LV substations, which offer a compact, integrated solution for users and electric companies. The units are extremely easy to install and offer a 30% to 50% smaller footprint depending on the model.

6 - Sepam 80 protection and monitoring units and PM800 metering and control units, which upgrade existing ranges with enhanced functionalities, safety and intelligence in the switchboards.

7 - The development of embedded web technologies and new Transparent Ready™ solutions that optimize electrical distribution performance. This makes customers more competitive and provides them with a real advantage over rivals by facilitating access to information and ensuring a better return on investment.

8 - Telemecanique TeSys U motor starters, which for the first time combine protection, switching and communication functions in a single product. This mixture of electronic and electromechanical technologies has reduced wiring costs by 80% and the number of spare parts by a factor of 10.

9 - Telemecanique Unity, a new PLC platform used in particular with the Modicon Quantum, Premium and Atrium PLCs. Unity is the first platform in the market that combines the most recent Microsoft technologies with Internet technologies and leading-edge control/monitoring technologies to meet the needs of continuous, batch and manufacturing processes. Systems integrators, OEMs and final users can link Unity's software to other software used in their processes or different life-cycle phases, thereby enhancing their productivity significantly.

10 - Telemecanique OSI electronic sensors, which can run a teach-mode set up for quick installation or replacement. Because the range is modular, the number of spare parts is reduced by a factor of 10. Schneider Electric integrated these features to help make its distributor and final-user partners more cost effective.

11 - Telemecanique Magelis touch screen graphic terminals and the quickly renewed range of Telemecanique Altivar speed drives, which are supporting Schneider Electric's growth and leadership in both segments.

12 - Services. The lineup is being rapidly expanded, particularly in online services. Schneider Electric supports customers for the entire life of installed products and equipment by providing high value-added services such as on-line training and assistance, remote diagnostics, technical support, and on or off-site maintenance and management contracts. We also help them evaluate and optimize their energy consumption and offer networked and on-site management services for spare parts, as well as inventory and quality control management.

6. Markets

In response to changing demand, we have decided to adjust our approach to provide a more comprehensive service to customers. This end-to-end approach that takes local characteristics into account is designed to meet all of our customers' related needs in four core markets: **Residential, Buildings, Industry and Energy & Infrastructure.**

Commercial and industrial and residential **Buildings** are our biggest market, representing some 51% of sales in 2003. This market covers our entire lineup for electrical distribution, management and optimization, as well as networks for transmitting data in homes, apartment buildings, offices, hotels, hospitals, shopping centers, and sports and cultural centers. Renovation and retrofitting account for around 50% of demand.

The Company offers building owners, contractors, systems integrators, electricians, panelbuilders and distributors a broad range of products and services covering all aspects of electrical distribution, including low voltage equipment, medium voltage distribution equipment, building management and safety systems, control, monitoring and automation equipment, and wiring and connection systems for Voice-Data-Image (VDI) technology. Our customers work exclusively or primarily in local markets.

Our most attractive growth opportunities lie in home renovation in Europe and the United States and in large complexes in Eastern Europe, Asia, Latin America and other developing economies. Commercial buildings (notably heating, air conditioning and lighting systems), building control and related services are another growth avenue.

Commercial and industrial buildings account for more than 40% of our business. In 2003, we strengthened our position in the commercial segment with the acquisition of TAC, a global leader in building automation systems. These solutions allow our customers to control such key functions as heating, air conditioning, lighting and access control.

The addition of TAC also gives us a position in services, a key area in which it serves substantial customer demand.

Thanks to our front-ranked positions in low and medium voltage electrical distribution, VDI infrastructure and now building automation, we offer one of the broadest lineups in the market to meet constantly rising demand for enhanced building performance and optimization.

Our systems are designed to help architects, electricians, panelbuilders, contractors, HVAC specialists, systems integrators and engineering firms devise the best solutions for our customers' applications and provide the most effective service.

The **Residential** market is a strategic priority. With the acquisition of Clipsal, Schneider Electric now ranks second worldwide in ultra terminal distribution, a fast-growing area that offers significant development potential. Covering both single-family homes and apartment buildings, this is essentially a local market with different opportunities depending on the region. In developed countries, renovation and home improvement often represent nearly two-thirds of the market, which is driven by demand for comfort, safety and well-being. In developing countries, on the other hand, we are targeting newbuilding, with a particular focus on large housing programs in certain Asian countries (notably China) and Eastern Europe.

We primarily serve the Residential market with standard ultra terminal products such as switches, sockets and wiring; electrical protection equipment; and, increasingly, home automation applications to control lighting, heating, doors, gates, shutters and safety systems. Demand is also growing strongly for networks to accommodate VDI, computer, TV, music and other applications.

Our growth depends on the development of strong brands and appropriate access channels, particularly when it comes to promoting our lineup to consumers. To achieve this goal, we work with electricians, distributors and DIY superstores.

We had opportunities to deploy these approaches in several countries in 2003. The acquisition of Clipsal, the world leader in British Standard ultra terminal solutions, was a major event that enhanced our positions and significant growth potential in the Asia-Pacific region while extending our catalog with high-quality products and systems. The Clipsal brand is internationally recognized in the residential market.

The **Industry** market, accounted for around 32% of sales in 2003. We offer companies in a large number of sectors a wide range of products, equipment and services to distribute and manage electricity, control and monitor machines, automate industrial processes, and supervise and manage industrial sites and their consumption.

Our main customers are large multinational manufacturers, systems integrators, OEMs, small businesses, electricians, panelbuilders and distributors.

Our principle growth levers are global accounts and OEMs, notably in the food & beverage, pharmaceuticals, automobile and semi-conductor industries. These customers offer strong potential for new generations of our products and services.

Strengthening partnership ties with our main customers is a priority objective in this market. With this in mind, we have created application centers to design and develop new products with OEMs and their customers. In addition, we have set up skills centers to provide high-value added support to help enhance the performance of customers who use our products and equipment. This collaborative approach should become a major growth driver.

Transparent Ready™ is a key component in our strategy for the Industry market. Its open automation architecture, based on off-the-shelf Ethernet and web technologies, offers final users and OEMs a real competitive advantage. Transparent Ready™ improves manufacturing productivity while reducing production system integration costs.

The **Energy & Infrastructure** market accounted for around 17% of sales in 2003.

The **Energy** market covers the generation, transmission and distribution of electricity. Schneider Electric serves power companies, contractors, systems integrators, OEMs and panelbuilders with a lineup that integrates new web technologies and network innovations designed to optimize the quality and cost of each distributed kilowatt hour.

Growth in the energy market should be driven by deregulation of the electricity and gas markets, the development of renewables and rising demand for products and services that improve electrical distribution performance and cost. In addition, distributed generation applications, supported by new technologies such as fuel cells and the weakening of centralized grids (notably in North America), should continue to enjoy very strong growth. To get the most out of this situation, we offer comprehensive solutions by leveraging our leadership in medium and low voltage, our automation lineup and our partnership with VA Tech GmbH in high voltage transmission.

Infrastructure covers all of our Electrical Distribution and Automation & Control products, equipment and services for telecommunication, air, rail, road and maritime transportation, water and extracted gas transport, gas and oil transport and processing and water treatment. A number of products, such as surveillance cameras, leverage web technologies to identify or anticipate failures wherever uninterrupted service and safety are a priority.

We also offer Transparent Ready™ solutions that allow products to communicate with each other and be operated remotely, thereby improving infrastructure performance, competitiveness and profitability. Our customers are infrastructure operators, engineering firms, systems integrators, panelbuilders, OEMs and contractors.

The global infrastructure market should continue to expand, especially with rising demand for voice and data transmission and Internet-related infrastructure. Growth will also be supported by stepped-up privatization of public infrastructure and the increasing use of new information and communication technologies, which open up new markets such as systems operation and maintenance, metering and remote payment.

7. Product distribution and customer base

Distributors

Electrical equipment distributors rank among our major customers. We are a key partner to distributors worldwide, who account for around 50% of our total sales (70% of product sales) and offer a network of 13,000 sales outlets.

This close relationship allows us to offer customers levels of service and efficiency that truly set us apart from our rivals. Distributors provide a single point of access for customers and can combine products into packages. In addition, they use their own sales forces to negotiate individual transactions, freeing up the Schneider Electric sales team to concentrate on promoting solutions and serving customers' general needs.

In addition to local and independent distributors, Schneider Electric works with seven international distribution groups: Rexel and Sonepar in France, Netherlands-based Hagemeyer and Solar Nordic in the Netherlands, Graybar and Grainer in the United States, and Ced-Edmundson in the United Kingdom. We also sell products through large home improvement chains such as Home Depot and Lowes in the US and Kingfisher in the UK for the non-specialist building renovation market

Lastly, we use specialist distribution channels for our highly technical products such as human machine interface and VDI transmission equipment, PLCs and industrial software.

Integrators and contractors

Aside from our work with distributors, we devise solutions for customers in close cooperation with other partners, including:

- Panelbuilders, OEMs and systems integrators.
- Contractors, ranging from large firms specialized in installing equipment and systems to small specialized and general electricians.
- Specifiers, including design and engineering firms, consultants and architects, and systems specialists.

Specifiers and consultants

Specifiers and consultants, such as architects and building designers, represent an indirect customer base in that they recommend or include functionalities in their specifications that channel demand towards Schneider Electric products. They are key partners for us as they define the performance, safety and comfort requirements of Electrical Distribution and Automation & Control installations and devise innovative solutions that help inspire our future product development.

Global Strategic Accounts

While distributors are critical to our business, we also sell directly to a wide range of end users and international OEMs. Our dedicated Schneider Global Business Development (SGBD) unit was created to serve these customers. In 2003, they represented around 8% of total sales.

Our top SGBD accounts are DaimlerChrysler, Renault, General Motors, Veolia, Bristol-Myers Squibb, Nestlé, IBM, Motorola, Caterpillar, Emerson, Areva, Faurecia, Chevron Texaco, Telefonica, Texas Instruments and Thyssen Krupp. The number of accounts has grown steadily, from 20 in 1997 to 85 in 2002 and more than 100 in 2003, and we will continue to add new customers to the list.

To ensure that each global account receives the same quality of service around the world, we have set up an organization in which our subsidiaries and regional agencies can cooperate to standardize the design, production and installation of the products, equipment, projects and services that our customers need. In addition, each member of our General Management team oversees one or several global accounts as part of SGBD. In most cases, the relationship is formalized in a comprehensive Program Alliance that sets out agreements concerning prices and/or services, development and product modifications. SGBD allows us to meet our global accounts' needs more effectively, support our worldwide presence and push the technological envelope with customers who expect cutting-edge solutions.

8. Production

Schneider Electric has 177 production sites worldwide. Of these, 58 are global facilities that manufacture products, equipment and components for our three operating divisions. The others are generally located as close as possible to the markets they serve. Decisions on where to set up local and global plants are based on criteria such as market proximity, competitiveness and skills developed over time.

Although most of our products are built from standardized components so that they can be sold around the world, they are also adapted to local standards and requirements. Design and esthetics are sometimes adapted to local needs, but we focus heavily on standardizing key components to achieve scale economies in production. Certain physical features will vary from region to region. This global/local approach helps us optimize profitability.

While we do tailor our products and equipment to local standards, the majority of our lineup complies with world-recognized International Electrotechnical Commission (IEC) standards. In North America, our products generally meet standards set by the National Electrical Manufacturers Association (NEMA), Underwriters Laboratory (UL) or American National Standards Institute (ANSI). Since our products comply with the dominant standards in our host markets, we are able to meet most of our customers' needs.

We use raw materials such as silver, copper, steel, non-ferrous metals and plastics, as well as electronic components to manufacture our products.

We source from a diversified base of suppliers, selected for their know-how, their products' quality and competitiveness and their compliance with environmental and social responsibility requirements.

Our supplier list includes international companies such as Nippon Steel, DSM and Arcelor, as well as medium-sized firms like Gindre Duchavany or AMI Doduco. In 2003, raw material and component purchases totaled € 2.6 billion.

9. Human resources

Schneider Electric is committed to creating a stimulating working environment for its employees.

Our human resources policies define the Company's position in such critical areas as international mobility, professional development, training, total compensation, skills management and work organization. By setting out principles and objectives, these policies provide a basic framework that the units can use to create programs at the local level.

1) Promoting professional development and international teams

A global manufacturer's success depends on its ability to prepare the future. **International mobility,** or cross-border assignments, must be organized to allow us to form truly international teams and create the resources we need to expand in all our target markets. In 2003, 160 international assignments were made involving 48 different nationalities. Mobility is part of an active career path.

Our goal is to recruit today the skills we will need tomorrow. Our **international Marco Polo hiring program,** introduced four years ago, gives young graduates from different countries the opportunity to get initial job experience in a foreign assignment. After two years of total immersion in another culture, participants return to their home countries to work in human resources, manufacturing, purchasing, logistics, management or marketing. So far, some one hundred graduates, representing 40 nationalities, have been posted in 32 different countries.

We also focus on **training** to develop and retain high-quality employees whose skills will allow us to meet our strategic objectives.

The Schneider Management Institute organizes multi-cultural seminars to help our managers gain a better understanding of the Company's strategy and of management fundamentals, share best practices and network with each other. More than 600 managers from around the world attended Institute programs in 2003.

New information and communication technologies play a key role in team development. E-learning modules are available for office automation, technical training and marketing. We also have an on-line program to learn English, available to 2,000 employees worldwide. More than 45,000 team members have access to the Company's various intranet sites.

2) Encouraging employee involvement in creating wealth and improving general performance

Aside from general compensation –a critical factor in recognizing and rewarding performance– we have a number of **profit-sharing** programs that have been adapted to comply with local legislation. These include increasing the variable portion of compensation, profit-linked incentive schemes, stock options and employee share ownership. Following the third employee stock purchase plan, offered in more than 60 countries in 2003, Schneider Electric employees held 3.62% of the Company's outstanding shares through mutual funds.

For Schneider Electric, **pension and healthcare** guarantees are an important part of human resources policy. For this reason, we encourage our units around the world to set up competitive pension and healthcare plans that meet legal obligations.

Lastly, we listen closely to employees to keep track of professional satisfaction. Surveys are conducted every two years or so and improvement plans are then drawn up and monitored in the Country Organizations and functions.

1. General information

Schneider Electric SA is a Société Anonyme (joint-stock corporation) governed by the French Commercial Code, with issued capital of € 1,854,737,360. Its head office is located at 43/45, boulevard Franklin Roosevelt – 92500 Rueil Malmaison, France.
The Company is registered in Nanterre under no. 542 048 574, business identifier code (APE) 741J.

Schneider Electric SA was founded in 1871. The Company, which was called Spie Batignolles, changed its name to Schneider SA when it merged with Schneider SA (formerly SPEP) in 1995, and then to Schneider Electric SA in May 1999. Its term is up to July 1, 2031, and its summarized corporate purpose is to operate, directly or indirectly, in France and abroad, any and all businesses related to electricity, industrial control and general contracting, as well as to carry out any and all commercial, securities, real estate and financial transactions (Article 2 of the bylaws). Schneider Electric's fiscal year runs from January 1 to December 31.

The bylaws, minutes of Annual Meetings, Auditors' Reports and other legal documents concerning the Company are available for consultation at the Company's head office (Board of Directors' Secretariat) located at 43/45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison, France.

2. Capital

Capital stock and voting rights

The Company's capital stock at December 31, 2003 amounted to € 1,854,737,360, represented by 231,842,170 shares with a par value of € 8.00, all fully paid up. A total of 242,463,662 voting rights were attached to the 229,247,275 shares outstanding as of the Annual Shareholders' Meeting of May 16, 2003 (information published in the "Balo" legal gazette dated May 28, 2003).

Changes in capital stock

The following table shows changes in Schneider Electric SA's capital stock and additional paid-in capital over the past five years, through the exercise of stock options, the conversion of bonds, the issuance of shares to the Employee Stock Purchase Plan, the May 5, 2000 and March 5, 2003 cancellation of shares and the tender in August 2001 of 98.1% of outstanding Legrand shares to the public exchange offer initiated by Schneider Electric SA.

Five-Year Summary of Changes in Capital

	Number of shares issued or cancelled	Total shares outstanding	New capital
Capital at Dec. 31, 1998		**153,417,118**	**1,169,414,443 euros**
Conversion of bonds	3,495,796		
Conversion of Square D bonds	2,272,282		
Exercise of stock options	704,300		
Shares issued to the ESPP	1,534,082		
Capital at Dec. 31, 1999 * (1)		**161,423,578**	**1,291,388,624 euros**
Cancellation of shares	(6,000,000)		
Conversion of Square D bonds	152,275		
Exercise of stock options	211,790		
Capital at Dec. 31, 2000 (2)		**155,787,643**	**1,246,301,144 euros**
Shares issued in exchange for Legrand shares	84,241,055		
Conversion of Square D bonds	3,026		
Exercise of stock options	228,305		
Capital at Dec. 31, 2001 (3)		**240,260,029**	**1,922,080,232 euros**
Conversion of Square D bonds	179,511		
Exercise of stock options	373,365		
Capital au 31.12.2002 (4)		**240,812,905**	**1,926,503,240 euros**
Cancellation of shares	(12,000,000)		
Exercise of stock options	1,958,180		
Shares issued to the ESPP (2003 worldwide plan)	1,071,085		
Capital at Dec. 31, 2003 (5)		**231,842,170**	**1,854,737,360 euros**

** The Company's capital stock was converted into euros on January 14, 2000. The FF 399.8 million difference arising on conversion was charged against additional paid-in capital.*

(1) € 121.97 million increase in capital stock, € 252.72 million increase in additional paid-in capital

(2) € 45.09 million decrease in capital stock, € 284.87 million decrease in additional paid–in-capital.

(3) € 675.80 million increase in capital stock, € 4,358.7 million increase in additional paid–in-capital.

(4) € 4.42 million increase in capital stock, € 15.0 million increase in additional paid-in-capital.

(5) € 71.77 million decrease in capital stock, € 316.61 million decrease in additional paid–in-capital.

Potential capital

Aside from stock options, no share equivalents were outstanding at December 31, 2003. Stock options granted under the stock option plans in force at December 31, 2003, represent 5,706,985 shares, of which 3,435,925 correspond to options to either subscribe new shares or purchase existing shares. The Board of Directors will determine the nature of the options (subscription or purchase) at a later date. Details of the stock options plans are provided on pages 23 and 24.

Authorizations to issue shares

At the Combined Annual and Extraordinary Shareholders' Meeting of May 16, 2003, the Board of Directors was authorized to issue shares with or without pre-emptive subscription rights within a limit of € 750 million.

At the Combined Annual and Extraordinary Shareholders' Meeting of May 16, 2003, the Board of Directors was also authorized to issue new shares to members of the Employee Stock Purchase Plan, within a limit of 5% of the Company's capital stock.

At the Combined Annual and Extraordinary Shareholders' Meeting of May 6, 1999, the Board of Directors was authorized to grant options to purchase new or existing shares to employees and corporate offices of the Company and its affiliates under the provisions of article 225-177 of the French Commercial Code.

At the Annual Shareholders' Meeting of May 6, 2004, shareholders will be asked to renew the authorization to grant options to purchase new or existing shares within a limit of 3% of the Company's capital stock. To satisfy legal obligations, shareholders will also be asked to renew the authorization to issue shares to members of the Employee Stock Purchase Plan.

The authorizations currently in force are as follows:

	Maximum aggregate par value of shares that may be issued	Authorization date	Authorization expires	Amount used at Dec. 31, 2003
I – Issues with pre-emptive subscription rights				
Shares, warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares	€ 750 million (1)	May 16, 2003	July 16, 2005	–
II – Issues without pre-emptive subscription rights				
Shares, warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares, including shares issued in connection with a tender offer initiated by the Company	€ 750 million (1) (2)	May 16, 2003	July 16, 2005	–
III – Employee share issues				
Share issues restricted to employees (ESPP)	5% of the capital	May 16, 2003	July 16, 2005	0.46%
Options to purchase new shares	5% of the capital	May 6, 1999	May 6, 2004	2.27% (3)

(1) The ceilings for issues with and without pre-emptive subscription rights are not cumulative.

(2) At the Annual Meeting of May 16, 2003, the Chairman of the Board of Directors informed shareholders that the Board had decided before the meeting that it would limit any issue to an aggregate amount of € 500 million.

(3) Stock option plans 19, 20, 21 and 22. The Board of Directors will determine the nature of Plan 19 (subscription or purchase) by April 4, 2004 at the latest and the nature of Plan 21 (subscription or purchase) by February 4, 2006 at the latest.

3. Ownership structure

	Interest %	Dec. 31, 2003 Number of shares	Voting rights %	Number of voting rights	Dec. 31, 2002 Interest %	Voting rights %	Dec. 31, 2001 Interest %	Voting rights %
Caisse des Dépôts	4.34	10,062,852	5.23	13,237,852	3.99	5.21	3.92	5.06
Employees	3.62	8,385,425	6.00	15,203,302	3.11	5.85	3.00	5.68
Treasury stock [1]	0.93	2,150,352	–	-	0.89		0.89	–
Intragroup cross shareholdings	2.90	6,716,753	–	–	6.73	–	3.94	–
Public	88.21	204,526,788	88.77	224,859,766	85.28	88.94	88.25	89.26
Total	100.00	231,842,170	100.00	253,300,920	100.00	100.00	100.00	100.00

(1) Via Cofibel / Cofimines.

Ownership structure at December 31, 2003

- Caisse des Dépôts et Consignations 4.34 %
- Employees 3.62 %
- Treasury stock - Intragroup cross shareholdings 3.83 %
- Public France 53.51 %
- Public (International) 34.70 %

As of December 31, 2003, Schneider Electric had approximately 205,500 shareholders (TPI estimate).

A total of 30,325,855 shares benefited from double voting rights.

Disclosure thresholds

To the best of the Company's knowledge, no shareholders other than Caisse des Dépôts, listed above, hold, either directly or indirectly, more than 5% of Schneider Electric's capital or voting rights.

During the year, Caisse des Dépôts' voting rights rose above and fell below the 5% threshold.

Pledges on Schneider Electric shares

To the best of the Company,s knowledge, shares pledged by shareholders represent 0.07% of the issued capital.

Pledges on subsidiaries, shares

Schneider Electric has not pledged any shares in significant subsidiaries.

4. Employee profit-sharing and stock purchase plans

Profit-sharing plans

Profit-sharing and other profit-based incentive plans have been in effect at Schneider Electric Industries SAS since 1994.

The amounts allocated over the past five years were as follows:

- € 24.8 million in 1999 (profit-based incentive plan)
- € 39.9 million in 2000 (profit-based incentive plan)
- € 16.1 million in 2001 (profit-based incentive plan *and profit sharing)*
- € 2.2 million in 2002 (profit-based incentive plan and profit sharing)
- € 1.30 million in 2003 (profit-based incentive plan).

The "Schneider Electric" corporate mutual fund

Schneider Electric has long been committed to developing employee stock ownership. Employees who are members of the Employee Stock Purchase Plan have an opportunity to purchase new or existing Schneider Electric SA shares through corporate mutual funds.

The latest employee share issue took place in 2003 and was open to employees in 60 countries. It included a loan facility to multiply the initial investment by five, except in countries where this was not possible.

As of December 31, 2003, employees held a total of 8,385,425 Schneider Electric SA shares through the corporate mutual funds, representing 3.62% of the capital and 6% of the voting rights, taking into account double voting rights.

Stock option plans

Grant policy

Stock option plans are approved by the Board of Directors following a review of the plans by the Remunerations and Appointments Committee. No options were granted in 2002.

At its meeting of February 5, 2003, the Board of Directors set up two option plans. The first, number 21, was decided as part of the annual policy to grant stock options. It has 433 grantees. The second, number 22, is designed to reward the 2002 winners of the NEW2004 Trophies. This awards program is part of the NEW2004 company program. The plan has 111 grantees, members of the six winning teams. Each member was granted 1,000 options.

Description

The exercise price is equal to the average share price of the twenty trading days prior to the date of grant by the Board of Directors. No discount is applied.

The options have an eight year life. Options granted under plans 12 through 19 may be exercised as from the fourth year, as long as the grantee holds the shares subscribed or acquired in registered form until the end of a five-year period following the date of grant. In certain cases, however, the options may be exercised without condition as from the third year. *Options granted under plans 20 and 21 may be exer*cised without condition as from the fourth year or, in certain cases, as from the third year. Exceptionally, options granted under plan 22 may be exercised as from the first year.

Options may only be exercised by Group employees. In addition, the exercise of options granted under plans 10, 11, 13 through 18 and plans 20 and 21 is fully or partially dependent on specific targets being met concerning income, value creation, sales or operating margin, as described in the following table.

Because these targets were only partially achieved, 1,320,219 options granted under plans 15, 16 and 17 were cancelled in 2002 and 710,600 options granted under plan 18 were cancelled in 2002.

Options granted to and exercised by corporate officers and the top grantees during the year

150,000 options with an exercise price of € 45.65 and expiring in 2001 were granted to Henri Lachmann under plan 21. The exercise of these options is dependent on certain conditions being met.

Mr. Lachmann, who was granted options under plans 15 through 21, did not exercise any options during the year.

Options granted to the top ten employee grantees during the year and exercised by the ten employees exercising the most options during the year

	Number of options	Price (in euros)	Expiration date
Options granted in 2003 to the top ten employee grantees (not including corporate officers)	445,000	45.65	2011
Options exercised in 2003 by the ten employees exercising the largest number of options during the year (not including corporate officers)	114,860	36.03 (1)	-

(1) Weighted average price (4,060 under plan 10, 18,300 under plan 11, 82,300 under plan 12, and 10,200 under plan 13).

Stock option plan details

Plan no.	Date of Board Meeting	Number of initial grantees	Number of options granted	Price in euros	Exercise criteria	% of targets met	Number of options cancelled (1)	Number of options outstanding at Dec. 31, 2003 (2)
9	04/07/95	47	575,200	24.93	None	NA	NA	0
10	04/07/95	134	626,800	24.93	All options: ROE for 1993 to 1995	54.4	279,600	0
11	06/13/96	233	862,800	35.37	All options: ROE for 1994 to 1996	62.5	339,700	89,950
12	01/24/97	53	1,360,000	35.67	None	NA	NA	27,000
13	06/10/97	273	970,800	44.52	All options: ROE for 1995 to 1997	74.9	239,400	532,210
14	01/28/98 P	287	1,208,000	50.77	All options: ROE for 1996 to 1998	85.4	164,300	997,400 (3)
15	12/22/98 P	1	60,000	50.86	50% of options: value creation for 1999 to 2001	55.4	13,300	46,700
16	04/01/99 P	337	1,259,300	50.73	50% of options: value creation for 1999 to 2001	55.4	245,900	928,500 (3)
17	04/01/99 P	542	2,123,100	50.73	All options: sales, base costs and operating income for 2001	71.6 (2)	1,078,600	953,700 (3)
18	03/24/00 P	1,037	1,421,200	65.88	50% of options: value creation for 2000 to 2002	50.0	686,600	644,650 (3)
19	04/04/01 S/P	1,050	1,557,850	68.80	None	NA	NA	1,485,525 (3)
20	12/12/01	180	1,600,000	51.76	All options: 2004 sales and operating income	-	-	1,528,900 (3)
21	02/05/03 S/P	433	2,000,000	45.65	50% of options: operating margin and operating income to capital employed	-	-	1,950,400 (3)
22	02/05/03	111	111,000	45.65	None (reserved for winners of the NEW2004 Trophies)	NA	NA	93,000
			15,734,050					**9,277,935**

(1) Because targets were not met.

(2) Number of shares outstanding after deducting all shares cancelled and exercised since the plan began.

(3) The difference between the number of options granted and the number of options outstanding stems from the cancellation of options granted to employees who have left the Group.

Outstanding options

Plan no.	Date of Board Meeting	Type (1)	Number of options outstanding (2)	Options granted to corporate officers (2)	Options granted to the top 10 employee grantees (2)	Starting date of exercise period	Expiration date	Price (in euros)	Options exercised in 2003	Options cancelled in 2003	Number of options outstanding at Dec. 31, 2003
9	04/07/95	S	362,800	-	-	04/07/00	04/06/03	24.93	362,800	0	0
10	04/07/95	S	50,870	-	-	04/07/00	04/06/03	24.93	45,270	5,600	0
11	06/13/96	S	353,940	-	-	06/13/01	06/12/04	35.37	263,990	-	89,950
12	01/24/97	S	1,198,200	-	-	01/24/00	01/23/04	35.67	1,166,200	5,000	27,000
13	06/10/97	S	653,630	-	-	06/10/00	06/09/04	44.52	119,920	1,500	532,210
14	01/28/98	P	1,001,800	-	-	01/28/01	01/27/05	50.77	-	4,400	997,400
15	12/22/98	P	46,700	46,700	-	12/22/01	12/21/05	50.86	-	-	46,700
16	04/01/99	P	937,700	85,600	118,200	04/01/02	03/31/07	50.73	-	9,200	928,500
17	04/01/99	P	963,200	107,400	124,000	04/01/02	03/31/07	50.73	-	9,500	953,700
18	03/24/00	P	682,950	63,000	87,900	03/24/03	03/23/08	65.88	-	38,300	644,650
19	04/04/01	S or P	1,518,825	205,500	163,600	04/04/05	04/03/09	68.80	-	33,300	1,485,525
20	12/12/01	S	1,600,000	100,000	333,000	12/12/04	12/11/09	51.76	-	71,100	1,528,900
21	02/05/03	S or P	2,000,000	150,000	345,000	02/04/07	02/04/11	45.65	-	49,600	1,950,400
22	02/05/03	S	111,000		10,000	06/05/03	02/04/11	45.65	-	18,000	93,000

(1) S = Options to subscribe new shares / P = Options to purchase existing shares.

(2) After cancellations because targets were only partially met and before any cancellations in relation to plans 20 and 21.

5. Stock buybacks

The Annual Shareholders' Meeting of May 27, 2002 authorized the Board of Directors to buy back shares on the open market. Pursuant to this authorization, the Company purchased 6,637,487 shares at an average unit price of € 48.80 in 2002.

The Annual Shareholders' Meeting of May 16, 2003 authorized the Board of Directors to buy back shares on the open market. Pursuant to this authorization, the Company had purchased 693,173 shares at an average unit price of € 50.33 as of February 19, 2004.

The related transaction costs amounted to € 172,925.

At its meeting of March 5, 2003, the Board of Directors used the authorization granted by the Annual Shareholders' Meeting of May 27, 2002 to cancel 12 million shares bought back by the Company pursuant to authorizations granted by the Annual Shareholders' Meetings of June 12, 1998, May 6, 1999, May 5, 2000, June 11, 2001 and May 27, 2002.

At December 31, 2003, the Company held 6,716,753 of its own shares in treasury.

6. Stock market data

The Schneider Electric SA share is listed on the Euronext First Market in Paris, where it is traded in lots of one under ISIN code FR0000121972.

It is part of the market's benchmark CAC 40 index of France's largest stocks.

18-Month Trading Data

Year	Month	Trading volume (in thousands of shares)	Value (in millions of euros)	Price (in euros)	
				High	Low
2002	September	18,268	832.86	50.05	41.10
	October	25,555	1,114.80	48.78	37.16
	November	25,571	1,233.54	50.00	44.55
	December	23,345	1,109.33	50.35	43.11
2003	January	24,259	1,101.49	49.89	39.69
	February	22,615	907.56	43.00	38.42
	March	24,322	1,046.00	46.75	38.70
	April	29,351	1,274.94	46.29	41.20
	May	35,818	1,439.42	43.07	37.40
	June	31,909	1,312.49	43.25	38.02
	July	27,412	1,207.38	47.00	41.85
	August	26,392	1,275.25	50.20	46.80
	September	22,939	1,108.11	51.00	44.50
	October	20,399	966.40	50.60	44.60
	November	24,354	1,252.56	53.00	49.70
	December	18,842	990.11	54.30	51.20
	Total 2003	**305,505**	**13,748.99**		
2004	January	26,457	1,394.70	55.95	49.71
	February	20,017	1,068.16	55.30	51.50

Five-year Summary of Share-Price Performance

	2003	2002	2001	2000	1999
Average daily trading volume Euronext Paris					
- Thousands of shares	1,198.06	1,068.17	1,206.92	528.64	590.42
- Millions of euros	53.92	53.87	72.82	38.50	35.31
High and low share prices (in euros)					
- High	54.30	59.85	79.20	85.80	78.00
- Low	37.40	37.16	38.10	57.35	44.40
Year-end closing price (in euros)	51.90	45.09	54.00	77.70	77.95
Yield including tax credit (%)	3.18	3.33	2.41	3.09	2.58

The Schneider Electric SA share vs. the CAC 40 index
Euronext data


Schneider Electric
share
CAC 40
Index
90
75
60
45
30
7,000
6,000
5,000
4,000
3,000
2,000
51.68
77.95
77.70
54.00
45.09
51.90
53.50
Dec. 31, 1998
Dec. 31, 1999
Dec. 30, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Feb. 27, 2004
■ Share price in euros
● Schneider Electric share
○ CAC 40 index (base: Schneider Electric on December 31, 1998)

Monep

Options on Schneider Electric SA shares have been traded on the MONEP market since December 20, 1996.

Ordinary bonds

On April 14, 1999, Schneider Electric SA issued € 750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, a further € 250 million 3.75% bond issue was carried out, also due April 14, 2004. The second issue is treated as an extension of the first. Both are traded on the Euronext Paris and the Luxembourg bond markets under ISIN code FR0000492316.

During the year, the Company redeemed part of the issue, in an amount of € 49 million.

As part of the Euro Medium Term Notes program initiated on December 21, 1999, Schneider Electric SA issued two tranches of 6.1275% bonds due in October 2007, worth an aggregate € 450 million. The first, worth € 400 million, was issued on October 9, 2000 and the second, worth € 50 million, was issued on October 10, 2000. Together they comprise 450,000 bonds with a face value of € 1,000 each, which are traded on the Euronext Paris and the Luxembourg bond markets under ISIN code FR0000483091.

As part of the Euro Medium Term Notes program initiated on December 20, 2002, Schneider Electric issued € 750 million worth of 3.875% bonds due October 31, 2008. The bonds are traded on the Luxembourg bond market under ISIN code FR0010023200.

7. Investor relations

Investor Relations Officer

Antoine Giscard d'Estaing
43-45, boulevard Franklin-Roosevelt
92500 Rueil-Malmaison, France

Tel.: +33 (0)1 41 29 71 34

Contacts

Institutional investors, financial analysts and private shareholders calling from outside France may request information and documents from:

Alexandre Brunet

At +33 (0)1 41 29 70 71

or fax +33 (0)1 41 29 71 42

Shareholders' Relations Committee

The Committee is made up of ten individual shareholders appointed by Schneider Electric for a two-year term. Members may serve a maximum of two terms. The Committee is designed to relay shareholders' concerns in the area of financial communication to the Company. It gives an opinion and makes suggestions on financial communication actions and resources for individual shareholders. In 2003, the members met three times and made numerous suggestions that were then implemented by Schneider Electric's financial communication department.

Examples include:

- Topics to be included in the Letter to Shareholders, including a special issue on the Legrand divestment.
- The Committee's participation in the Q&A session with the Chairman at the Annual Shareholders' Meeting. In this capacity, Committee members relay certain questions phoned in to the toll-free number.
- Meetings for individual shareholders. In 2003, two shareholders' meetings were held in Annecy and Lille, France.
- Changes in information documents. At the Annual Meeting, shareholders received a copy of "The Year in Review" and "In Brief", as well as the Annual Report on request.

Shareholder documents

In addition to the annual report and a summary report, the Company also publishes:

- A Shareholders' Letter (three times a year).
- General, economic and financial information.
- A corporate website (www.schneider-electric.com).

1. Board of Directors (at February 19, 2004)

Chairman and Chief Executive Officer

Henri Lachmann

First elected: 1996

Term ends: 2005

65 years old.

Other directorships and functions: Chairman of Schneider Electric Industries SAS and Director of a number of Schneider Electric subsidiaries. Director of Finaxa, various Axa subsidiaries, Vivendi Universal and ANSA; Member of the Supervisory Board of Axa and Norbert Dentressangle; non-voting Director of FIMALAC.

A graduate of Hautes Etudes Commerciales (HEC), Henri Lachmann began his career in 1963 with Arthur Andersen. In 1970, he joined Compagnie Industrielle et Financière de Pompey. In 1971 he became Chief Executive Officer of Financière Strafor (later Strafor Facom), where from 1981 to 1997 he served as Chairman and Chief Executive Officer. He has served as a Director of Schneider Electric SA since 1996 and was appointed Chairman on February 25, 1999.

Mr. Lachmann owns 10,000 Schneider Electric SA shares.

Directors

Daniel Bouton* (1)

First elected: 1995

Term ends: 2004

53 years old, Chairman and Chief Executive Officer of Société Générale.

Other directorships and functions: Director of Total, Arcelor and Veolia Environnement.

A graduate of Ecole Nationale d'Administration with the title of Inspecteur Général des Finances, Daniel Bouton held several positions in the French Finance Ministry, including Budget Director, from 1988 to 1991. He joined Société Générale in 1991, becoming Chief Executive Officer in 1993 and Chairman in 1997.

Mr. Bouton owns 250 Schneider Electric SA shares.

Thierry Breton* (1)

First elected: 2000

Term ends: 2004

49 years old, Chairman and Chief Executive Officer of France Telecom.

Other directorships and functions: Chairman of the Board of Orange; Director of Dexia (a Belgian company) and of Thomson SA; Chairman of Thomson's Strategic Committee; Member of the Supervisory Board of Axa.

A graduate of Supelec, Thierry Breton served as Chairman of Forma Systèmes from 1981 to 1986, Advisor to the French Ministry of National Education, in charge of information technology and new technologies from 1986 to 1988; Managing Director of the Futuroscope Teleport business park in Poitiers from 1986 to 1990; Executive Vice President of the CGI Group from 1990 to 1993; Executive Chairman of the Bull Group from 1993 to 1997; and Chairman of Thomson SA and Thomson Multimedia from 1997 until October 2002. He was appointed Chairman and Chief Executive Officer of France Telecom in October 2002.

Mr. Breton owns 370 Schneider Electric SA shares.

Alain Burq (1)

First elected: 2000

Term ends: 2004

50 years old, Chairman of the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund.

A graduate of Ecole Supérieure de Commerce de Paris, Alain Burq also has an MBA from the Wharton School of the University of Pennsylvania. In 1982, he joined Schneider Electric, where he has been in charge of special projects for the Corporate Services department since 2001.

Mr. Burq owns 250 Schneider Electric SA shares.

Michel François-Poncet

First elected: 1986

Term ends: 2005

69 years old, Vice-Chairman of the Board of BNP-Paribas.

Other directorships and functions: Chairman of BNP-Paribas (Switzerland); Vice-Chairman of Pargesa Holding SA (Switzerland); Director of LVMH, Finaxa, Erbé (Belgium), Power Corporation (Canada), BNP-Paribas UK Holdings Limited (UK), Vittoria Assicurazioni (Italy) and Compagnie Monégasque de Banque (Monaco).

A graduate of Institut d'Etudes Politiques and the Harvard Business School, Michel François-Poncet joined Banque Paribas in 1961. He became Chairman of Compagnie Financière de Paribas and Banque Paribas in 1986 and Chairman of the Supervisory Board of Compagnie Financière de Paribas and Banque Paribas in 1990. From 1998 to 2000, he served as Chairman of the Compagnie Financière de Paribas Supervisory Board. In 2000, he was appointed Vice-Chairman of the Board of BNP-Paribas.

Mr. François-Poncet owns 800 Schneider Electric SA shares.

Hans Friderichs*

First elected: 1997

Term ends: 2005

72 years old, Corporate Director.

Other directorships and functions: Chairman of the Supervisory Boards of Goldman Sachs Investment Management GmbH (Frankfurt), Leica Camera AG (Solms), Allit AG (Bad Kreuznach), Pott-Racke-Dujardin GmbH & Co. KG (Bingen), and C.A. Kupferberg & Cie KgaA (Mainz); Vice-Chairman of the Supervisory Board of Adidas AG (Herzogenaurach); Member of the Supervisory Board of The New German Länder Industrial Investment Council (ICC) GmbH.

Hans Friderichs, a German citizen, holds degrees in Law and Political Science. Soon after graduating, he joined Germany's Free Democratic Party (FDP), serving as Deputy Chairman from 1974 to 1977. Mr. Friderichs was a member of parliament from 1965 to 1969, then secretary of state for the Rhineland Palatinate Agriculture and Environment Ministry. In 1972, he was appointed Federal Minister of the Economy. He left the federal government in 1977 and joined the Management Board of Dresdner Bank AG in 1978. In 1985, he became a consultant and corporate director.

Mr. Friderichs owns 500 Schneider Electric SA shares.

James F. Hardymon*

First elected: 1998

Term ends: 2004

69 years old, Corporate Director.

Other directorships and functions: Director of Air Products & Chemicals Inc., American Standard Inc., Circuit City Stores Inc., and Lexmark International Inc.; Member of the Supervisory Boards of Investicorp International, Inc. and Proudfoot Consulting Company.

James F. Hardymon, a United States citizen, has an engineering degree from the University of Kentucky. He spent most of career at Emerson Electric Co., where he held several positions before becoming Director and Chief Operating Officer. In 1989, Mr. Hardymon joined US-based Textron Inc., which has a worldclass reputation in aerospace and automation technology. He served as Chairman and Chief Executive Officer of Textron from January 1993 to January 1999.

Mr. Hardymon owns 1,247 Schneider Electric SA shares.

Willy R. Kissling * (1)

First appointed: 2001

Term ends: 2004

59 years old, Chairman of Unaxis Corporation. (Information Technology) and SIG Holding Ltd (packaging machines and systems).

Other directorships and functions: Vice Chairman of Holcim Ltd (cement) and Forbo Holding AG (flooring, belting and adhesives); Director of Kühne & Nagel International AG (logistics) and the Swiss-American Chamber of Commerce.

Mr. Kissling, a Swiss citizen, holds diplomas from the University of Bern and Harvard University. He began his career at Amiantus Corporation and then joined Rigips, a plasterboard manufacturer, in 1978. He was appointed to the Rigips Executive Committee in 1981 and subsequently became Chairman.

From 1987 to 1996, Mr. Kissling served as Chairman and Chief Executive Officer of Landis & Gyr Corporation, a provider of services, systems and equipment for building technology, electrical contracting and payphones. From 1998 to 2002, Mr. Kissling was Chairman and CEO of Unaxis Corporation. He became Chairman of the Board of Directors in May 2002.

Mr. Kissling owns 250 Schneider Electric SA shares.

Gérard de La Martinière*

First elected: 1998

Term ends: 2007

60 years old, Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A).

Other directorships and functions: Member of the Supervisory Board of Air Liquide since 2003.

A graduate of Ecole Polytechnique and Ecole Nationale d'Administration, Gérard de La Martinière held several positions in the French Finance Ministry before serving as Secretary General of Commission des Opérations de Bourse and General Manager of Société des Bourses Françaises. In 1989, he joined Axa, where he was appointed Executive Vice-President, Holding Companies and Corporate Functions in 1993, member of the Management Board in 1997 and Executive Vice-President, Finance, Budget Control and Strategy in 2000. He left Axa in 2003 to become Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A).

Mr. de La Martinière owns 606 Schneider Electric SA shares.

René Barbier de La Serre*

First appointed: 2002

Term ends: 2005

63 years old, Corporate director

Other directorships and functions: Director of Sanofi-Synthelabo, Crédit Lyonnais and Harwanne Compagnie de participations industrielles et financiers SA (Geneva); Member of the Supervisory Board of Pinault Printemps-Redoute, Compagnie Financière Saint-Honoré, Compagnie Financière Edmond de Rothschild Banque and Euronext NV (Amsterdam); Chairman of the Board of Directors of Tawa UK Ltd (London).

After graduating from Ecole Polytechnique and l'Institut d'Etudes Politiques de Paris, Mr. Barbier de La Serre joined Banque de l'Union Européenne in 1963, later becoming Deputy Director. In 1973, he moved to Crédit Commercial de France (CCF), where he was appointed Managing Director in 1987 and Vice Chairman and Chief Executive Officer in 1993. He left CCF in 1999.

From 1988 to 1998, Mr. Barbier de La Serre was a member of Conseil des Marchés Financiers (formerly Conseil des Bourses de Valeurs), serving as Chairman from 1994 to 1998. In this capacity, he was a member of the Collège de la Commission des Opérations de Bourse.

Mr. Barbier de La Serre owns 1,000 Schneider Electric SA shares.

James Ross *

First elected: 1997

Term ends: 2007

65 years old, Vice Chairman of National Grid Transco.

Other directorships and functions: Director of McGraw-Hill Inc. and Datacard Inc.; Chairman of Leadership Foundation in Higher Education.

James Ross, a British subject, is a graduate of Oxford University. In 1959 he joined BP, where he held several positions before becoming a Managing Director in 1991. He served as Managing Director of Cable & Wireless plc from 1992 to 1995.

Mr. Ross owns 300 Schneider Electric SA shares.

Piero Sierra * (1)

First elected: 1997

Term ends: 2004

69 years old, Special Advisor for the administration of Pirelli SpA's international companies.

Piero Sierra, an Italian citizen with a degree in humanities from the University of Lyon, joined Milan-based Pirelli SpA in 1962. He held management positions in Italy and abroad before becoming Director and Chief Executive Officer of Pirelli SpA from 1991 to 1995.

Mr. Sierra owns 500 Schneider Electric SA shares.

** Independent Director, as defined in the Bouton report on corporate governance*

(1) Up for re-election at the May 2004 Annual Shareholders' Meeting

2. Organizational and operating procedures of the Board of Directors

The Board of Directors defines the Company's business strategy and ensures that it is properly implemented. Its members are nominated by the Board and elected by shareholders in Annual Meeting.

Based on a review by the Remunerations and Appointments Committee, the Board considered in February 2003 that eight of its thirteen members were independent directors, as defined in the Bouton report on corporate governance. Foreign representation is also significant as the Board includes five non-French Directors. Employee shareholders are represented by a Director who sits on the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund. The average age of the Board members is 61.

In March 2003, the Board approved a set of operating rules and procedures that include and expand on previously adopted resolutions concerning the organization and operations of the Board and its committees.

This document, which includes the operating rules and procedures of the Board committees and the Directors' charter recommended under AFEP-MEDEF corporate governance guidelines, comprises 8 articles:

Article 1 defines the Board's role and powers. To enable the Board to fulfill its duties, the Chairman must submit to its prior authorization all proposals to acquire or sell assets exceeding € 100 million as well as all transactions involving a commitment by the Company above this amount. In addition, the Board must carry out an annual review of its membership, organization and operating procedures.

Article 2 defines the principles the Board shall apply concerning the renewal of its membership. These include assuring international representation by maintaining a significant number of non-French Directors, maintaining independence through a majority of independent Directors as defined in the Bouton report, ensuring continuity through the annual renewal of one quarter of the Directors and enabling representation of employee shareholders by a Director who is a member of the Supervisory Board of a mutual fund invested in Company stock.

Article 3 defines procedures for organizing Board meetings. In addition to the legal provisions for calling Board meetings, participation of Directors, minutes, etc., this article reflects Schneider Electric practices in calling for a minimum of six meetings a year and the attendance of the Executive Vice-President, Finance and any line executives concerned by the major issues put before the Board.

Article 4 defines the status of Directors and their responsibilities. These include:

- Representing all shareholders and acting in the corporate interest.
- Submitting their resignation when they have not participated in more than half the Board meetings.
- Respecting an obligation of confidentiality.
- Requesting any documents needed to fulfill their responsibilities and meeting with Company executives as required.
- Reporting conflicts of interest.
- Owning at least 250 shares of Company stock.
- Complying with rules governing trading in Schneider Electric shares.
- Attending the Annual Shareholders' Meeting.

Articles 5 to 7 *apply to the Board Committees and are described in the corresponding section below.*

Schneider Electric has adopted a code of ethics for Directors and employees designed to prevent insider trading. Under the terms of this code, both Directors and employees are barred from trading shares in companies for which they have information that has not yet been made public. In addition, they may not trade Schneider Electric SA shares during the 30 days preceding publication of the annual and interim financial statements, nor may they engage in any type of speculative trading involving Schneider Electric SA shares. This includes margin trading, trading in options and warrants and purchasing and re-selling securities in a period of less than four months.

To ensure that Board members are fully prepared, the Company sends them the meeting agenda ten days before upcoming Board meetings, along with draft minutes of the previous meeting. Four to five days beforehand, the Directors also receive a Board meeting file, which may include financial statements when appropriate (the deadline is shorter, however, for the interim financial statements). A supplementary file may also be provided at the meeting.

Between meetings, aside from conversations they may have with the Chairman, Board members receive a monthly Letter to Directors, a weekly press review, all of the Company's press releases, financial analysts' reports and other documents. Directors also have the opportunity to meet with key members of senior management prior to Board meetings.

3. Board meetings in 2003

Six meeting were scheduled in 2003 and eight were held. These meetings were primarily devoted to strategic issues, as well as to reviewing the financial statements and the Company's corporate governance.

The Board conducted an in-depth review of the Company's strategy in a one-day meeting devoted entirely to this topic and tracked deployment of this strategy at all of its meetings, authorizing the acquisition of TAC and Clipsal and the increase in Schneider Electric's stake in MGE UPS Systems to 100%. Board members were also informed of the divisions' growth plans.

Following the Audit Committee's report, the Board closed the accounts for 2002 and reviewed the 2003 interim financial statements. The Board was pleased to see that the Company had complied with its request to produce and publish interim financial statements within one month after the end of the first half.

The meeting that closed the 2002 accounts also set the dividend to be submitted for shareholder approval at € 1 per share, plus a tax credit of € 0.50, for a total payment of € 1.50 per share.

During the year, the Board also reviewed the results of its self-evaluation, conducted in the fall of 2002. The Board Secretary administered the self-evaluation questionnaire to each Director in individual meetings that lasted 90 minutes on average. He then prepared a summary that was discussed by the Remunerations and Appointments Committee and reviewed by the Board at its meeting of March 5, 2003.

The questionnaire covered the Board's membership, missions, responsibilities and operations; information for Directors; the Board's relationship with Schneider Electric's Chairman and CEO; and the organization and operations of the Board's committees.

Following this review, the Board made a number of decisions to enhance and guarantee its effectiveness, including devoting a one-day meeting each year to strategy. It also reviewed the membership of its committees, adding a fourth member to the Audit Committee, and approved the operating rules and procedures described above.

Acting on the Remunerations and Appointments Committee's report, the Board discussed the succession of its Chairman. It also appointed James Ross, an Independent Director, to the Audit Committee and asked him to track sustainable development issues for the Board.

Following the Remunerations and Appointments Committee's report, the Board asked shareholders at the Annual Meeting of May 16, 2003 to re-elect James Ross, Piero Sierra, Michel François-Poncet and Gérard de La Martinière as Directors. Mr. François-Poncet and Mr. de La Martinière were re-elected before their respective terms expired to avoid re-electing too many Directors at one time in the future.

The Board of Directors accepted Claude Bébéar's resignation for personal reasons on December 11, 2003. However, in light of Mr. Bébéar's key role in forming Schneider Electric and ensuring the Board's smooth operation, the Board would like to retain him as a non-voting Director. As a result, shareholders will be asked to modify the Company's bylaws at the Annual Meeting of May 6, 2004 to allow this appointment.

Acting on the Audit Committee's report, the Board of Directors approved the internal audit charter, as well as a procedure to further ensure the Statutory Auditors' independence. The Board decided that audit-related engagements by Schneider Electric SA's Statutory Auditors or units belonging to their networks would require prior authorization from the Audit Committee Chairman or the Executive Vice-President, Finance.

Acting on the Remunerations and Appointments Committee's report, the Board approved the Chairman's compensation package, including the degree to which his personal targets were met in 2002 and the rules governing his fixed and variable compensation in 2003. The Board was informed of the compensation policy for the Company's senior executives. It also decided to set up two new option plans (21 and 22) and to issue shares to employees under the 2003 worldwide Employee Stock Purchase Plan.

Throughout the year, the Board monitored business performance and progress in implementing the NEW2004 program, restructuring plans and growth plans, based on its review of the 2003 budget. It ensured consistent compliance with market disclosure requirements, notably through an analysis of market consensus and the issuance of press releases.

The Board was also informed about the internal audit through the Audit Committee's report. It tracked the share buyback program and decided to cancel 12 million shares on March 5, 2003.

Directors and corporate officers hold 0.007% of the Company's capital and 0.009% of the voting rights. No related-party agreements have been entered into between the Company and its Directors or officers. No loans or guarantees have been granted to Directors or officers by the Company.

4. Committees of the Board of Directors (members, operating procedures and meetings)

The Board of Directors has drafted internal rules governing the operating procedures and missions of the Audit Committee and the Remunerations and Appointments Committee.
Their members are appointed by the Board, based on recommendations from the Remunerations and Appointments Committee.

Audit Committee

Members

Gérard de La Martinière, Chairman, René Barbier de La Serre, James Ross and Piero Sierra have been the members of the Audit Committee since February 2003.

The Committee comprises only Independent Directors, going beyond the requirements of the AFEP-MEDEF corporate governance guidelines.

Responsibilities

The Audit Committee is responsible for preparing the decisions of the Board of Directors, making recommendations to the Board and issuing opinions on financial, accounting and risk management issues.

As a result, it:

- Prepares the Board's review of the annual and interim financial statements. In particular, it:
  – Ensures that accounting methods used to prepare the consolidated and parent company financial statements are appropriate and applied consistently, that all significant transactions are properly reflected in the consolidated financial statements and that the rules governing the scope of consolidation are correctly applied.
  – Analyzes risks, off-balance sheet commitments and the cash position.
- Reviews draft versions of the annual and interim reports.
- Makes recommendations, following consultation, concerning the renewal or appointment of the Auditors.
- Examines the scope of audit engagements and the results of audits. It makes sure the Auditors have acted independently, notably when reviewing fees paid by the Group to their firm and network.

■ Reviews the internal audit organization and resources, as well as the internal audit program and the general summary of reports submitted by the internal auditors.

■ Examines proposed dividend distributions and the amount of financial authorizations submitted for shareholder approval at the Annual Meeting.

The Audit Committee examines all financial, accounting and risk management issues submitted to it by the Board of Directors or its Chairman.

In addition, before the Committee has reviewed the annual and interim financial statements, the Audit Committee Chairman meets with the Auditors alone, without any Company representatives present.

The Audit Committee Chairman also meets with the head of internal audit twice a year without any other Company representative present.

The Audit Committee presents its findings and recommendations to the Board and distributes the minutes of its meetings to the Directors.

Meetings in 2003

In 2003, the Audit Committee met five times under the chairmanship of Gérard de La Martinière, with an attendance rate of 100%. Each meeting was also attended by members of the Finance Department and the Auditors.

The Audit Committee reviewed the annual and interim financial statements, the internal audit process, and the work of the Statutory Auditors. To ensure the Auditors' independence, the Committee examined their fees and suggested that the Board of Directors approve a procedure for tracking audit-related engagements. As the Auditors' terms will expire at the Annual Shareholders' meeting of May 6, 2004, the Committee issued a limited request for proposals so as to advise the Board of Directors on this topic.

The Committee examined the Company's accounting and control procedures for inventories and forex transactions, as well as draft financial authorizations submitted to shareholders by the Board of Directors for approval at the Annual Meeting and the dividend distribution policy.

It was also informed about the measures taken by the Company to transition to International Financial Reporting Standards (IFRS) for the 2004 financial statements.

The Committee presented its findings concerning the 2003 financial year to the Board on March 5, 2003, July 30, 2003, September 30, 2003, December 11, 2003 and February 19, 2004.

Remunerations and Appointments Committee

Members

In 2003, the Remunerations and Appointments Committee comprised Michel François-Poncet, Chairman, Claude Bébéar, René Barbier de La Serre, James Hardymon and Henri Lachmann.

The Committee's current members are Michel François-Poncet, Chairman, Willy Kissling, René Barbier de La Serre and Henri Lachmann.

Responsibilities

The Committee is regularly informed of the Group's compensation policies, especially executive compensation. It reviews stock option plans and employee stock purchase plans decided by the Board. It also makes recommendations to the Board concerning the nomination of Directors, the appointment of members of Board Committees and the compensation of the Chairman, which comprises a variable component partially linked to the achievement of personal and performance objectives. In the last case, it meets without the Chairman. It sets the criteria of independence for Directors and examines their situation in respect to these criteria.

It recommends the amount of attendance fees for approval at the Annual Meeting and their allocation among Directors. It is also responsible for preparing a succession plan for the Chairman and examines solutions to provide for the replacement of Executive Committee members.

The Audit Committee presents its findings and recommendations to the Board and distributes the minutes of its meetings to the Directors.

Meetings in 2003

The Remunerations and Appointments Committee met four times in 2003, with an attendance rate of 100%. It informed the Board of Directors of its findings on March 5 and September 30, 2003.

It made recommendations concerning the Chairman's compensation to the Board, which discussed the topic when the Chairman was not present. The Committee also discussed the Chairman's succession and presented its findings to the Board. Lastly, it recommended that the Board set up two new option plans (21 and 22) and issue shares to employees under the 2003 worldwide Employee Stock Purchase Plan.

5. Internal Control

Internal Control Objectives

Over the last fifteen years, Schneider Electric has built a position as one of the world's leading Electrical Distribution and Automation & Control companies by acquiring firms specialized in these core businesses and divesting others that no longer fit its strategy.

To anticipate and control the risks associated with its operations, as well as the risk of accounting and other errors and fraud, procedures have been established at Group level that support the acquired entities' procedures.

The purpose of these procedures is to:

■ Ensure that management actions, transactions and employee behavior are consistent with the overall business strategy decided by the Board of Directors of Schneider Electric SA, the Group's parent company, that they comply with the applicable laws and regulations and that they reflect the Group's values and internal standards and rules.

■ Obtain assurance that statutory and management accounting data presented to the Board of Directors of Schneider Electric SA and the Executive Committee present fairly the sales, results of operations and financial position of the Group.

No system of internal control designed to fulfill the above objectives is capable of providing absolute assurance that the objectives will be met due to the inherent limitations of procedures, however well conceived.

Internal Control Organization

Key participants

a) Board of Directors, Audit Committee and Remunerations and Appointments Committee

Article L.225-35 of the Commercial Code states that the Board of Directors is responsible for determining the Company's business strategy and overseeing its implementation. In this oversight capacity, the Board of Directors participates in Schneider Electric's system of internal control.

The control exercised by the Board of Directors primarily extends across the following areas:

■ Implementation of Group strategy. Under the Board's internal rules limiting the powers of the Chief Executive Officer, the prior approval of the Board is required for all material transactions (defined as transactions in excess of € 100 million).

■ The annual and interim financial statements, which are approved or reviewed by the Board of Directors. Prior to their submission to the Board of Directors, the financial statements are reviewed by the Audit Committee which reports its conclusions to the Board. The main purpose of the Audit Committee's review is to obtain assurance as to whether the accounting policies used are appropriate and have been applied consistently from one period to the next, whether transactions that are material at Group level have been properly accounted for and whether the rules governing the inclusion of companies in the scope of consolidation have been properly applied.

■ The reliability of the internal control system. The Audit Committee reports to the Board of Directors on its review of the internal audit organization, programs and findings, as well as on any examination of financial or accounting risk management issues performed at the Committee's own initiative or at the request of the Board of Directors or the Chairman.

■ Executive compensation and stock options. The Remunerations and Appointments Committee makes recommendations to the Board of Directors concerning the Chairman and Chief Executive Officer's compensation package and on management stock option plans. The Committee also reports to the Board about senior management compensation policies applied within the Group.

b) General Management

In 2003, the Executive Committee comprised Henri Lachmann, Chairman and Chief Executive Officer, the Executive Vice-Presidents of the North American, European and International Divisions, and the Executive Vice-Presidents in charge of the Corporate Divisions (Strategy & Market Development, Developments–Industry) and Corporate Functions (Finance & Control – Legal Affairs, and Human Resources & Communication). The Executive Committee meets once a month to review business performance (order intake, billings) and the status of action plans (to increase sales, cut costs, etc.) drawn up by the various units. These meetings also provide an opportunity to discuss strategic issues, such as the positioning of the product lineup, relations with partners and distributors, supply chain organization and R&D policy.

At the beginning of 2004, following the appointment of a Chief Operating Officer, the Executive Committee was replaced by two new structures, the Direction and Strategy Committee and the Acquisitions Committee.

c) Internal Audit

The Vice-President in charge of the 15-member Internal Audit Department reports to the Chairman and CEO and to the Audit Committee.

The internal auditors are responsible for ensuring at the level of each unit that:

■ Risks are appropriately identified and managed.

■ Significant financial, managerial and operating information is accurate, reliable and timely.

■ Employees' actions are in compliance with policies, standards, procedures and applicable laws and regulations.

■ Resources are acquired economically, used efficiently and adequately protected.

Internal audit plans are drawn up based on risk and control concerns identified by management, taking into account the work performed by the external auditors. In light of Schneider Electric's core businesses, internal audit procedures focus mainly on revenue recognition, cash and asset management processes, wages and benefits, financial reporting, information systems, manufacturing operations, purchasing and operating expenses.

After each internal audit, a report is issued setting out the auditors' findings and recommendations. Copies of the report are given to the head of the audited entity, General Management and the Audit Committee.

Internal benchmarks

a) Principles of Responsibility

The Principles of Responsibility are a set of guidelines for decisions and actions that have an impact on stakeholders –employees, customers, suppliers, shareholders, the community– or the environment. A copy of the Principles is given to all new employees along with their employment contract.

b) Insider Code

This code sets out the rules to be followed by management and employees to prevent insider trading. It imposes an obligation of confidentiality on all employees who have access to price-sensitive information and sets permanent restrictions on purchases and sales of Schneider Electric shares by persons who have access to price-sensitive information in the course of their work.

c) International Internal Auditing Standards

The Schneider Electric internal auditors are committed to complying with the international auditing standards published by the Institute of Internal Auditors (I.A.A.) and other bodies.

d) Group accounting polices (see below)

Procedures

a) General Procedures

■ Commitment limits

The Group has established a system of commitment limits within each unit. Under this system, contracts for the purchase or sale of products or services that exceed a certain amount may only be signed by the Chairman or with the Chairman's prior authorization.

The threshold amount ranges from € 1 to € 10 million, according to the type of contract and the division. In addition all transactions that may have an impact on the Group's fundamental interests, due to their size or nature, must be authorized in advance by General Management or, in some cases, the Board of Directors.

This rule applies in particular to all purchases and sales of shares in subsidiaries and affiliates, as well as to subscriptions to share issues by these entities, purchases and sales of strategic assets, product development, trademarks and patents, and off-balance sheet commitments.

■ Acquisitions Committee,
Major Programs Committee

Proposed business acquisitions and development programs must be submitted to the Acquisitions Committee or the Major Programs Committee for review, prior to being presented for approval at the appropriate management level as described above. The two committees are made up of representatives of the main departments involved in the projects.

■ Management information

General Management reviews the results of the Group and the individual units on a monthly basis. Quarterly management information includes a detailed analysis of sales, income and forecasts for each geographic region, produced by accounting managers in the Operating Divisions.

■ Financial review meetings

The financial and legal position of all Group companies is reviewed once a year by Group Finance & Control – Legal Affairs.

The process includes, for each unit:

- Analytical review of the income statement.
- Analytical review of the balance sheet and of capital employed.
- Analytical review of working capital and customer credit.
- Analysis of financial risks (liquidity, currency, counterparty and credit risks).
- Review of compliance with internal rules governing intercompany payments.
- Review of the membership of the unit's Board of Directors or equivalent.

- Review of compliance with Group rules –as adapted where necessary to comply with local regulations– concerning transfer prices, payment terms and other matters.

■ Monthly Treasury Committee meetings

This Committee, chaired by the Executive Vice-President, Finance & Control – Legal Affairs, reviews the Group's monthly cash position, foreign currency position and financing capacity.

Foreign currency transactions for all entities are managed at Group level, except for those involving soft currencies. Schneider Electric has established internal control rules governing foreign exchange exposure –only the operating receivables and payables of each entity and intercompany financial receivables and payables (dividends, loans and borrowings) are hedged– and the accounting treatment of foreign currency transactions.

b) Specific procedures applicable to certain types of risks or transactions

■ Purchases

Schneider Electric has established rules governing metal and other purchases, which represent in total 40% of consolidated sales. These rules mainly concern purchasing department organization and procedures, relationships between buyers and suppliers, levels of signature authority, and compliance with environmental standards. Internal audit plans for individual subsidiaries or units systematically cover the purchasing department and include productivity and cost of non-quality analyses, instruction compliance reviews and analyses of the supplier portfolio.

■ Industrial property

The patents developed or purchased by the Group are tracked by the Industrial Property team within the Finance & Control – Legal Affairs Department. All industrial property information for the main Group subsidiaries is transmitted to this team which is responsible for managing and protecting these intangible assets throughout the world. The same procedure is followed for trademarks.

Internal control procedures governing the production and processing of accounting and financial information

Internal control procedures to confirm the existence and value of assets and liabilities

Each subsidiary is responsible for implementing procedures providing an adequate level of internal control, taking into account the subsidiary's size and organization.

Internal control procedures generally consist of defining levels of responsibility for authorizing and checking transactions, and segregating tasks to help ensure that all transactions are justified. In addition, integrated statutory and management reporting systems have been developed to guarantee the completeness of transaction data recorded in the accounts.

■ Intangible assets

The value of software corresponds essentially to license and development costs. These costs are capitalized only when the amounts incurred during the various phases of the project have been validated and documentary evidence is available confirming that the application has been put in production.

The carrying value of trademarks is determined based on an assessment of the economic value of the underlying business at the time of acquisition and on an independent valuation of the trademark.

Goodwill corresponds to the difference between the cost of shares in a consolidated company and the fair value of the acquired assets and liabilities, as determined by the Finance & Control – Legal Affairs Department.

The amortization period of goodwill is determined based on the projected future earnings of the acquired business and its positioning within the Group. A joint review of the present value of assets is performed at each year-end by the units and the Finance & Control – Legal Affairs Department. If the net book value of goodwill –corresponding to the gross amount less accumulated straight-line amortization– is overstated, an allowance for impairment in value is recorded.

■ Property, plant and equipment

Land and buildings are stated at historical cost. Manufacturing assets are tracked by the Developments – Industry Division.

Property, plant and equipment are recorded in the accounts on the basis of title deeds or an invoice accompanied by documentary evidence that the asset has been put into service.

■ Investments

Investments in consolidated companies and investments carried at cost are tracked and verified by the Legal and Consolidation teams within the Finance & Control – Legal Affairs Department.

■ Inventories

Inventories are counted, valued and –where appropriate– written down by the subsidiaries, based on Group policies.

■ Trade receivables

When sales are recorded in the accounts by the subsidiaries, this automatically generates an entry in a trade receivables account. Receivables are valued and –where appropriate– written down by the subsidiaries in accordance with Group policies.

■ Accrued taxes

The subsidiaries are responsible for calculating, accruing and managing their taxes, except in some cases where the subsidiary concerned is a member of a tax group.

The Tax unit within the Finance & Control – Legal Affairs Department reviews the current tax charge. Originally, these checks were performed mainly for French tax, but they are now also carried out on the tax charge reported by the Group's main international subsidiaries, essentially in the European Union and the United States. The Tax unit is also responsible for overseeing the resolution of tax claims.

The Statutory and Management Accounting unit within the Finance & Control – Legal Affairs Department performs six-month reviews of the Group's current and deferred tax position.

The procedure includes performing analytical reviews of the main subsidiaries' tax position, preparing the tax proof validating the Group's effective tax rate, and analyzing changes in deferred tax assets and liabilities by category of tax basis.

■ Provisions for contingencies and charges

Group policy consists of recording provisions for contingencies and charges in the accounts of the individual subsidiaries. Claims and litigation are generally managed jointly by the subsidiary and the Finance & Control – Legal Affairs Department.

Provisions for contingencies are adjusted whenever necessary. Movements recorded by subsidiaries are required to be evidenced and are checked for compliance with the applicable accounting standards.

■ Provisions for pensions
and other post-retirement benefit obligations

The subsidiaries are responsible for managing their employee benefit obligations under compulsory and company-sponsored plans. Group policy consists of systematically recording provisions for statutory length-of-service awards due to employees on retirement, pensions and healthcare costs paid on behalf of retired employees in all countries where the Group has an obligation under the related plans. These obligations are reviewed annually by the Finance & Control – Legal Affairs Department.

■ Long and short-term debt

Net debt is managed at Group level by the Finance & Control – Legal Affairs Department. Where appropriate, cash pooling agreements and currency position management agreements are set up to profit from economies of scale and minimize financing costs.

Decisions concerning the financing of subsidiaries are made by the Finance & Control – Legal Affairs Department. The bulk of their financing needs are met by short-term intercompany loans in their local currency, but in some cases the Corporate Treasury Center may decide to obtain external financing. Long-term debt is managed at Group level.

■ Off-balance sheet commitments

The off-balance sheet commitments of newly-acquired subsidiaries are reviewed and analyzed when the company joins the Group. Financial guarantees are issued by the Finance & Control – Legal Affairs Department. A consolidated statement of off-balance sheet commitments is produced at six-month intervals by the Statutory and Management Accounting unit which performs analytical reviews to check the data. Other legal commitments are tracked by the Legal Affairs unit.

Procedures for the production of accounting and financial information

■ The accounting system

The Statutory and Management Accounting unit of the Finance & Control – Legal Affairs Department has launched a project to standardize management reporting processes among the various subsidiaries by rolling out an integrated SAP system across the entire Group. Subsidiaries in France, Spain, certain other European countries and China have already migrated their statutory and management accounting systems to SAP. An SAP configuration model for use by all Group entities is currently being developed and will be implemented in phases over the next few years.

The accounts of the subsidiaries are prepared in accordance with Group accounting policies. The data are then adjusted, where necessary, to produce the local statutory and tax accounts.

Consolidation software is used for statutory and management reporting purposes and also to produce the Group financial statements. The main reporting processes cover monthly actual and forecast data and consolidation.

■ System design,
database and accounting standards

Schneider Electric's consolidated financial statements are prepared in accordance with French generally accepted accounting principles.

The consolidated financial statements comply with the fundamental principles of fairness, prudence, consistent application of accounting methods, segregation of accounting periods, and separate recognition of assets and liabilities. They are prepared on a going concern basis using the historical cost convention. Amounts reported in the closing balance sheet are automatically taken up in the opening balance sheet for the next period.

Group accounting policies take into account the forthcoming adoption of IFRS by all European Union countries.

The management reporting and consolidation packages of all Group entities are prepared strictly in accordance with Group accounting principles and policies.

■ Accounts closing process

The reporting units produce monthly income statements which are used to determine the Group's monthly operating income.

Effective from 2003, the consolidated financial statements are produced 16 working days after the annual or half-yearly period-end. To meet this deadline, all of the subsidiaries perform a hard close at May 31 and November 30 of each year and the majority of consolidation adjustments for the period are also calculated at these dates. The related procedures include analyzing the effect of changes in Group structure and the tax charge.

■ Role of the Statutory and Management Accounting unit

The majority of subsidiaries are consolidated at Group level; however, the Lexel, Square D, Crouzet Automatismes and TAC subgroups submit consolidated reporting packages.

The list of entities to be consolidated or accounted for by the equity method is drawn up by the Statutory and Management Accounting unit, which then uses this list to determine with the Legal Affairs unit the consolidation method to be applied to each subsidiary, as well as the percentage of the subsidiary's capital and voting rights held by the Group.

The Statutory and Management Accounting unit checks the quality of the reporting packages submitted by the subsidiaries, focusing primarily on reconciliations between legal entities and reporting entities, intercompany eliminations, the accounting treatment of non-recurring transactions for the period, and movements between the opening and closing balance sheet used to prepare the statement of cash flows.

The unit also checks the results of programmed procedures, including conversions, intercompany eliminations, transfers to minority interests and recognition of the effects of changes in scope of consolidation.

At the same time, the Group's consolidated financial statements are analyzed in detail, to understand and check the main contributions by subsidiaries, as well as the substance of transactions reflected in the accounts. The key control points concern the preparation and validation of the statement of changes in shareholders' equity and the statement of cash flows.

Lastly, the Statutory and Management Accounting unit analyzes consolidated data and the contribution of each Group entity.

The Statutory and Management Accounting unit is responsible for providing assurance concerning:

- The proper application of Group accounting principles and policies.
- The integrity of the consolidation system database, which the unit is responsible for administering and maintaining.
- The quality of accounting processes and data.

The unit drafts and updates the financial reporting procedures and guidelines required to produce high quality information. These procedures and guidelines are available for consultation by all employees concerned on the Group intranet. They include:

- A glossary of accounting terms used in the reporting package, including a definition of each term.
- A Group statutory and management accounting standards manual, which includes details of debit / credit pairings in the consolidation system.
- A Group reporting procedures manual.
- A manual describing the procedures to be followed to integrate newly-acquired businesses in the Group reporting process.
- An intercompany reconciliation procedure manual.
- Account closing instructions.

It also provides training to all finance staff, including in the form of seminars for new recruits.

6. Interests and compensation of corporate officers and executives

Compensation of corporate officers and members of the Executive Committee

The Remunerations and Appointments Committee makes recommendations to the Board of Directors concerning the Chairman's compensation. It also reviews compensation for senior executives, particularly the members of the Executive Committee.

In 2003, General Management was represented by a nine-member (maximum) Executive Committee chaired by Henri Lachmann. Its members are paid a fixed salary plus a variable bonus representing a certain percentage of their fixed salary.

Each component of this compensation package is calculated to match compensation paid to executives in similar companies, based on analyses and comparisons performed by international compensation consulting firms.

The amount of the variable component depends on the degree to which objectives set at the beginning of the year are met and can therefore vary significantly. The objectives concern targets based on consolidated operating income, as well as individual objectives based on quantitative and qualitative criteria.

The bonuses are paid following approval of the financial statements for the year to which they relate.

To involve senior executives more closely in the growth and development of Schneider Electric's business, their variable bonuses represent a greater proportion of their total compensation than is the practice among other manufacturing companies. In addition, Executive Committee members also benefit from stock option plans (see above, pages 23 / 24).

Executive compensation in 2003

In 2003, total gross compensation paid to the members and the Chairman of the Executive Committee amounted to € 4.5 million, of which € 1.3 million in variable bonuses.

The total includes the Executive Committee members' fixed salaries and benefits for 2003 and their variable bonuses for 2002, paid in 2003.

The amount of the variable component was based on corporate financial criteria, as well as on each member's individual quantitative and qualitative objectives.

The corporate financial criterion for 2002 was based on operating income, with no bonus if operating income did not exceed € 944 million.

Compensation of the Chairman

Compensation paid to Henri Lachmann includes a fixed salary and a variable component.

In 2003, Group companies paid Mr. Lachmann a fixed salary of € 731,800, unchanged from 2002.

The variable portion for 2003, in a gross amount of € 1,039,000, was based on targets concerning sales and operating margin, as well as on individual objectives. The variable portion for 2002 totaled € 538,600.

In addition, Mr. Lachmann received attendance fees for 2003 of € 53,700 from Schneider Electric SA.

Mr. Lachmann's benefits include a chauffeur-driven Company car. He is also covered by the Company's pension plan for senior executives, under the plan's general terms and conditions. On retiring, he would receive a maximum annual pension equal to 25% of his average compensation for the three calendar years prior to his departure.

No other payments of any kind are due if he steps down as Chairman.

Compensation of board members: attendance fees and other compensation

At the combined Annual and Extraordinary Shareholders' Meeting of June 11, 2001, the maximum attendance fees payable to Directors was set at € 640,000.

The Board of Directors decided that the fees would be allocated among Directors as follows:

- Each Director is awarded one half of the theoretical fee per Director.
- Each Director who is a member of one or more Committees of the Board of Directors is awarded an additional one-half of the theoretical fee. The Chairman of the Audit Committee receives two halves.
- The balance of the total attendance fees is then shared among all the Directors based on the number of Board Meetings attended during the year.

In application of these rules, attendance fees paid to members of the Board for the year ended December 31, 2003 totaled € 569,000.

By Director, this amount was paid as follows (in thousands of euros):

Claude Bébéar: 41.3 – Daniel Bouton: 36.0 – Thierry Breton: 33.0 – Alain Burq: (none) – Michel François-Poncet: 50.6 – Hans Friderichs: 36.0 – James F. Hardymon: 53.6 – Willy R. Kissling: 39.0 – Gérard de La Martinière: 68.0 – René Barbier de La Serre: 53.6 – James Ross: 50.6 – Piero Sierra: 53.6

Alain Burq has an employment contract with Schneider Electric Industries SAS, through which he receives compensation comprising a fixed salary and a variable component (bonus and profit-linked incentive plan). He has relinquished his share of attendance fees.

7. Agreements involving Directors

(See auditors' special report). No agreements involving directors were entered into during 2003 or after the close of the year.

8. Auditors

	Appointed	Appointment expires
Statutory auditors		
Barbier Frinault et Autres / Ernst & Young 41, rue Ybry - 92576 Neuilly-sur-Seine Cedex represented by Pierre Jouanne and Christian Chochon	1992	2004
PricewaterhouseCoopers Audit, 32, rue Guersant - 75017 Paris Represented by Anne Monteil	1995	2004
Substitute auditors		
Jean de Gaulle, 6, rue de Buzenval - 92210 Saint-Cloud	1995	2004
Dominique Paul, 32, rue Guersant - 75017 Paris	1995	2004

Fees paid to the Auditors and members of their networks in 2002 and 2003

(€ thousands)	PricewaterhouseCoopers Audit				Barbier Frinault et Autres Ernst & Young			
	Amount		%		Amount		%	
	2003	2002	2003	2002	2003	2002	2003	2002
Audit								
- Statutory accounting, certification, review of individual and consolidated financial statements	2,594	2,545			6,100	5,781		
- Related engagements	5,037	708			2,015	2,243		
Sub-total	7,631	3,253	98 %	94 %	8,115	8,024	95 %	95 %
Other services								
- Legal, fiscal and labor issues	117	161			449	437		
- Information technology	–		–					
- Internal audit	–		–					
- Other	–		–					
Sub-total	117	161	2 %	6 %	449	437	5 %	5 %
Total	**7,748**	**3,414**	**100 %**	**100 %**	**8,564**	**8,461**	**100 %**	**100 %**

On the Audit Committee's recommendation, the Board of Directors decided on December 11, 2003 to limit services other than statutory accounting provided by the Auditors or units belonging to their networks to audit-related engagements. Total fees from each audit firm for these engagements must not exceed 25% of total fees billed for statutory accounting. Audit-related engagements must be authorized by the Audit Committee Chairman if they exceed € 200,000 or by the Executive Vice-President, Finance.

9. Shareholders' rights and obligations

Annual Shareholders' Meetings (article 18 of the bylaws)

All shareholders are entitled to attend Annual Meetings, regardless of the number of shares held. The notice of meeting is sent directly by the Company to holders of registered shares. Holders of bearer shares are sent the notice of meeting by the bank or broker that holds their share account. Holders of both registered and bearer shares are required to provide evidence of their ownership of the shares at the time of the Meeting.

The following represent proof of ownership:

- Registered shares: an entry in the Company's share register, made at least five days prior to the date of the Meeting.
- Bearer shares: a certificate issued by the custodian stating that the shares have been placed in a blocked account, to be deposited at the address indicated in the notice of meeting at least five days prior to the date of the Meeting.

The Board of Directors may shorten these deadlines up until the date of the Meeting, which may be held at the Company's head office or at any other location indicated in the notice of meeting.

Voting rights

1 - Double voting rights (article 19 of the bylaws)

Voting rights attached to shares are proportionate to the equity in the capital represented by each share, assuming that they all have the same par value. Each share carries one voting right, unless there are any unavoidable legal restrictions on the number of voting rights that may be held by any single shareholder.

Notwithstanding the foregoing, double voting rights are attributed to fully paid-up shares registered in the name of the same holder for at least two years prior to the end of the calendar year preceding the one in which the Annual Meeting takes place, subject to compliance with the provisions of the law. In the case of a bonus share issue paid up by capitalizing reserves, earnings or additional paid-in capital, each bonus share allotted in respect of shares carrying double voting rights will also have double voting rights. The shares are stripped of their double voting rights if they are converted into bearer shares or transferred to another person, except in the case of an inheritance or family gift, with the transfer from one registered holder to another. Double voting rights may also be stripped by a decision of the Extraordinary Shareholders' Meeting, ratified by a special meeting of shareholders benefiting from double voting rights. The minimum holding period to qualify for double voting rights was reduced from four to two years by decision of the combined Annual and Extraordinary Shareholders' Meeting of June 27, 1995.

2 - Ceiling on voting rights (article 19 of the bylaws)

At the Annual Meeting, no shareholder may exercise more than 10% of the total voting rights attached to the Company's shares. The 10% ceiling is calculated on the basis of the single voting rights and proxies held by the shareholder concerned. If the shareholder owns shares carrying double voting rights, the limit may be raised to 15%, provided that the 10% ceiling is exceeded solely by virtue of the double voting rights.

The above ceilings will no longer apply, without it being necessary to put the matter to the vote at a further Annual Meeting, if any individual or legal entity, acting alone or jointly with one or other individuals or legal entities, acquires or increases its stake to at least two-thirds of the Company's capital through a public tender offer for all the Company's shares. In this case, the Board of Directors will place on record the lifting of the above ceilings and will amend the bylaws accordingly.

The ceiling on voting rights was approved by the combined the Annual and Extraordinary Shareholders' meeting of June 27, 1995.

Income appropriation (article 21 of the bylaws)

Net income for the year less any losses brought forward from prior years is appropriated in the following order:

- 5% to the legal reserve (this appropriation is no longer required once the legal reserve represents one tenth of the capital, provided that further appropriations are made in the case of a capital increase).
- To discretionary reserves, if appropriate, and to retained earnings.
- To the payment of a dividend.

The Annual Meeting may decide to offer shareholders the opportunity to receive the dividend in cash or in the form of new shares of common stock. Dividends not claimed within five years from the date of payment become time-barred and are paid over to the State in accordance with the law.

Disclosure thresholds (article 7 of the bylaws)

In addition to the legal disclosure thresholds, the bylaws stipulate that any individual or legal entity that owns or controls (as these terms are defined in article L 233-9 of the Commercial Code) directly or indirectly, shares or voting rights representing at least 0.5% of the total number of shares or voting rights outstanding, or a multiple thereof, is required to disclose said interest to the Company by registered letter with return receipt requested, within five trading days of the disclosure threshold being crossed.

In the case of failure to comply with these disclosure obligations, the shares in excess of the disclosure threshold will be stripped of voting rights at the request of one or several shareholders owning at least 2.5% of the Company's capital, subject to compliance with the relevant provisions of the law.

These disclosure thresholds were approved by the combined Annual and Extraordinary Shareholders' Meetings of June 27, 1995 and May 5, 2000.

Identifiable holders of bearer shares (article 7.3 of the bylaws)

As approved by the combined Annual and Extraordinary Shareholders' Meetings of June 30, 1988 and May 5, 2000, the Company may at any time request that Euroclear identify holders of bearer shares carrying voting rights either immediately or in the future.

1. Economic environment

Global economic growth improved in 2003, with GDP rising an estimated 3.4% compared with 1.7% in 2002. After a first half shaped by numerous factors of uncertainty, linked in particular to the war in Iraq, business gradually recovered in the second half of the year.

The US was the principal growth driver thanks to the impact of a policy package designed to provide maximum economic stimulus. Historically low interest rates combined with tax breaks for households promoted consumer spending, car sales, and demand for residential buildings and related equipment. Businesses benefited from an accelerated tax depreciation system valid until September 2004 that stimulated capital investment. During the year, capital spending increased primarily for computers, software and other new technology components. This increased productivity but not manufacturing employment. Investment in capacity extension, machines and non-residential buildings rose very slightly in the second half, but the general full-year trend was negative.

Asia was again the most economically vibrant region in 2003. US demand for electronic products, primarily from Southeast Asia and Taiwan, combined with industrial relocations (mainly in China) and renewed growth in Japan fueled faster economic expansion.

The SARS epidemic's impact was limited over time, notably in Hong Kong and Singapore.

China enjoyed spectacular growth, with investment up 23% and industrial output up nearly 20%.

Lastly, Japan's economy continued to recover in 2003, boosted by an upturn in exports –especially to China– and renewed corporate capital spending.

Latin America returned to growth after the 2002 recession, with Argentina recording its first year of economic expansion in five years.

Growth was weak in Europe over the full year, although global trade enabled a slight improvement in the second half. The positive effects were limited, however by the negative impact of the euro's appreciation against other currencies. Domestic demand was feeble and investment was flat in the mature economies outside Eastern Europe. Aggregate GDP has risen only 1% since the fall of 2001. Not only has budget and monetary policy been less favorable than in the US, but companies have also been slow to clean up their balance sheets in relation to their American counterparts. What's more, the process is not yet finished according to economists. All of this has led to great caution in capital spending and employment.

Trends in Schneider Electric's core markets

The Residential market, spared from recession over the past two years, continued to expand in 2003. Demand was particularly strong in the US, with record growth and business volumes 18% above the 2000 peak. Almost all of Europe saw a slight increase in residential investment except for Italy, where spending stabilized, and Germany, where it declined. The improvement was primarily attributable to low interest rates.

Overall, the Buildings market has stabilized over the last several quarters in the US after contracting significantly in 2001 and 2002. Demand rose noticeably for commercial and public buildings but continued to decline for office space. In Europe, the non-residential buildings market shrank for the second year in a row in most regions, with a marked decrease in Scandinavia. However, markets in Eastern Europe (especially Russia) started to expand significantly. Growth was strong in the rest of the world, notably in Asia.

Total demand in the Industry market gradually improved in 2003. In Europe, the market picked up slightly in the second half, partially offsetting a decline in the first months of the year. Machine exports, particularly to emerging economies, fueled business growth, but the rise was limited by the increasingly negative impact of the euro exchange rate. The upswing in demand was stronger in the US in the second half. In Japan, the second largest industry market after the US, business recovered nicely throughout the year thanks to renewed investment and very high machine exports, notably to China.

Changes in the Energy market continued, driven by deregulation of end markets, growing environmental concerns, rising demand for secured power and the emergence of new energy technologies. The year was shaped by major blackouts in the United States and Italy. Increasingly, the market became more clearly divided into two segments with very different 2003 growth profiles: traditional energy, which recorded zero growth, and new energy, which expanded by around 8%.

The Infrastructure market experienced a similar situation, but that began earlier. Average growth stood at 4% in 2003. The market comprises cyclical segments, such as telecommunications, where investment picked up after two years of sharp decline, and steady-growth segments, such as water, which is becoming a major strategic challenge worldwide.

2. 2003 highlights

Acquisitions and alliances

June 2003: Schneider Electric becomes a major player in the global building automation and control market

In June 2003, Schneider Electric acquired Sweden-based TAC, a major participant in the global building automation and control market. Covering control, automation and supervision of building utilities, this market represents significant growth potential for Schneider Electric in light of its size (€ 11 billion), growth profile (more than 6% annually) and strategic fit with the Company's current positions in the building market.

TAC recorded sales of around € 350 million in 2002 and had 2,100 employees.

August 2003: Schneider Electric signs an agreement to enhance its presence in ultra terminal distribution in the Asia-Pacific region

Schneider Electric and Clipsal Industries (holdings) Limited signed an agreement to create a 50-50 joint venture to manufacture and market ultra terminal distribution products in Asia. The joint venture is expected to generate sales of around € 100 million. At the same time, Schneider Electric signed an agreement with Clipsal Industries and the Gerard family to acquire Gerard Industries PTY Ltd's ultra terminal business in Australia. Gerard Industries recorded sales of around € 250 million in 2002.

Clipsal is the leading manufacturer of British Standard ultra terminal equipment and the benchmark in several Asia-Pacific markets. Ranked first or second in 12 countries, the high value-added Clipsal brand covers traditional ultra terminal products, such as switches, sockets and miniature circuit breakers; home automation solutions such as lighting scenarios, audio and video and safety systems; and voice-data-image transmission systems.

December 2003: Schneider Electric expands in secured power

Schneider Electric decided to acquire all outstanding shares in MGE UPS Systems, in which it held a 32.3% interest at the end of 2002. MGE UPS Systems is a world leader in uninterrupted power supply systems, the core of the secured power market.

Worth an estimated € 27 billion, this market is being driven by growing demand for clean electricity and tighter control over energy costs. It represents a strategic growth avenue for Schneider Electric given its long-term growth outlook (8% per year on average) and potential for related services.

With 2,900 employees and sales of around € 500 million, MGE UPS Systems is a global leader in high-availability power solutions. MGE UPS Systems offers a full lineup of products and services, with a global network of 37 subsidiaries and operations in more than 100 countries. It is one of the most profitable companies in its market, with an operating margin of more than 12%.

Enhancing the lineup with new product launches

Electrical Distribution

Prisma Plus, the successor to Prisma low voltage switchboards, was designed with its related switchgear in mind. The range offers a broad array of technical solutions, from the simplest to the most sophisticated, for switchboards rated 125 A to 3,200 A in commercial and industrial buildings.

Other product launches included Easypact, the world's smallest circuit breaker in its range, with only one frame size for all ratings and breaking capacities to suit all types of applications; the innovative Eloge range of protection switchgear and enclosures for homes and small businesses; and the ground-breaking Motorpact lineup of medium voltage motor starters that meets both IEC and NEMA standards.

Ultra Terminal

Schneider Electric has identified the ultra terminal segment for expansion. This is a local market in which new product launches are highly targeted and adapted to each country's specific standards. The Company has two global brands for electrical distribution –Merlin Gerin and Square D– along with numerous local brands such as Clipsal in Asia, Alombard in France, Eljo in Sweden and Feller in Switzerland.

The lineup covers wiring systems, installations systems and equipment, voice-data-image solutions, wireless communication products and more.

Automation & Control

Schneider Electric leveraged its extensive expertise to create Unity, an entirely renewed range of automation software. Based on an open architecture and collaboration between software, Unity makes extensive use of web and Microsoft technologies. Together with the Transparent Ready® concept, Unity opens the door to a whole new world of Collaborative Automation.

Compact, intelligent, flexible and open, the new "Simply Smart" Automation & Control ranges make it easier to deploy high performance automation solutions.

A number of other acquisitions and technical/technological partnerships broadened our portfolio in Electrical Distribution and Automation & Control during the year:

■ **Ilevo**

A focus on innovative technologies

We enhanced our position in infrastructure for high-speed data transmission using Power Line Carrier (PLC) technology by fully acquiring Ilevo in Sweden. We also pursued our active approach to innovation and created a new unit called Schneider Electric Powerline Communications to help us become the partner of choice in this area.

■ **Hyde Park Electronics Inc.**

US leader in ultrasonic sensing

This acquisition extends our vast range of photoelectric, inductive and capacitive sensors, allowing us to meet customer needs more effectively and significantly increase our presence in the US industry market. Hyde Park Electronics' sensors will be marketed under the Telemecanique brand name.

■ **Leviton Manufacturing**

Technological partnership for multimedia network infrastructure in homes

Schneider Electric (Square D) and Leviton Manufacturing Company signed a technological partnership agreement that will help make us a major player in the voice-data-image infrastructure market. Leviton is North America's largest manufacturer of electrical and electronic wiring systems.

The NEW2004 program

The program kicked into full gear in 2003 with the deployment of growth and efficiency plans to achieve the six NEW2004 objectives: Be More Customer-Centric, Be Committed to Quality, Be More Global, Increase our People's Commitment, Think Innovation, and Develop Corporate Community Responsibility.

To drive growth, we continued our strategy of targeted acquisitions designed to expand the lineup and/or our geographic coverage in our core businesses. We also maintained our commitment to R&D at 5.6% of sales to bring new, innovative product ranges to the market.

To increase efficiency, we continued to rationalize our manufacturing base, closing certain plants in the US and Europe. We also stepped up deployment of productivity and performance-enhancing methods and resources such as Six Sigma, Lean Manufacturing and Quality and Value Analysis, with the goal of extending their application across the Company. So far, more than 100 Six Sigma projects have been implemented worldwide. The Six Sigma method, which was initially applied in manufacturing, is now being used for sales and marketing.

Changes in Schneider Electric's organization

In 2003, Henri Lachmann reorganized the Company's General Management team to speed growth, improve quality, promote faster execution, increase the number of non-French managers, make the operating divisions more balanced and consistent and lay the foundation for strategic redeployment. Jean-Pascal Tricoire, formerly Executive Vice-President, International Division, was appointed Chief Operating Officer and the Operating Divisions were redefined as follows:

- Europe (excluding Spain and Portugal), led by Christian Wiest.
- North America, led by Dave Petratis.
- International & Iberia, led by Julio Rodriguez.
- Asia-Pacific, led by Russell Stocker.

The new organization also includes a Strategic Deployment division, led by Eric Pilaud, central divisions (Customer & Market, led by Michel Crochon, Product & Technology, led by Alain Marbach, and Globalization & Industry, led by Hal Grant) as well as two functional divisions (Finance & Control - Legal Affairs, led by Antoine Giscard d'Estaing, and Human Resources & Communication, led by Jean-François Pilliard).

3. Research and development

The Company devoted 5.6% of sales to research and development in 2003.

In the course of conducting its business, Schneider Electric uses patents, brands and trade names that it owns or, in certain cases, licenses from third parties to manufacture products, provide services and market its lineup. We also constantly develop new technologies, products and process and take all the necessary action to protect them with patents. In 2003, we filed 71 new patent requests (excluding extensions), compared with 95 in 2002. This does not include patents from our new acquisitions. Over the past two years, 60% of our patent filings have covered electromechanical equipment, 30% electronics and 10% software.

Given the nature of our current products and services, we estimate that our business does not depend significantly on any single patent or set of patents or related licenses, nor does it depend on any single brand or trade name.

Although our brands and trade names are intimately linked to our products and services and play a key role in marketing our lineup, we do not consider that the risk of their false or unauthorized use is significant. Schneider Electric's main global brands are Merlin Gerin, Telemecanique and Square D.

Nevertheless, our business will depend on intellectual property rights to a greater extent as we broaden the portfolio with products that contain expanded electronic, IT and communication functions. As a result, the risk of counterfeiting or false use is likely to increase. We hold patents with significant business value, particularly in these new technologies.

4. Quantitative and Qualitative Disclosures about Market Risk

Currency risk

Because a significant proportion of transactions are denominated in currencies other than the euro, Schneider Electric is exposed to risk arising from changes in exchange rates. Our currency hedging policy is to protect subsidiaries against risks on all transactions denominated in a currency other than their accounting currency. These mainly consist of intercompany transactions between global plants or international distribution centers and local subsidiaries, but they also include direct exports and purchases. More than twenty currencies are involved, with the US dollar, Hong Kong dollar and British pound representing the most significant sources of risk.

Fluctuations in exchange rates between the euro and these currencies can have a significant impact on Group operating margin and distort year-on-year performance comparisons.

We actively manage our exposure to currency risk to reduce the sensitivity of earnings to changes in exchange rates. Our hedging programs mainly concern foreign currency receivables, payables and operating cash flows, which are generally hedged by means of forward sales.

We also hedge intercompany loans and borrowings in foreign currencies. However, no other foreign currency assets and liabilities carried in the consolidated balance sheet are hedged.

Interest rate risk

Interest rate risk on borrowings is managed at Group level, based on consolidated debt and according to market conditions. The main goal of interest rate management policies is to optimize Group financing costs. All bond debt is fixed rate. Where long-term variable rate debt is swapped for fixed rate, the swap contracts only apply to the long-term portion and the current portion is left at variable rate. In the last two years, the current portion of long-term debt has not been material.

Since the divestment of Legrand in December 2002, cash and cash equivalents have exceeded total debt. Depending on market conditions, interest rate risk on cash equivalents may be hedged using interest rate swaps.

Commodity risk

Certain metals traded on organized commodity markets are used in the manufacture of our products. We are therefore exposed to commodity risk arising from changes in market prices of copper, aluminum, silver, nickel and zinc.

The purchasing departments of our operating entities report their purchasing forecasts to the Corporate Treasury Center unit twice a year. Purchase commitments are hedged using forward contracts, swaps and, to a lesser extent, options.

Counterparty risk

Transactions involving foreign currency and long- and short-term interest rate hedging instruments are entered into with selected counterparties. Banking counterparties are chosen according to the customary criteria, including the credit rating issued by an independent rating agency.

Group policy consists of diversifying counterparty risks and periodic controls are performed to check compliance with the related rules.

Equity risk

Exposure to equity risk primarily relates to treasury stock and shares in Finaxa. These positions are not hedged.

Liquidity risk

Liquidity is provided by our cash and cash equivalents and our commercial paper programs. These programs are backed by undrawn confirmed lines of credit.

Our credit rating enables us to raise significant long-term financing and attract a diverse investor base.

Currency and interest rate risks are generally managed at Group level, with the aim of limiting the impact on results of changes in exchange and interest rates without entering into any trading transactions. Hedging decisions are made by the Finance & Control – Legal Affairs Department and are reviewed at monthly intervals based on changes in financial market conditions.

5. Claims, litigation and other risks

In 2001, Schneider Electric made a public offer to purchase Legrand in exchange for shares as part of a proposed merger project. When the offer closed in July 2001, the Company held 98.1% of Legrand. In an initial decision dated October 10, 2001, the European Commission vetoed the merger, and in a second decision dated January 30, 2002, it ordered the two companies to separate as quickly as possible. As a result, Schneider Electric sold its interest in Legrand to the KKR-Wendel Investissement consortium even though the Court of First Instance of the European Communities overruled the Commission's decisions on October 22, 2002.

Following the Court of First Instance's ruling, the Commission re-examined the Schneider-Legrand merger project and decided to launch an in-depth (phase 2) review on December 4, 2002. Schneider Electric contested the Commission's refusal to approve the merger project on the basis of corrective measures proposed during the new phase 1 investigation and filed a petition to annul the December 4, 2002 decision.

In addition, Schneider Electric launched proceedings against the European Commission to obtain damages for the prejudice caused.

In 1996, Schneider Electric became aware that a component in the electronic cards of the tripping system of Masterpact and Compact circuit breakers manufactured between 1987 and 1992 occasionally malfunctioned. In 1997, we determined that a third party manufactured the electronic component. In 1998, in cooperation with our insurance companies, we initiated a broad-based product recall campaign.

Because of the campaign's complexity, Schneider Electric created a special company, Spring, to manage the recall program. Since 1998, the Company has incurred product recall costs of € 40.9 million, including administrative costs associated with the management of Spring of € 6.7 million. We have replaced or repaired a substantial number of the defective components. Indemnities from our insurance companies amount to around € 3 million.

In April 2001, Schneider Electric became aware that an emergency pushbutton in the Harmony range installed on a wide range of machines failed to function in certain circumstances. We initiated a comprehensive product recall program in cooperation with our insurance companies. As of December 31, 2003, we had located and repaired approximately 16% of the 2.2 million installed pushbuttons. Total provisions of € 18.3 million were set aside for the entire product recall program.

At December 31, 2003, a provision of € 1.3 million remained to cover replacement costs until the end of 2004, when the program will expire.

VA Technologie AG, VA Tech T&D GmbH & Cokeg and VA Tech Schneider High Voltage GmbH have initiated an arbitration procedure against Schneider Electric SA and Schneider Electric Industries SAS in connection with claims against the seller's guarantee granted during the creation of a high-voltage joint venture. Schneider Electric considers that most of the claims covered by the arbitration procedure are time-barred, excessive in the amounts requested and without any clearly demonstrated legal basis.

Belgium has initiated proceedings against former Schneider Electric executives in connection with the former Empain-Schneider Group's management of its Belgian subsidiaries. The proceedings began in 1993, when SPEP (the Group holding company at the time) launched public offers for its Belgian subsidiaries Cofibel and Cofimines. Certain minority shareholders filed suit. Schneider Electric is paying the legal expenses not covered by insurance of the former executives involved.

In connection with the divestment of Spie Batignolles, Schneider Electric SA booked contingency reserves to cover the risks associated with certain major contracts and projects. Most of the risks were extinguished during 1997. Reserves for the remaining risks were booked to cover management's estimate of the risk involved.

To the best of the Company's knowledge, no other exceptional event has occurred and no claims or litigation are pending or in progress that are likely to have a material adverse impact on the Group's business, assets and liabilities, financial position or results.

6. Insurance

Schneider Electric's risk management strategy is designed to defend the interests of employees and customers and to protect the environment, the Company's assets and its shareholders' investment.

This strategy entails:

■ Identifying and quantifying risk using different reporting systems.

■ Preventing risks. Schneider Electric has always sought to prevent major accidents at its industrial sites and has reviewed its systems and procedures to reduce risk even further. The new Triple A approach applied since January 1, 2003 aims to enhance processes to control and monitor risk by identifying vulnerable areas and implementing appropriate solutions to preserve the long-term sustainability of the Company's manufacturing resources and business. This approach builds on preventive measures already in place such as regular inspections, danger and vulnerability studies, safety management for people and equipment and security plans. The Company also has ongoing programs to prevent traffic accidents and reduce transportation risk.

■ Organizing and deploying crisis management resources, notably for technical risks and natural disasters.

■ Ensuring the necessary insurance cover. The main risks facing Group companies (civil liability, property damage and operating losses, environmental accidents, automobile accidents and transportation risk) are covered by global contracts with insurance and reinsurance companies of good standing, with the same type of terms and limits applied to companies of similar size.

In addition, Schneider Electric has taken out specific cover in response to certain local conditions, regulations or the requirements of certain risks, projects and businesses.

The insurance and reinsurance markets were very volatile in 2003 and premium rates were generally high. In order to maintain essential levels of cover while also optimizing insurance costs in this environment, we adopted a policy of self-insuring a certain number of recurring risks, whose frequency and financial impact can be reliably estimated. These deductible management programs mainly concern automobile, property and casualty/business interruption and liability risks.

All Group units are covered by a global liability insurance program. Specific liability programs have been set up in the United States, Canada and Mexico to take account of the specific requirements and characteristics of the North American market. Insured values under these programs adequately cover our exposure to liability claims in connection with our businesses.

A global property and casualty/business interruption insurance program has been set up for Schneider Electric and its subsidiaries in all countries except for the United States, Canada and Mexico where a specific program has been established to take account of the specific requirements and characteristics of the North American market. Aggregate settlements under the global program are capped at € 230 million and specific limits apply to certain risks, such as earthquake damage and machine damage.

A global transport insurance program has been set up for Schneider Electric and its subsidiaries in all countries except for the United States, Canada and Mexico where a specific program has been established to take account of the specific requirements and characteristics of the North American market. The program covers all goods shipments, including between Group facilities, by all means of transport, with a maximum insured value of € 15.2 million per convoy.

7. Sustainable development

Vision

Schneider Electric is exclusively involved in Electrical Distribution and Automation & Control, and all of our research and development is focused on fostering advances in these core businesses. In 2003, the R&D budget represented 5.6% of sales.

We formalized our commitment to sustainable development in 2001 by including sustainable development indicators in our NEW2004 program.

With operations in 130 countries and 177 production facilities, we fully assume our social, societal and environmental responsibility by establishing priority areas for improvement each year while strengthening our relationships with the Company's key stakeholders: shareholders, employees, customers, suppliers and the community.

We also provide our customers with solutions that support sustainable development to help them preserve the planet, ensure their equipment is safe, protect lives, and optimize consumption of energy and natural resources. In developed countries, we promote sophisticated energy management systems, while in developing nations, we offer solutions to ensure that everyone has access to electric power.

These policies are part of our strategic vision to bring the best of the New Electric World to everyone, everywhere at any time.

A shared benchmark

Building on previous publications, *Our Principles of Responsibility* is the document of reference for the entire Schneider Electric corporate community. Six hundred team members around the world provided input, either individually or as part of working groups. The Executive Committee approved deployment procedures in 2002.

Commitments made for the Company as a whole were met in 2003:

- In house, we communicated extensively with the entire worldwide workforce to inform employees about Schneider Electric's sustainable development commitments.
- The finalized Principles of Responsibility are included in all new work contracts drawn up by Schneider Electric units around the world.
- Our unit managers are ensuring that their policies comply with Schneider Electric's corporate community responsibility criteria.

Broad-based deployment began in the Country Organizations in 2003 and will be finalized in 2004.

The *Principles of Responsibility* have been translated and given to each employee in China, Hungary, France, the US, Spain, South Korea, Greece, Japan, Germany, Turkey, Brazil and other countries. Specific information was also provided in Italy and Belgium.

These principles have led us to look for ways to establish relationships with customers and suppliers that reflect our sustainable development philosophy.

In January 2003, we signed the **United Nations' Global Compact,** which invites corporations to support nine universal principles in the areas of human rights, labor and the environment, in a spirit of responsible and sustainable development. Since then, we have encouraged our business partners to follow these principles and taken an active role in leading the Friends of the Global Compact forum in France.

Improvement indicators

The NEW2004 program comprises six priority improvement plans, one of which is entirely devoted to Developing Corporate Community Responsibility. It sets identified targets for social, societal and environmental responsibility, as well as the following indicators for end-2004:

- Ensure that 100% of our manufacturing units and logistics sites comply with ISO 14001.
- Ensure that 80% of sites have a commitment with Schneider Electric's Foundations.
- Ensure that 100% of our new global products comply with eco-design methodology.
- Ensure that 100% of our employees have social coverage.

Each quarter, indicator results are consolidated and sent to all our managers.

A dedicated organization

Following the creation of a sustainable development department in 2002, two specific groups were formed in 2003:

- A sustainable development council, which sets strategic objectives for the Company's sustainable development improvement plans.
- A sustainable development committee, which deploys these objectives, ensures their consistency and encourages everyone in the corporate community to buy in.

Two comprehensive systems have been used to consolidate the data in this section. For workforce statistics, a global human resources scorecard has been established each year on the basis of a Company-wide reporting process. For environmental statistics, the annual manufacturing site survey makes it possible to consolidate reporting tables from the environment department.

This data is then reconciled with information from accounting and purchasing reporting systems to ensure consistency.

All of the workforce and environmental data covers the Company as a whole, unless stated otherwise.

The NEW2004 indicators are published quarterly. Statistics defined in France's NRE legislation are also presented here.

Social and societal performance

Employees

We focus on deploying consistent policies to improve managerial efficiency and on promoting behavior that enhances employability, equity and good health.

Workforce data


Men / Women
65.6 %
34.4 %
(2003 data at 2002
scope of consolidation: 65% - 35%)
Men
Women


Category
27 %
44 %
29 %
(2003 data at 2002
scope of consolidation: 25.7% - 28.3% - 46%)
Engineers and managers
Non-executive staff and technicians
Line employees


Age
6.2 %
10.3 %
28.3 %
26 %
29.2 %
< 25
25 - 34 years
35 - 44 years
45 - 54 years
> 55 years


Seniority
2.8 %
15 %
31.4 %
21.5 %
29.3 %
< 5 years
5 - 15 years
16 - 24 years
25 - 34 years
> 35 years


Breakdown by Operating Division
20 %
22 %
58 %
North America
Europe
International

	2003 at 2002 scope of consolidation	2003
Average workforce	71,245	74,276
Temporary and permanent contracts at Dec. 31, 2003	69,965	71,850
New hires	9,535	9,924
Departures	9,145	11,996

Total payroll costs at December 31, 2003: € 2,915,820.

In 2003, Schneider Electric reduced headcount in response to economic conditions, notably in the US, Ireland, Italy and France. In each case, we implemented specific support measures, as illustrated by the examples provided below.

Ireland

Following the closure of the Celbridge site in 2003, a resource center with Internet access was set up in the plant to facilitate job searches. An external job placement agency also provided support. Plant management supplied detailed information on the pension system and organized numerous contacts with local employers, including on-site job interviews.

France

As part of various transformation programs in France, some of them entailing job cuts, Schneider Electric signed a framework agreement concerning a Job and Skills Planning System with employee unions in 2003.

This agreement had two objectives:

- Create a dialogue with the unions about the discussions underway in the Company that could have an impact on jobs.
- Define working methods and operating procedures to implement a practical system for planning the jobs and skills that the Company will need for the future.

Training

All of the Schneider Management Institute's courses for mangers systematically include sustainable development issues. In addition, a number of sessions are organized in Southern Hemisphere countries.


Number of days of training
18.4 %
36.8 %
19.1 %
25.7 %
Line employees
Administrative staff
Technicians and supervisors
Engineers and managers


Total training costs
10.3 %
14.2 %
46.7 %
28.8 %
Line employees
Administrative staff
Technicians and supervisors
Engineers and managers

Cumulative days of training by type

	Line employees	Admin. staff	Technicians and supervisors	Engineers and managers	Total
Total training costs (in € thousands)	2,716.11	3,772.93	7,620.59	12,382.62	26,492.25
Total days of training	36,150	37,380	50,386	72,293	196,209
Foreign languages and IT	2,424	11,653	9,441	15,292	38,810
Health and safety	8,468	1,986	3,619	1,925	15,998
Technical	15,317	8,749	17,271	21,487	62,824
Management	388	5,452	7,241	18,394	31,475
Other	4,073	6,103	11,704	8,700	30,580

Professional satisfaction surveys

To enhance motivation, we have initiated measures to ensure that all employees have the opportunity to express their professional satisfaction through a survey conducted at least once every two years.


NEW2004 objective:
Conduct professional satisfaction surveys among 100% of employees every two years
Performance
(in %)
33 %
43.7 %
75 %
100 %
2001
2002
2003
2004
target

Social dialogue

Schneider Electric has always been committed to fostering meaningful dialogue with employee representatives. For this reason, a European central works committee was created in 1998. Comprising 31 representatives from 19 countries in Europe, the committee goes beyond the scope of the European Union. In addition to quarterly meetings, the Company regularly informs the committee's officers about its business and labor situation.

Pay equity

In 2003, 60% of our employees had a variable salary component linked to local and Company-wide profits, regardless of their country of employment.

In addition, a worldwide Employee Stock Purchase Plan was offered during the year. The number of participating employees and countries was higher than for the previous plan (60 countries in 2003 versus 40 in 1999).


NEW2004 objective:
Introduce a variable salary component linked to local and Company-wide results for 100% of employees
Performance
(in %)
17.8 %
52.5 %
60 %
100 %
2001
2002
2003
2004
target

Health and safety

A study that lasted around six months was conducted in all the units to get an overall view of social coverage practices. The results revealed a coverage rate of 97%. Targeted measures were deployed in the subsidiaries and Country Organizations to raise the rate to 100% at the end of 2003.


Work accidents
Frequency rate
Seriousness rate
3.06
7.33
20.09
0.02
0.11
0.26
Engineers and managers
Non-executive staff and technicians
Line employees

Business partners

Suppliers

We have redefined our supplier quality strategy to address sustainable development issues and enhance our commitment to our host communities.

A quality and responsibility charter was drawn up and published. In addition, we amended our terms of purchase (article 20) to include compliance with the OECD's Guidelines for Multinational Enterprises and the International Labor Organization's regulations. This article applies to all purchases worldwide.

During Sustainable Development Week, we signed an environmental and social charter based on the Global Compact's principles with our main manufacturing suppliers, including Amtek, DMS, Ferraz, Gindre, Kuvag, Menzolit, Metalor, Nief Plastic Holding, Ruget and Semikron.

Customers

We organized a convention with our large retailing accounts (Auchan, Carrefour, McDonald's and SDMO) to focus our relationship on sustainable development.

Community

For many years, Schneider Electric has been involved in helping young people enter the workforce and receive training. Our initiatives are adapted to each host country's specific characteristics.

In France, for example, we have hosted more than 4,000 work-study candidates over the last ten years. In 2003, we welcomed 400 young people on work-study programs and more than 1,300 on internships.

In other countries, programs are primarily carried out through the Schneider Electric Youth Opportunities Foundation. In Bulgaria, Brazil, India and Indonesia, for example, we are helping to set up educational and professional training systems with important input from our employees.

During the year, 82% of our sites participated in the second Company-wide Luli campaign, allowing us to support 160 association-sponsored projects in 70 countries. More than 70% of employees contributed the equivalent of around two hours of pay to the campaign.

Two awards recognized our overall commitment in 2003:

- In February, we received an award for corporate programs to bring young people into the workforce from French association *Entreprises et Progrès*.
- In November, another French association, *Admical*, gave us an Oscar for corporate sponsorship.


NEW2004 objective:
Ensure that 80% of our sites have a long-term commitment with the Schneider Electric Foundation
Performance
(in %)
50 %
74 %
84 %
80 %
2001
2002
2003
2004 target

Environmental performance

Sites

We neither generate nor distribute electricity. Our business primarily relies on assembly and control techniques that are far removed from primary manufacturing. As a result, our atmospheric emissions are not significant and below regulatory thresholds.

In 2003, we conducted our annual review of pollution risks at all our manufacturing sites.

None of our 177 production facilities is classified Seveso. We continuously track 19 facilities, of which 12 in France, often because of their past manufacturing history (in France, this corresponds to sites that require special environmental protection authorizations). Lastly specific measures have been implemented for 20 facilities, of which four in France.

A number of facilities obtained ISO 14001 certification during the year, including the Chennai and Nashik plants in India and production units in Brazil, China, the US, France and the Czech Republic.

Several Country Organizations, including Spain and the US, initiated programs to reduce energy consumption.

In France, we deployed remote monitoring and audit procedures at 20 manufacturing sites to cut consumption by 10%.

This approach has been extended to the new logistics center in Spain, which implemented an energy management plan based on Powerlogic Systems to enhance energy efficiency.


NEW2004 objective:
Ensure that 100% of our sites comply with ISO 14001
Performance
(in %)
60 %
67 %
74 %
100 %
2001
2002
2003
2004 target

Number of employees at our manufacturing sites	
2002	36,983
2003	43,944

Amount of waste produced (in metric tons)
2002 : 109,357 2003 : 93,736

Amount of waste per production site employee (in metric tons)
2002 : 3.0 2003 : 1.901

Percentage of waste recovered
2002 : 53 2003 : 65 (85 % in France)

Equivalent energy consumption (in MWh)
2002 : 538,111 2003 : 674,967

Energy consumption per production site employee (in MWh)
2002 : 14.6 2003 : 15.3

Water consumption (in cubic meters)
2002 : 1,805,608 2003 : 1,643,483

Water consumption per production site employee (in cubic meters)
2002 : 49 2003 : 37.4

The increase in energy consumption from 2002 is attributable to the following factors:

- In 2003, all consumption was taken into account, including gas and fuel-oil heating.
- The figures also reflect changes in the scope of consolidation.
- Lastly, some data includes consumption related to manufacturing as well as to administrative and logistical operations.

Products

Schneider Electric's eco-design approach includes three key priorities:

- First, eliminating hazardous substances in all our products. Special emphasis has been placed on materials that will banned as from July 1, 2006 under the European Restriction of Hazardous Substances directive, going beyond RoHS requirements. These substances include lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls (PBB) and polybrominated diphenyl ethers (PBDE).
- Second, reducing product energy consumption during manufacturing and use.
- Third, ensuring that our products generate the least amount of waste possible at the end of their useful lives. This means using non-harmful materials and making products easy to disassemble so that their components can be recycled.

Environmental profiles and product end-of-life brochures inform customers about environmental impact and provide guidelines for dismantling. Anticipating the European Waste from Electrical and Electronic Equipment (WEEE) Directive, which be applicable in 2005, we also offer end-of-life product management for customers in France.

These policies have prompted us to integrate environmental protection in our strategic decisions, act transparently with all our stakeholders and validate our accomplishments.

In 2003, all our R&D teams began using eco-design procedures for all new products.


NEW2004 objective:
Ensure that 100% of our new global products comply with eco-design methodology
Performance
(in %)
NA
13 %
57 %
100 %
2001
2002
2003
2004
target

Our deep-rooted quality policy, which calls for reducing non-quality costs by 50%, also contributes to this objective by cutting down on transfers, waste, packaging, etc.


NEW2004 objective:
Reduce non-quality costs by 50%
Performance
(in € millions)
198 M€
190 M€
130 M€
99 M€
2001
2002
2003
2004
target

Ratings

ASPI Eurozone

www.vigeo.com

Schneider Electric has been included in the Advance Sustainable Performance Indices' Eurozone listing since 2001. The index tracks the financial performance of 120 leading euroland sustainability performers from the DJ Euro Stoxx benchmark financial universe.

The ASPI family of indices uses positive rating criteria developed by Vigeo, an agency that rates and assesses corporate social responsibility.

criteria (min – / max ++)	previous rating	current rating
Employees	++	++
Environment	+	+
Customers & Suppliers	++	+
Shareholders	=	=
Community & Society	++	++

-- unconcerned - below average = average + advanced ++ pioneer



Benchmark : company / industry sector
300
250
200
150
100
50
0
Employees
Environment
Customers & Suppliers
Shareholders
Community & Society
max sector
min sector
Schneider Electric

CoreRatings

www.coreratings.com

In 2003, Schneider Electric was rated by CoreRatings, a European agency created in 2002. We received the agency's highest A rating, putting us in the top 5% of companies surveyed.



Investment Risk Management
Environmental
Social
Employment
Ethical
Investment Risk Weighting
Ethical
Environment
Employment
Social

Dow Jones

www.sustainability-index.com

After being selected for the first time in 2003, Schneider Electric was included in 2004 in the Dow Jones Sustainability Index World and the Dow Jones Sustainability Index Stoxx (for Europe). This family of indices bases its decisions on research provided by Sustainable Asset Management (SAM), an independent asset manager headquartered in Switzerland.



Sustainability Scores
Total Score
Economic Dimension
Environmental Dimension
Social Dimension
0%
50%
100%
Industry Average on a Global Basis
Schneider Electric SA
Best Company on a Global Basis within Industry Group

Innovest

www.innovestgroup.com

Innovest has tracked Schneider Electric since 1999 using its EcoValue'21 (EV21) methodology and, since 2002, its Intangible Value Assessment (IVA) model. Founded in 1995, Innovest is a investment consulting and research firm specialized in analyzing social, environmental and corporate governance performance.

With operations in France since 2002, it establishes ratings based on a Best in Class sector approach. In 2003, Schneider Electric was rated AA according to EV21 and B according to IVA.

8. Outlook for 2004

Schneider Electric continues to benefit from very strong demand for its lineup in all the emerging economies. In the rest of the world, growth plans deployed as part of the NEW2004 program should allow us to take full advantage of our markets' gradual recovery in 2004.

In this environment, we are pursuing an aggressive growth strategy that involves:

- Expanding geographically and investing in high-growth regions such as China, Eastern Europe, India and Brazil.
- Maintaining powerful innovation capabilities with an R&D investment representing 5.6% of sales.
- Extending and differentiating the lineup to optimize the business portfolio.
- Developing positions in the Residential market as strong as in the Building market with dedicated lineups.

To expand our accessible markets, we are focusing on developing in strategically-related activities with high potential. These new growth platforms include building control and automation, secured power, energy management systems and a number of specific segments.

Acquisitions since the end of 2002 (Digital Electronics, TAC, Clipsal and MGE UPS Systems) will add sales of € 1.3 billion over a full year, with current average profitability of 11%. We intend to pursue a rigorous strategy of targeted acquisitions in 2004.

We will also continue to deploy our efficiency plans, which have significantly increased our operating leverage since 2002. Thanks to our action plans, the quality of our business model and our aggressive growth strategy, we are particularly well positioned to benefit from the global economic recovery and high potential of our accessible markets.

Transition to International Financial Reporting Standards IFRS

In compliance with EU regulation 1606/2002 issued on July 19, 2002 and concerning the consolidated financial statements of European companies whose shares are traded on a regulated market, Schneider Electric will apply International Financial Reporting Standards IFRS as from January 1, 2005.

In application of IFRS 1 (First-time adoption of International Financial Reporting Standards), Schneider Electric will establish financial statements for the year ending December 31, 2005 using IFRS standards, along with comparatives with the 2004 financial statements using the same standards.

In 2003, the Company began identifying the areas affected by the transition so as to be able to draw up an opening balance sheet at January 1, 2004 and establish IFRS financial statements for 2005. Preparations for the transition break down into three phases: 1) analyzing differences with existing standards and defining new reporting principles, 2) calculating the impact on the opening balance sheet, and 3) implementing the new standards in all units.

We are currently reviewing the differences with existing standards, identifying changes to be made in our information systems and drafting new reporting principles. This phase will be completed in the second quarter of 2004. In the second phase, scheduled to begin in the second quarter, we will make the necessary calculations for the opening balance sheet, train line and financial team members and modify our information system. This work will be completed before the end of the year.

The main items where changes are expected are those for which French standards differ from IFRS. These include the treatment of research and development expenses (IAS standard 38), the recognition and measurement of financial instruments (IAS 39), employee benefits (IAS 19) and share-based payment (ED2). In keeping with the recommendations of France's *Commission des Opérations de Bourse / Autorité des Marchés Financiers,* Schneider Electric anticipated the measures of regulation CRC 2002-10 concerning impairment of goodwill in 2002, applying a method that complies with IAS 36.

9. Consolidated Financial Statements

Consolidated statement of income

Sales

Consolidated sales totaled € 8,780 million at December 31, 2003, down 3.1% on a current structural and currency basis but up 1.4% on a constant basis.

The currency effect, stemming primarily from the euro's rise against the dollar and other currencies, had a negative impact of € 682 million, or 7.5% of sales. Acquisitions added € 276 million, or 3% of sales.

Sales trends were more favorable in Automation & Control than in Electrical Distribution, which was affected by a decline in the medium voltage segment.

A review by operating division gives a more detailed view of business growth throughout the year. All increases and decreases given below are on a constant structural and currency basis, unless stated otherwise.

In the **European Operating Division,** sales declined 2.1% to € 4.8 billion.

■ Growth was strong, at around 20%, in Central and Eastern Europe. Our forefront positions in this region have allowed us to take full advantage of the vibrant economic performance of countries such as Russia and Ukraine.

■ Spain and Portugal continued to provide sustained growth (5.2%) thanks to the strength of the infrastructure and commercial buildings markets.

■ Sales in Scandinavia-Benelux declined by 5.4%, due to weak demand in the non-residential buildings market. This was partially offset by good growth in the residential segment (Lexel).

■ Sales decreased by 5.2% in France, reflecting weak capital spending and a sharp decline in orders from national utility EDF, which impacted medium-voltage projects.

■ In Italy, the UK and Germany, sales fell between 1% and 6%. Electrical Distribution business in Germany was depressed by the steady decline in the building market, whereas automation sales rose slightly, lifted by our action plans and a modest upturn in the second half. The UK showed a few signs of recovery. Italy, however, suffered from an unfavorable economic environment that was reflected in demand for both Electrical Distribution and Automation & Control.

In the **North American Operating Division,** sales edged back 0.3% to € 2.2 billion. Sales decreased in the US and Canada but held steady overall in Mexico. By business, Electrical Distribution sales rose slightly while Automation & Control sales fell due to low capital spending.

The gradual recovery in our end markets over the second half was amplified by the positive impact of action plans implemented at the beginning of the year.

Sales in the **International Operating Division** rose 14.5% to € 1.8 billion, with all regions contributing to growth.

■ Greater China, comprising the People's Republic, Hong Kong and Taiwan, delivered an exceptional 22% increase in sales. Growth was strong in Electrical Distribution and even stronger in Automation & Control. Our quality positions allowed us to benefit fully from high investment in capital goods and infrastructure.

■ Sales growth was also strong, at 12%, in South Korea and Japan. The industry market's recovery was amplified by the integration of Digital Electronics, acquired at the end of 2002.

■ Sales rose by a more moderate 0.8% in the Pacific region due primarily to difficult market conditions in medium voltage.

■ In Southeast Asia, sales climbed 6%.

■ In South America, we saw an increase of 9% despite the difficult economic situation in most countries. As in other developing regions, growth was driven by Automation & Control and medium voltage, reflecting sustained high levels of investment.

■ Sales in the Africa and Middle East region rose 13.7%, with most of this growth coming from Electrical Distribution.

Operating income

Operating income declined 3.2% to € 1,007 million from € 1,040 million in 2002. However, the operating margin held steady at 11.5% thanks to productivity gains and despite the significant negative currency effect.

There was no noticeable change in operating margin by business, excluding the impact of changes in scope of consolidation linked primarily to Digital Electronics. The operating margin stood at 12.3% in Electrical Distribution and 9.6% in Automation & Control.

Breakdown by Operating Division

■ At 11.8%, the **European Operating Division's** margin was higher than the Group average, but down 0.3 point from 2002 due to a negative currency effect in certain non-euroland countries. Productivity gains throughout the year were on a par with the Group average.

■ In the **North American Operating Division,** the operating margin widened to 10.9% from 8.0% in 2002. This significant improvement stems from productivity gains achieved by transferring production capacity from the US to Mexico and from extensive measures to rationalize production processes.

■ The **International Operating Division's** operating margin contracted to 11.4% from 15.2% the year before despite the highest productivity gains in the Group, generated by relocating production. This strategy significantly reduced costs and allowed us to continue expanding in markets with high growth potential. However, the currency effect had a considerable negative impact.

Financial expense

Net financial expense totaled € 53 million versus € 158 million in 2002. The € 105 million improvement stemmed primarily from lower interest expense.

Cash generated by the sale of the Company's Legrand shares at the end of 2002 was used to pay down short-term debt. The surplus was invested, making it possible to reduce net interest expense by € 91 million.

Exceptional items

Exceptional items represented a net charge of € 164 million compared with € 509 million in 2002. Last year's figure included a € 398 million loss on the divestment of Legrand shares.

In 2003, exceptional items included restructuring costs and provisions in an amount of € 135 million, of which € 65 million for operations in France, € 14 million for reorganization of the automation business, € 40 million to close manufacturing sites in Europe and € 12 million for restructuring in the US (primarily to close the Monroe and Asheville plants).

Income tax

The effective tax rate stood at 16.1% in 2003, reflecting the impact of non-recurring deferred tax benefits.

In 2002, a € 453 million deferred tax asset was recognized in respect of the tax loss on the sale of the Legrand shares. This amount was determined based on a conservative assessment of the recoverability of the tax loss over the period 2003-2007, taking into account the forecast taxable income of the Schneider tax group in France for the years concerned. Following elimination of the five-year time-limit for using tax losses as from 2004, the Group increased the amount of the recognized deferred tax asset by € 114 million in 2003.

Excluding the tax effects of the Legrand divestment, the effective tax rate rose to 30.6% in 2003 from 28% in 2002.

Amortization of goodwill

Amortization of goodwill represented a charge of € 191 million versus € 193 million in 2002. The charge includes € 16 million due to the consolidation of Digital and TAC and by another € 10 million due to exceptional goodwill amortization on the acquisition of Positec. These increases were offset, however, by a reduction in the goodwill amortization charge denominated in US dollars and related currencies.

Group's share of losses of equity investments

The Group's share of losses of equity investments decreased to € 18 million from € 28 million in 2002, thanks to improved results at MGE UPS Systems and despite higher losses from VA Tech Schneider HV.

Minority interests were stable at € 22 million and correspond to the share of income attributable to minority partners in Feller AG and a number of Chinese companies.

Net income attributable to Schneider Electric SA

Net income rose 2.6% to € 433 million.

Balance sheet

Total assets were stable at € 13,921 million at December 31, 2003.

Non-current assets

Non-current assets amounted to € 6,554 million and represented 47.1% of total assets, an increase of 6.0% from 2002.

This amount includes € 3,513 million in net goodwill, which rose € 141 million over the period. Acquisitions added a gross € 524 million, of which € 403 million for TAC and € 103 million for Digital Electronics, while reclassifications under goodwill of differences arising on the acquisition of autonomous business units contributed € 59 million. This was partially offset by an amortization charge of € 191 million and a € 241 million negative currency effect.

Other intangible assets declined by € 11 million to € 271 million. Recognition of the Digital brand, in an amount of € 44 million, was offset by reclassifications under goodwill of differences arising on the acquisition of autonomous business units, in an amount of € 59 million, and the negative impact of currency fluctuations, in an amount of € 15 million.

Property, plant and equipment (at cost) decreased by € 134 million to € 1,439 million, due primarily to lower capital spending in 2003 and a € 93 million negative currency effect.

Investments totaled € 1,015 million, up € 314 million primarily as a result of the Clipsal acquisition. Schneider Electric Australia Holding acquired shares in Clipsal Australia for € 185 million and in the joint venture in Asia for € 49 million. The Group also assumed € 259 million in debt and placed € 32 million in an escrow account to cover an additional payment due in 2007. The increase was partially offset by a € 223 decrease in non-consolidated investments following the consolidation of Digital Electronics.

Other non-current assets include net actuarial gains and losses and unamortized prior service costs on pension obligations in the United States, in an amount of € 295 million. In 2003, the Group paid an additional € 143 million contribution to its US plans. This increased plan assets and allowed the Group to reduce provisions for pensions and other post-retirement benefits.

Current assets

Current assets declined 2.9% to € 7,367 million and represented 52.9% of total assets. The main component, cash and cash equivalents, decreased by 4% to € 3,087 million due to the financing of the TAC and Clipsal acquisitions.

Inventories and work in process edged back 2% to € 1,124 million, while trade account receivables fell by 1.7% to € 1,781 million.

Other accounts receivable and prepaid expenses declined 10% to € 627 million due to a reduction in tax receivables.

Deferred tax assets came to € 747 million, primarily reflecting a deferred tax asset of € 464 million in respect of the loss incurred on the sale of Legrand. An initial deferred tax asset of € 453 million was recognized on this loss in 2002 and a further € 114 million was recognized in 2003 following a change in French tax rules concerning loss carryforwards. At the same time, the € 97 million carryback credit recognized in 2002 was reclassified under "Prepaid and recoverable taxes" in 2003.

At December 31, 2003, total cash and cash equivalents stood at € 3,087 million compared with € 3,214 million the year before.

Since the end of 2002, following the divestment of its Legrand shares, the Group has had a positive net cash position. This position declined to € 398 million at December 31, 2003 from € 844 million the year before due to financing of the TAC and Clipsal acquisitions (€ 452 million and € 404 million, respectively), dividend payments (€ 326 million), share buybacks (€ 111 million), and a contribution to the US pension plans (€ 143 million), partially offset by free cash flow of € 989 million. Free cash flow equals operating cash flow - net capital expenditure +/- change in working capital.

Shareholders' equity

Shareholders' equity (excluding minority interests) totaled € 7,659 million, or 55% of the balance sheet total. The € 126 million decrease over the year is the net result of the following: capital increases in an amount of € 102 million, income for the year of € 433 million, the dividend paid in 2002 (including précompte equalization tax) in an amount of € 308 million, changes in treasury stock in an amount of € 111 million, and a translation adjustment of € 299 million.

Minority interests were stable at € 75 million.

Provisions for contingencies and charges

Provisions for contingencies and charges totaled € 829 million, or 6% of the balance sheet total. Primarily comprising provisions for pensions and similar benefits, they were down € 156 million from the year before due to the above-mentioned € 143 million contribution to the US pension plans.

Long-term debt

Total long-term debt stood at € 1,435 million, or 10.3% of the balance sheet total. The € 289 million decline from 2002 reflects reclassification of a € 951 million bond issue under short-term debt and a new bond issue in an amount of € 750 million.

Other long-term liabilities, in an amount of € 40 million, correspond to part of the acquisition price of Clipsal (€ 8 million is due in 2004 and € 32 million in 2007).

Short-term debt

Short-term debt amounted to € 1,253 million, or 9% of the balance sheet total. This item increased by € 607 million over the year, primarily due to the reclassification of the € 951 million bond issue from long-term debt and redemption of commercial paper in an amount of € 335 million.

Other short-term liabilities

Other short-term liabilities primarily include trade accounts payable, other payables and accrued liabilities, accrued taxes and payroll costs, and deferred tax liabilities. Together, they represent 18.9% of the balance sheet total and rose 3% over the year to € 2,629 million.

Consolidated statement of cash flows

The consolidated statement of cash flows breaks down cash used or provided by different activities during the year.

Operating activities

Net cash provided by operating activities before changes in operating assets and liabilities totaled € 942 million, or a stable 10.7% of sales.

Changes in working capital came to € 312 million, primarily reflecting changes in tax assets and liabilities in France and the US.

Total net cash provided by operating activities amounted to € 1,254 million, up 34.4% from € 933 million the year before.

Investing activities

Net cash used by investment in operating assets amounted to € 265 million versus € 341 million in 2002. Purchases of intangible assets and of property, plant and equipment decreased by € 63 million while disposals increased by € 12 million. The Group has put an emphasis on investing in production facilities in emerging markets.

Net financial investments used € 596 million, whereas the divestment of Legrand shares provided € 3,224 million in 2002. The main investments during the year included TAC (€ 385 million) and Clipsal (€ 185 million), along with an increase in Schneider Electric's interest in MGE UPS Systems (€ 15 million).

Other long-term investments correspond to a loan to Clipsal Australia in an amount of € 259 million.

Long-term pension assets correspond to a € 143 million contribution to pension plans in the US.

In all, investing activities used € 1,265 million in 2003 after providing € 2,825 million in 2002. Excluding the divestment of Legrand shares, investing activities used € 651 million in 2002.

Financing activities

Increases in long-term debt net of reductions came to € 717 million. In October, the Group issued € 750 million worth of 3.875% bonds due October 2008.

The divestment of Legrand shares allowed the Group to significantly pay down short-term debt. Other borrowings decreased by € 274 million in 2002 and € 482 million in 2003, of which € 335 million with respect to the commercial paper program and € 82 million related to the reimbursement of Digital and TAC borrowings, which have been replaced by intra-Group financing.

Schneider Electric bought back Company shares in an amount of € 112 million and cancelled 12 million shares in March 2003.

A total of € 102 million in common stock was issued on the exercise of stock options and to serve the worldwide employee stock purchase plan.

Dividends paid totaled € 327 million (including the précompte equalization tax), of which € 19 million to minority interests.

Over the year, financing activities used a total of € 102 million versus € 1,097 million in 2002.

At December 31, cash and cash equivalents decreased by € 168 million after increasing by € 2,663 million in 2002 as a result of the divestment of the Company's Legrand shares. Excluding this exceptional item, cash and cash equivalents decreased by € 813 million in 2002. The improvement between 2002 and 2003 therefore amounts to € 686 million.

10. Company Financial Statements

Schneider Electric SA posted total portfolio revenues of € 457.7 million in 2003 compared with € 545 million the previous year. Income from continuing operations before tax came to € 542.8 million versus € 563.8 million in 2002.

Net income stood at € 474.7 million versus € 221.1 million in 2002.

Shareholders' equity before appropriation of net income declined to € 6,813.4 million at December 31, 2003 from € 7,043.3 million at the previous year-end. This reflects 2003 income, changes stemming from the cancellation of 12 million shares in an amount of € 490.2 million, dividends paid, and premiums on shares issued on the exercise of options and as part of the worldwide employee stock purchase plan.

11. Subsidiaries

Schneider Electric Industries SAS

Sales declined 4% to € 2.90 billion from € 3.02 billion in 2002.

Operating income decreased by 65.5% to € 81.2 million from € 235.7 million and represented 2.8% of sales.

Net income came to € 494.6 million compared with € 398.9 million the year before.

Cofibel

Cofibel's portfolio consists entirely of Schneider Electric SA shares.

Income from continuing operations before tax came to € 3.04 million compared with € 4.37 million in 2002.

Income after tax stood at € 2.54 million versus € 3.70 million the year before.

Cofimines

In 2003, income from continuing operations before tax amounted to € 1.15 million compared with € 1.93 million in 2002.

After taking into account corporate income tax, net income stood at € 0.86 million versus € 1.34 million in 2002.

1. Consolidated Statement of Income

(in millions of euros except for earnings per share)	2003	2002	2001
Sales	**8,780.3**	**9,060.5**	**9,828.2**
Cost of sales	(5,063.1)	(5,305.2)	(5,878.6)
Research and development expenses	(494.0)	(472.7)	(512.7)
Selling, general and administrative expenses	(2,215.8)	(2,242.9)	(2,320.6)
Operating income	**1,007.4**	**1,039.6**	**1,116.3**
Financial expense, net *(note 23)*	(53.1)	(157.8)	(120.9)
Income from continuing operations before tax	**954.3**	**881.9**	**995.4**
Exceptional items *(note 24)*	(163.9)	(509.2)	(1,563.9)
Income tax *(note 13)*	(127.3)	295.0	(206.9)
Net income/(loss) of fully consolidated companies before amortization of goodwill	**663.1**	**667.7**	**(775.4)**
Amortization of goodwill *(note 4)*	(190.7)	(192.6)	(169.3)
Group's share of income/(loss) of equity investments *(note 7)*	(18.1)	(28.2)	(19.3)
Net income/(loss) before minority interests	**454.3**	**446.9**	**(964.0)**
Minority interests	(21.5)	(24.9)	(22.4)
Net income/(loss) (attributable to Schneider Electric SA)	**432.8**	**422.0**	**(986.4)**
Earnings/(loss) per share (in euros) *(note 15.6)*	1.94	1.85	(5.43)
Diluted earnings/(loss) per share (in euros))	1.94	1.84	(5.43)

The accompanying notes are an integral part of the consolidated financial statements

2. Consolidated Statement of Cash Flows

(in millions of euros, at December 31)	2003	2002	2001
I - Net cash provided by operating activities			
Net income (attributable to Schneider Electric SA)	432.8	422.0	(986.4)
Minority interests	21.5	24.9	22.4
Group share of (income)/loss of companies accounted for by the equity method (net of dividend received)	18.1	27.8	19.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property, plant and equipment *(note 6)*	283.5	293.4	301.2
Amortization of intangible assets other than goodwill *(note 5)*	60.2	56.9	50.1
Amortization of goodwill	190.7	192.6	169.3
Increase (decrease) in provisions	44.6	(1,350.5)	1,375.8
Change in deferred taxes	(144.1)	(484.2)	5.2
Losses (gains) on disposals of assets	15.4	1,785.0	10.8
Other	19.3	(0.4)	(1.3)
Net cash provided by operating activities before changes in operating assets and liabilities	**942.0**	**967.5**	**966.4**
(Increase) decrease in accounts receivable	(14.8)	109.3	132.0
(Increase) decrease in inventories and work in progress	(5.3)	49.8	51.3
Increase (decrease) in accounts payable	67.2	(96.6)	(268.8)
Change in other current assets and liabilities	265.1	(97.2)	61.7
Change in working capital	**312.2**	**(34.7)**	**(23.8)**
Total I	**1,254.2**	**932.8**	**942.6**
II - Net cash (used)/provided by investing activities			
Purchases of property, plant and equipment *(note 6)*	(253.2)	(288.0)	(405.2)
Disposals of property, plant and equipment *(note 6)*	48.3	24.7	46.8
Purchases of intangible assets *(note 5)*	(61.8)	(89.3)	(46.4)
Disposals of intangible assets *(note 5)*	1.3	12.1	0.3
Net cash used by investment in operating assets	**(265.4)**	**(340.5)**	**(404.5)**
Financial investments - net	(595.8)	3,223.7	(448.3) (1)
Other long-term investments	(262.1) (2)	(2.5)	102.0
Long-term pension assets	(142.2) (3)	(55.4)	(17.1)
Sub-total	**(1,000.1)**	**3,165.8**	**(363.4)**
Total II	**(1,265.5)**	**2,825.3**	**(767.9)**
III - Net cash (used)/provided by financing activities			
Increase in long-term debt	789.8	13.2	(248.9)
Reduction of long-term debt	(73.1)	(202.3)	(142.8)
Sale/(purchase) of Company shares	(112.3)	(329.1)	(73.9)
Increase/(decrease) in other borrowings	(481.6)	(274.2)	527.6
Common stock issued	101.8	11.0	7.2
Dividends paid: Schneider Electric SA	(308.0)	(297.6)	(297.0)
Minority interests	(18.6)	(18.3)	(18.2)
Total III	**(102.0)**	**(1,097.3)**	**(246.0)**
IV - Net effect of exchange rate and other changes — Total IV	**(54.7)**	**2.7**	**14.1**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV	**(168.0)**	**2,663.5**	**(57.2)**
Cash and cash equivalents at beginning of year	3,070.4	406.9	464.1
Increase/(decrease) in cash and cash equivalents	(168.0)	2,663.5	(57.2)
Cash and cash equivalents at end of year *(note 14)*	**2,902.4**	**3,070.4**	**406.9**

(1)The purchase of Legrand shares (in an amount of € 5,027.5 million) was financed mainly through the issue of new Schneider Electric SA shares (a non-cash transaction). Only the cash payment and acquisition costs (cash transactions) are indicated in the statement of cash flows.
(2)Including € 259 million loan to Clipsal.
(3) Including an additional contribution to pension commitments by Square D in an amount of € 143 million in 2003 vs. € 50 million in 2002.
The accompanying notes are an integral part of the consolidated financial statements.

3. Consolidated Balance Sheet

Assets

(in millions of euros, at December 31)	**2003**	**2002**	**2001**
Non-current assets			
Goodwill, net *(note 4)*	3,512.8	3,371.9	3,840.7
Other intangible assets *(note 5)*	270.7	259.9	210.4
Property, plant and equipment - at cost *(note 6)*	1,439.1	1,573.3	1,751.0
Investments			
Investments accounted for by the equity method *(note 7)*	60.5	76.2	124.4
Investments at cost *(note 8)*	369.6	380.9	4,181.8
Other investments *(note 8)*	585.4	244.5	92.3
Total investments	1,015.5	701.6	4,398.5
Other non-current assets *(note 9)*	315.6	274.4	212.8
Total non-current assets	**6,553.7**	**6,181.1**	**10,413.4**
Current assets			
Inventories and work in process *(note 10)*	1,124.1	1,146.5	1,267.9
Trade accounts receivable *(note 11)*	1,781.3	1,812.3	2,034.6
Other accounts receivable and prepaid expenses *(note 12)*	627.0	697.1	729.4
Deferred taxes *(note 13)*	747.2	718.5	225.5
Cash and cash equivalents *(note 14)*	3,087.5	3,214.0	579.5
Total current assets	**7,367.1**	**7,588.4**	**4,836.9**
Total assets	**13,920.8**	**13,769.5**	**15,250.3**

The accompanying notes are an integral part of the consolidated financial statements

Liabilities and shareholders' equity

(in millions of euros, at December 31)	**2003**	**2002**	**2001**
Current liabilities			
Customer prepayments	56.2	39.8	55.5
Trade accounts payable	1,176.7	1,167.2	1,305.0
Accrued taxes and payroll costs	663.1	567.0	645.2
Deferred tax liabilities *(note 13)*	92.2	54.5	202.2
Other payables and accrued liabilities	641.0	725.0	879.3
Short-term debt *(note 18)*	1,253.0	646.2	1,095.7
Total current liabilities	**3,882.2**	**3,199.7**	**4,182.9**
Provisions for contingencies and charges			
Provisions for pensions *(note 16)*	672.5	810.8	628.7
Provisions for contingencies *(note 17)*	156.7	174.3	202.6
Total provisions for contingencies and charges	**829.2**	**985.1**	**831.3**
Long-term debt			
Ordinary and convertible bonds *(note 18)*	1,200.0	1,450.0	1,458.7
Perpetual bonds *(note 18)*	113.6	148.3	179.7
Other long-term debt *(note 18)*	121.7	125.5	137.9
Total long-term debt	1,435.3	1,723.8	1,776.3
Other long-term liabilities *(note 19)*	40.5	-	-
Total long-term liabilities	**1,475.8**	**1,723.8**	**1,776.3**
Shareholders' equity *(note 15)*			
Capital stock	1,854.7	1,926.5	1,922.1
Additional paid-in capital	4,290.8	4,895.2	5,467.0
Retained earnings	1,724.6	875.3	447.5
Cumulative translation adjustment	(211.4)	87.7	543.9
Shareholders' equity (excluding minority interests)	**7,658.7**	**7,784.7**	**8,380.5**
Minority interests	**74.9**	**76.2**	**79.3**
Total liabilities and shareholders' equity	**13,920.8**	**13,769.5**	**15,250.3**

The accompanying notes are an integral part of the consolidated financial statements.

4. Consolidated Statement of Changes in Shareholders' Equity

(in millions of euros except for number of shares)	Number of shares (thousands) (1)	Capital	Additional paid-in capital	Retained earnings (2)	Cumulative translation adjustment	Shareholders' equity (excl. minority interests)	Minority interests
At January 1, 2001	**155,788.0**	**1,246.3**	**1,115.1**	**1,775.9**	**408.1 (3)**	**4,545.4**	**65.9**
Exercise of stock options (4)	228.0	1.8	5.1			6.9	
Conversion of bonds (4)	3.0		0.2			0.2	
Legrand	84,241.0	673.9	4,353.6			5,027.5	
Appropriation to legal reserve			(6.4)	6.4		0.0	
"Dividends (including précompte equalization tax)"				(297.0)		(297.0)	(18.2)
Increase in treasury stock				(73.9)		(73.9)	
Translation adjustment				21.9	135.8	157.7	1.5
Change in scope of consolidation and other			8.0	(8.0)		0.0	7.7
2001 net income				(986.4)		(986.4)	22.4
At December 31, 2001	**240,260.0**	**1,922.1**	**5,475.6**	**438.9**	**543.9**	**8,380.5**	**79.3**
Exercise of stock options (4)	373.4	3.0	8.0			11.0	
Conversion of bonds (4)	179.5	1.4	7.0			8.4	
Distribution:							
- Charged against additional paid-in capital (5)			(595.4)	615.7		20.3	
- Dividends paid				(297.6)		(297.6)	(18.3)
Increase in treasury stock				(290.6)		(290.6)	
Translation adjustment					(456.2)	(456.2)	(9.7)
Change in scope of consolidation and other				(13.1)		(13.1)	
2002 net income				422.0		422.0	24.9
At December 31, 2002	**240,812.9**	**1,926.5**	**4,895.2**	**875.3**	**87.7**	**7,784.7**	**76.2**
Exercise of stock options (4)	1,958.3	15.6	50.8			66.4	
Cancellation of shares (4)	(12,000.0)	(96.0)	(394.2)	490.2		0.0	
Worldwide Employee Stock Purchase Plan (4)	1,071.0	8.6	26.8			35.4	
Appropriation to legal reserve			(192.7)	192.7		0.0	
Dividends (including précompte equalization tax)			(95.1)	(212.8)		(307.9)	(18.6)
Increase in treasury stock				(110.8)		(110.8)	
Translation adjustment *(note 15.5)*					(299.1)	(299.1)	(6.7)
Tax effect on cancellation of treasury stock				54.3		54.3	
Change in scope of consolidation and other				2.9		2.9	2.5
2003 net income				432.8		432.8	21.5
At December 31, 2003	**231,842.2**	**1,854.7**	**4,290.8**	**1,724.6**	**(211.4)**	**7,658.7**	**74.9**

(1) Before elimination of treasury stock.
(2) Including € 276,5 million in treasury stock/intra-group cross shareholdings cancelled at December 31, 2003.
(3) Of which € (57.5) million for translation adjustments at units in the euro zone.
(4) See Note 15 - Shareholders' equity.
(5) Including € 7.8 million to refund the précompte equalization tax and € 12.5 million to eliminate dividends on treasury stock.
The accompanying notes are an integral part of the consolidated financial statements.

5. Notes to the consolidated financial statements

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - Description of Business

Schneider Electric S.A., (the parent company or "Schneider Electric") is a société anonyme organized under the laws of France.

The parent company and its subsidiaries (the "Group") is a leading manufacturer of products and equipment for electrical distribution and for industrial control and automation. The Group also provides services related to these products, such as repair and maintenance, and services related to system reviews.

The Group is organized on a geographical basis with three divisions (Europe, North America and International).

Note 2 – Accounting Principles

2.1 - Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with French GAAP.

2.2 - Use of estimates

The preparation of financial statements requires Group and subsidiary management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses and commitments during the reporting period. Actual results could differ from those estimates.

2.3 - Consolidation principles

Companies over which the Group has direct or indirect control of more than 50% of the outstanding voting shares or in which it exercises exclusive control are fully consolidated. Exclusive control is control by means other than ownership of a majority voting interest (i.e., control by significant minority ownership, by contracts or agreement with other shareholders).

Companies over which the Group has significant influence ("equity affiliates") are accounted for by the equity method. A significant influence is presumed to exist when more than 20% of outstanding voting rights are held.

The proportional method of consolidation is used for investments in jointly controlled operating entities, such as joint ventures and alliances. For such entities, the Group records its proportional interest in the entity's balance sheet, income statement and cash flows.

Companies acquired or sold during the year are included in or removed from the consolidated financial statements as of the date of acquisition or sale.

Intercompany balances and transactions between fully-consolidated companies are eliminated in consolidation. Intercompany balances and transactions with proportionally-consolidated companies are eliminated based on the Group's percent interest in the companies concerned.

A list of significant consolidated subsidiaries is included in Note 28. Certain non-significant subsidiaries are not consolidated.

All of the companies included in the scope of consolidation end the fiscal year on December 31 except for MGE Finances and VA Tech Schneider High Voltage GmbH, whose fiscal years end on September 30. However, any significant events in the three months between September 30 and December 31 are taken into account in the consolidated financial statements.

2.4 - Translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into euros as follows:

1) Assets and liabilities are translated at official year-end exchange rates.

2) Income statement amounts and cash flow items are translated at weighted-average annual exchange rates.

3) Differences arising on translation are recorded as part of the cumulative translation adjustment.

2.5 - Foreign currency transactions

Foreign currency transactions are recorded using the official exchange rate in effect at the date the transaction is recorded or the hedging rate.

At year-end, foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates or the hedging rate. Gains or losses on foreign currency conversion are recorded in the income statement.

2.6 - Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of assets acquired and liabilities assumed at the date of acquisition. Goodwill is amortized on a straight-line basis over the estimated periods to be benefited not to exceed forty years. When factors such as income, trends, prospects and competition indicate that there may be a potential loss in value in the related assets, the Group evaluates if there is impairment of the value of goodwill.

The specific indicator used to confirm the existence and measure the amount of the impairment is whether or not discounted cash flows from operations during the amortization period will be sufficient to recover the carrying amount of the related assets.

2.7 - Intangible assets

Costs incurred by the Group in developing computer software for internal use are generally expensed when incurred. However for external and internal costs related to implementing enterprise resource planning (ERP) applications, such costs are deferred and amortized over the period these applications are used, which generally does not exceed five years.

Other intangible assets, other than brands, are amortized on a straight-line basis over the periods to be benefited or the period where such assets are protected by intellectual property laws.

2.8 - Property, plant and equipment

Land, buildings and equipment are recorded at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

■ Buildings	20 to 40 years
■ Machinery and equipment	3 to 10 years
■ Other	3 to 12 years

For operating fixed assets, the useful life is generally defined as the period that is expected to benefit from the operations of such fixed assets. However, when a production line is scheduled to be halted or closed in advance of the originally expected useful life, the depreciation period is reduced.

When the Group enters into transactions that qualify as capital leases, the leased assets are capitalized and the related debt is recorded as a liability.

2.9 - Investments and marketable securities

Investments are reported at cost. Each year, the carrying value is compared to the recoverable amount and the difference is recorded as an expense in the consolidated statement of income.

The recoverable amount is determined by reference to the Group's equity in the underlying net assets, the expected future profitability and business prospects of the company and, in the case of listed securities, the market value of the stock.

2.10 - Impairment of long-lived assets

For goodwill, an exceptional amortization charge is recorded when the net book value exceeds the recoverable amount, as measured by the discounted free cash flow method.

For fixed assets including real estate and other non-operating fixed assets, the Group has a policy of regularly reviewing the value of these assets for insurance purposes and for comparison with market values of real estate. When those reviews show a permanent decline of market or insurance value over the net book value, an impairment reserve is recorded for the difference between the net book value and fair value.

For other long-lived assets (including intangible assets), management regularly receives third-party appraisals, market valuations and other financial and business based valuations. When these valuations show a permanent reduction of the recoverable amount over historical costs, impairment reserves are taken or depreciation is recorded.

2.11 - Inventories and work in process

Inventories and work in process are stated at the lower of cost (determined by the FIFO or weighted-average methods) or estimated net realizable value. The cost of work-in-process, semi-finished and finished products includes direct materials and labor costs, subcontracting costs and production overhead.

2.12 - Accounts receivable

An allowance for doubtful accounts is recorded when it is probable that receivables will not be collected and the amount is estimable. The identification of a doubtful account as well as the related amount of the provision are based on the analysis of our historical experience of write-offs, the analysis of an aging schedule, and a detailed assessment of specific accounts receivable and related credit risks. Once it is known with certainty that a doubtful account will not be collected, the doubtful account and its related allowance are written off against the reserve for doubtful accounts.

The Group's accounts receivable are generated from sales to customers who are economically and geographically widely dispersed. Consequently, the Group believes that there is no significant concentration of credit risk.

The main North American subsidiary of the Group, Square D Company, optimizes its cash and working capital management by selling receivables to financial establishments. In keeping with French GAAP, these receivables are deconsolidated.

2.13 - Deferred taxes

Deferred taxes, corresponding to temporary differences between the tax basis and reporting basis of consolidated assets and liabilities, are recorded using the liability method. Deferred tax assets are recognized when it is probable that they will be realized at a reasonably determinable date.

Future tax benefits arising from the utilization of tax loss carryforwards (including amounts available for carryforward without time limit) are recognized only when they can reasonably be expected to be realized.

Deferred tax assets and liabilities are discounted where significant and when reversals can be reliably scheduled.

2.14 - Cash and cash equivalents

Cash and cash equivalents as presented in the balance sheets consist of cash, bank accounts, treasury shares to be used to cover stock options and programs to stabilize the share price, short-term deposits and other liquid marketable securities. Substantially all marketable securities represent short-term instruments such as commercial paper, mutual funds and equivalents. They are valued at the lower of cost or market. In the case of bonds and other debt instruments, cost includes accrued interest.

2.15 - Treasury stock

Schneider Electric shares held by the parent company or by companies fully consolidated are either:

- Recorded as cash and cash equivalents in the accompanying consolidated balance sheets, where such treasury stock is explicitly assigned to stock option plans for the benefit of employees or is intended to stabilize the stock price; or

- Deducted from consolidated shareholders' equity in all other situations.

The accounting treatment of the gain or losses resulting from the sale of treasury stock depends on the intended purpose of holding the stock.

Gains or losses on sales of securities classified as cash and cash equivalents are recorded in the accompanying consolidated statement of income. Other gains and losses are deducted from consolidated shareholders' equity, net of tax.

2.16 - Pensions and other post-retirement benefit obligations

Depending on local practices and laws, the Group's subsidiaries participate in pension, insurance and statutory retirement bonus plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs. The method used to value retirement benefits takes into account future compensation levels.

Two methods are used to calculate the Group's liability for statutory retirement benefits:

- Accruals - the accrual is calculated for all eligible employees based on the determination of the present value of the future liability using a rate reviewed each year and based on market conditions.

- External funding under an insured plan - in this specific case, an amount is reserved to cover any deficit between the fair value of plan assets and the present value of the estimated future liability.

The Group's policy concerning the recognition of changes in accruals for statutory retirement bonuses is as follows:

- Changes in the present value of the liability and changes in certain actuarial assumptions regarding demographics (e.g., length of service, number of eligible employees, etc.) are recognized in full in the statement of income when they arise.

- Changes resulting from periodic changes in actuarial assumptions regarding general financial and business conditions (i.e., changes in the discount rate, annual salary increases and return on assets) are deferred and recognized over the remaining service life of the employees concerned, if they exceed 10% of the greater of the projected benefit obligations or market-related value of plan assets.

The Group also provides supplemental retirement benefits to a limited number of active and retired senior executives. These defined benefit obligations are accrued for based on the contractual terms of the agreements, which provide guaranteed minimum payment terms beyond the general retirement benefit scheme.

Accruals are booked to cover the cost of providing healthcare benefits for certain retired employees.

2.17 - Provisions for contingencies

The Group recognizes losses and accrues for liabilities when available information indicates that such loss or liability is probable and reasonably estimable. In the event that the loss or liability is neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

2.18 - Fair value of financial instruments / derivatives

The Group's policy is to use derivative financial instruments exclusively to manage and cover changes in exchange rates, interest rates or prices of raw materials. It therefore periodically enters into contracts such as swaps, options and futures, depending upon the nature of its exposure. However, the Group does not enter into derivative financial instruments for speculative purposes.

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Some of these contracts are designated as hedges of operating receivables and payables carried in the balance sheets of Group companies. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. At year-end, foreign currency contracts are marked-to-market and unrealized gains or losses are reflected in income. These unrealized gains or losses offset foreign currency differences from translating foreign currency payables and receivables into the reporting currency at the year-end rates.

The Group may also hedge recurring future transactions or planned acquisitions or disposals of investments. The Group does not have any policy of hedging the balance sheets of foreign subsidiaries.

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating-rate interest payments. The differential to be paid (or received) is accrued (or deferred) as an adjustment to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the termination swap.

The Group also enters into commodity contracts including forwards, swaps and options to hedge totally or partially its purchases. Unrealized gains or losses on hedging contracts are reflected in the cost of goods sold when the underlying transaction takes place.

Hedging contracts are marked to market at the end of the fiscal year and their fair value is included in off-balance sheet commitments.

Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

2.19 - Revenue recognition

Revenue from sales are recognized when the product is shipped and title transferred (standard shipping terms are FOB shipping point). Revenue from service contracts is recorded over the contractual period of service.

a) Rebates and discounts

The Group offers rebates, calculated as a percentage of sales, to some of its distributors when the distributor reaches a specified sales and volume objective.

Additionally, in limited circumstances, the Group directly negotiates with international customers of distributors to set prices, which are often less than distributor prices. In these situations, the Group compensates vendors for the difference between the distributor's price and the negotiated price. The expense is recognized when the distributors have fulfilled the necessary conditions for obtaining compensation. The North American subsidiaries also offer cash discounts to distributors.

These discounts are deducted from sales. Total sales are presented net of these discounts and rebates.

b) Long-term contracts

Income from long-term contracts is recognized using the percentage-of-completion method, based either on the percentage of costs incurred in relation to total estimated costs of the entire contract, or on the contract's technical milestones, notably proof of installation or delivery of equipment..

Losses at completion for a given contract are provided for in full as soon as they become probable. The cost of work-in-process includes direct and indirect costs relating to the contracts.

2.20 - Research and development

Research and development expenditures are expensed when incurred.

2.21 - Exceptional items

Exceptional items include income and expenses that are not directly connected with the current course of business such as capital gains or losses on disposed assets or wound-up operations, major restructuring operations and significant costs incurred in situations where no future benefit is expected (e.g., settlement of claims for legal, environmental or product liabilities).

2.22 - Earnings per share

Primary earnings per share is calculated by dividing the net income of the year by the weighted average number of shares outstanding during that year.

Diluted earnings per share is calculated by adjusting net income and the number of shares outstanding for the dilutive effect of conversion of outstanding convertible bonds and exercise of outstanding stock options.

The dilutive effect of convertible bonds is determined using the "if converted" method. The dilutive effect of stock options is determined by applying the "treasury stock" method.

2.23 - Statement of cash flows

The consolidated statement of cash flows has been prepared using the "indirect method", showing the reconciliation of net income to net cash provided by operations. Net cash and cash equivalents represent cash and cash equivalents as presented in the balance sheets net of bank overdrafts.

Note 3. Changes in Scope of Consolidation

3.1 - Additions and removals

The consolidated financial statements at December 31, 2003 include the financial statements of the companies listed in Note 28.

The scope of consolidation at December 31, 2003, 2002 and 2001 is summarized as follows:

2003 highlights included:

Consolidation of Digital Electronics Corp.

■ On November 8, 2002, Schneider Electric SA made a public offer to buy all outstanding shares of Japan's Digital Electronics Corporation, listed on the Osaka stock exchange. When the offer closed on December 18, 2002, Schneider Electric SA had purchased or subscribed 98.7% of the capital, or 7,680,680 shares. Settlement and delivery took place on December 26, 2002, in a total amount of € 222.6 million. The interest in Digital Electronics Corporation was fully consolidated on January 1, 2003.

Acquisitions

■ On February 25, 2003, a 100% interest in Brazil-based CDI Power was acquired for € 1.8 million. The company, which had sales of € 2.2 million in 2003, was fully consolidated on March 1, 2003.

■ On May 2, 2003, all outstanding shares of US-based Hyde Park Electronics LLC, the North American leader in ultrasonic sensing, were purchased for $ 9.5 million. The company, with annual sales of around € 6 million, was fully consolidated on May 2, 2003.

■ TAC

On August 6, 2003, the Group acquired TAC, a major manufacturer of building automation and control equipment. TAC offers a full lineup of controllers, sensors, display units and actuators combined with high-performance supervision and design software.

Headquartered in Malmö, Sweden, TAC has 2,100 employees and operations in more than 70 countries. Sales totaled € 324 million in 2003, with an operating margin of 10.5%.

The acquisition was based on an enterprise value of € 452 million, of which € 385 million for the company's shares and € 67 million in assumed debt. TAC was fully consolidated on September 1, 2003.

(Number of companies)	**At December 31**					
	2003		**2002**		**2001**	
	France	**Abroad**	**France**	**Abroad**	**France**	**Abroad**
Parent company and fully consolidated subsidiaries	52	266	55	251	54	254
Proportionally consolidated companies	1	1	1	1	1	-
Companies accounted for by the equity method	2	7	2	9	2	4
Sub-total by region	**55**	**274**	**58**	**261**	**57**	**258**
Total	**329**		**319**		**315**	

New companies

■ Schneider Shilin (Suzhou) Transformers Company Limited (SSST), a joint venture in China 49%-owned by SEEC (a non-Group unit) and 51% by Schneider Electric.

■ Schneider Electric Devices (Dong Guan) Company Limited (SEDD), a wholly-owned subsidiary in China.

■ Schneider Electric Australia Holding Pty Limited, a wholly-owned subsidiary.

All three companies are fully consolidated.

Acquisition of minority interests

■ On March 13, 2003 and September 26, 2003, Schneider Electric acquired interests of 2% and 1.8%, respectively, in MGE Finances for € 14.8 million, raising its total stake to 36.1%.

For further details, see Note 27.

■ On August 14, 2003, a 15% interest was acquired in subsidiary Tianjin Merlin Gerin Company Limited for € 1.3 million, raising the Group's total stake to 75%.

Divestments

■ Schneider Electric contributed two subsidiaries –PDL Electric (S) Pte Ltd and Schneider Electric Devices (Dong Guan) Company Limited (SEDD)– to the new Clipsal Asia Holdings Limited joint venture created at the end of the year (see Note 8.2). The two subsidiaries were consolidated until December 31, 2003.

Full consolidation of former equity investments

■ On January 1, 2003, the Group fully consolidated Schneider Electric Malaysia and Schneider Electric Industries Malaisie SDN (formerly Schneider Scott & English), which were previously accounted for by the equity method. The Group had acquired the 51% interest in Schneider Electric Industries Malaisie held by minority shareholders, raising its stake to 100%. Although Schneider Electric owns only 30% of Schneider Electric Malaysia, it exercises exclusive control over its decision-making bodies following the signature of a shareholders' pact at end-2002.

3.2 - Impact of the main acquisitions on the 2003 financial statements

The acquisitions of Digital Electronics Corporation and TAC had the following impact:

Pro forma data

(€ millions)	**Dec. 31, 2003 Reported**	**Dec. 31, 2003 Excl. Digital and TAC**	**Dec. 31, 2002 Reported**
Sales	8,780.3	8,496.8	9,060.5
Operating income	1,007.4	987.0	1,039.6
Operating margin	*11.5%*	*11.6%*	*11.5%*
Net income before amortization of goodwill	**623.5**	**613.5**	**614.6**
Amortization of goodwill	(190.7)	(174.2)	(192.6)
Net income	**432.8**	**439.3**	**422.0**
Goodwill	3,512.8	3,031.2	3,371.9
Property, plant & equipment and intangible assets	1,709.8	1,593.9	1,833.2
Other non-current assets	1,331.1	1,540.0	976.0
Current assets	7,367.1	7,604.1	7,588.4
Total Assets	**13,920.8**	**13,769.2**	**13,769.5**
Shareholders' equity (excluding minority interests)	7,658.7	7,677.6	7,784.7
Minority interests	74.9	73.1	76.2
Long-term debt	1,475.8	1,470.9	1,723.8
Provisions for contingencies and charges	829.2	810.1	985.1
Current liabilities	3,882.2	3,737.5	3,199.7
Total Liabilities and shareholders' equity	**13,920.8**	**13,769.2**	**13,769.5**

Note 4. Goodwill

(€ millions)			Dec. 31, 2003			Dec. 31, 2002
	Amortization period	Year of acquisition	Cost	Amortization	Net	Net
Square D Company	40 years	1991	1,585.7	496.0	1,089.7	1,358.0
Groupe Lexel	40 years	1999	990.8	130.6	860.2	906.1
Telemecanique	40 years	1988	802.0	339.4	462.6	482.6
Federal Pioneer Ldt	40 years	1990	80.6	29.9	50.7	51.8
Merlin Gerin	30 years	1992	160.7	73.5	87.2	92.6
Crouzet Automatismes	20 years	2000	205.8	43.4	162.4	184.7
Mita Holding Ldt	20 years	1999	51.4	10.5	40.9	47.1
Positec	20 years	2000	168.7	62.7	106.0	123.0
PDL	20 years	2001	38.2	4.9	33.3	34.6
TAC	20 years	2003	402.7	6.7	396.0	-
Digital Electronics	10 years	2002	95.1	9.5	85.6	-
Infra +	10 years	2000	21.2	7.0	14.2	14.8
Schneider Automation	10 years	1994	35.4	28.3	7.1	10.6
JV VAS (1)	5 years	2001	21.2	12.9	8.3	12.5
Other (2)	5-20 years		332.6	224.0	108.6	53.5
Total			**4,992.1**	**1,479.3**	**3,512.8**	**3,371.9**

(1) VA Tech Schneider High Voltage GmbH *(2) Approximately 25 companies*

The change in net values between December 31, 2002 and December 31, 2003 primarily reflects:

■ The € 190.7 million standard amortization for the year (compared with € 192.6 million in 2002). In 2003, the Group wrote down the goodwill on Positec by € 10 million, corresponding to the difference between the recoverable amount –determined by the discounted free cash flow method applying a discount rate of 8.5% (Group weighted average cost of capital)– and net book value.

■ The € 241.1 million negative effect of exchange rate fluctuations.

■ The € 524.1 million impact of changes in the scope of consolidation, primarily related to the acquisitions of TAC (€ 402.7 million) and Digital Electronics Corporation (€ 103.3 million).

■ Reclassification under goodwill of differences arising on acquisition of autonomous business units, for a net amount of € 59.1 million (see note 5).

■ € 10.5 million reduction in Crouzet Group goodwill to take into account the cancellation of a tax reserve booked when the business was acquired and which is no longer required

Digital Electronics Corporation goodwill

Fair value adjustments and the calculation of goodwill were finalized during the year ended December 31, 2003, as follows:

Acquisition cost of Digital Electronics Corporation*	**222.6**
Fair value of the assets and liabilities acquired	
Net assets acquired at January 1, 2003	93.8
Adjustments to comply with Group accounting policies	(41.2)
Fair value of trademarks and patents	66.7
Fair value of net assets acquired	**119.3**
Goodwill	**103.3**

** Including transaction costs. Calculations based on the 2003 opening exchange rate of EUR 1 = JPY 124.39*

TAC goodwill

The TAC Group has been consolidated as from September 1, 2003. The Schneider Electric Group has until the 2004 year-end to finalize the fair value adjustments to TAC's net assets and calculate the related goodwill. Based on the analyses performed to date, goodwill, TAC Group goodwill is as follows:

Acquisition cost of TAC*	**385.3**
Fair value of the assets and liabilities acquired	
Net assets acquired at September 1, 2003	104.6
Pre-acquisition goodwill	(115.2)
Fair value adjustments to the assets and liabilities acquired	(6.8)
Fair value of net assets acquired	**(17.4)**
Goodwill	**402. 7**

** Including transaction costs*

Note 5. Intangible Assets

a) Gross value

(€ millions)	Software	Brands	Other intangible assets	Total
December 31, 2001	**211.7**		**173.4**	**385.1**
Acquisitions	75.5		13.9	89.4
Disposals	(13.2)		(9.4)	(22.6)
Translation adjustment	(13.7)		(18.4)	(32.1)
Changes in scope of consolidation and others	45.1		6.5 (1)	51.6
December 31, 2002	**305.4**		**166.0**	**471.4**
Acquisitions	56.1		5.7	61.8
Disposals	(9.9)		(1.7)	(11.6)
Translation adjustment	(14.2)	(3.5)	(9.2)	(26.9)
Changes in scope of consolidation and others	11.1	43.9 (2)	(36.5) (3)	18.5
December 31, 2003	**348.5**	**40.4**	**124.3**	**513.2**

b) Accumulated amortization

(€ millions)	Software	Brands	Other intangible assets	Total
December 31, 2001	**(120.4)**		**(54.3)**	**(174.7)**
Allocation	(39.2)		(17.8)	(57.0)
Recapture	6.2		2.4	8.6
Translation adjustment	7.9		4.6	12.5
Changes in scope of consolidation and others	(1.2)		0.3	(0.9)
December 31, 2002	**(146.7)**		**(64.8)**	**(211.5)**
Allocation	(45.3)		(14.9)	(60.2)
Recapture	6.8		1.1	7.9
Translation adjustment	9.3		2.5	11.8
Changes in scope of consolidation and others	(4.2)		13.7 (3)	9.5
December 31, 2003	**(180.1)**		**(62.4)**	**(242.5)**

c) Net value

(€ millions)	Software	Brands	Other intangible assets	Total
December 31, 2001	91.3		119.1	210.4
December 31, 2002	158.7		101.2	259.9
December 31, 2003	168.4	40.4	61.9	270.7

(1) The € 38.3 million in unrecognized prior service costs related to the Square D pension plans have been reclassified under "Other non-current assets". See Note 9.

(2) Including the Digital brand valued at the time of acquisition.

(3) Corresponding mainly to a gross amount of € 76.8 million and accumulated amortization of € 17.7 million reclassified under goodwill (see Note 4).

Note 6. Property, plant and equipment

6.1 - Changes in property, plant and equipment

a) Gross value

(€ millions)	Land	Buildings	Plant and equipment	Other	Total
December 31, 2001	**144.9**	**844.2**	**2,470.2**	**738.5**	**4,197.8**
Acquisitions	1.7	37.9	154.6	93.8	288.0
Disposals	(2.3)	(18.0)	(109.6)	(43.4)	(173.3)
Translation adjustment	(11.2)	(41.1)	(128.0)	(44.6)	(224.9)
Changes in scope of consolidation and others	(21.4)	37.6	78.2	(134.6) (1)	(40.2)
December 31, 2002	**111.7**	**860.6**	**2,465.4**	**609.7**	**4,047.4**
Acquisitions	0.4	28.4	146.8	77.6	253.2
Disposals	(4.5)	(28.6)	(152.0)	(33.6)	(218.7)
Translation adjustment	(7.1)	(41.4)	(117.8)	(36.3)	(202.6)
Changes in scope of consolidation and others	2.7	48.9	67.9	(93.0)	26.5
December 31, 2003	**103.2**	**867.9**	**2,410.3**	**524.4**	**3,905.8**

b) Accumulated depreciation

(€ millions)	Land	Buildings	Plant and equipment	Other	Total
December 31, 2001	**(31.3)**	**(395.8)**	**(1,634.2)**	**(385.5)**	**(2,446.8)**
Allocation	(1.0)	(31.1)	(208.5)	(52.8)	(293.4)
Recapture	0.7	9.4	96.7	39.3	146 .1
Translation adjustment	2.8	10.4	70.8	29.7	113.6
Changes in scope of consolidation and others	11.7	(11.8)	(6.7)	13.2	6.4
December 31, 2002	**(17.1)**	**(418.9)**	**(1,681.9)**	**(356.1)**	**(2,474.1)**
Allocation	(2.1)	(36.7)	(198.8)	(45.8)	(283.4)
Recapture	1.3	15.7	129.8	33.8	180.6
Translation adjustment	1.7	11.8	70.4	25.4	109.3
Changes in scope of consolidation and others	0.5	(12.9)	3.7	9.6	0.9
December 31, 2003	**(15.7)**	**(441.0)**	**(1,676.8)**	**(333.1)**	**(2,466.7)**

c) Net value

(€ millions)	Land	Buildings	Plant and equipment	Other	Total
December 31, 2001	113.6	448.4	836.0	353.0	1,751.0
December 31, 2002	94.6	441.7	783.5	253.6	1,573.3
December 31, 2003	87.5	426.9	733.5	191.3	1,439.1

(1) SAP project costs were reclassified under intangible assets (software) in an amount of €41.9 million.

6.2 - Capital leases

Property, plant and equipment include the following assets held under capital leases:

(€ millions)	Dec. 31, 2003	Dec. 31, 2002
Land	2.7	2.7
Buildings	56.7	55.8
Machinery and equipment	29.2	30.7
Less accumulated depreciation	(61.8)	(62.3)
Assets under capital lease – net	**26.8**	**26.9**

Future minimum lease payments related to capital leases as of December 31, 2003 are as follows: *(€ millions)*

	(€ millions)
In 2004	3.0
In 2005	2.5
In 2006	1.5
In 2007	1.4
In 2008	1.1
After 2008	0.9
Lease commitments	**10.4**

6.3 - Operating leases

Rental expenses for operating leases over 2003 and 2002 are as follows:

(€ millions)	2003	2002
Minimum rentals	74.0	98.6
Contingent rentals	1.2	1.4
Less sub-lease rentals	(2.2)	(3.4)
Total rental expenses	**73.0**	**96.6**

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year were as follows at December 31, 2003: *(€ millions)*

	(€ millions)
In 2004	84.0
In 2005	76.2
In 2006	45.3
In 2007	37.6
In 2008	31.2
After 2008	47.3
Total minimum payments required	**321.6**

Note 7. Equity Investments

Investments accounted for by the equity method are detailed as follows:

	% interest at December 31		Share in net assets at December 31		Share in net income at December 31	
(€ millions)	2003	2002	2003	2002	2003	2002
MGE Finances [1]	36.1 %	32.3 %	35.5	36.1	(5.0)	(10.2)
VA Tech Schneider [2]	40.0 %	40.0 %	16.9	29.4	(13.1)	(9.4)
Delta Dore Finance	20.0 %	20.0 %	10.1	9.1	1.0	0.9
Entivity	31.2 %	31.2 %	0.8	1.5	(0.7)	(8.9)
Other	N/A	N/A	(2.8)	0.1	(0.3)	(0.6)
Total			**60.5**	**76.2**	**(18.1)**	**(28.2)**

(1) The Group has consolidated its share of MGE Finance's loss for the period from October 1, 2002 to September 30, 2003 using the applicable dispensations as described in Note 2.3. See Note 27.

(2) VA Tech Schneider High Voltage GmbH was formed with VA Tech (TD) GmbH & Co KEG to compete in the high voltage equipment business.

The summarized balance sheet and statement of income data for MGE Finances SAS and VA Tech Schneider High Voltage GmbH are as follows:

7.1 - MGE Finances

a) Consolidated Balance Sheet

(€ millions)	Sept. 30, 2003	Sept. 30, 2002
Goodwill, net	523.0	556.0
Non-current assets, net	54.0	63.0
Current assets and cash and equivalents	193.0	206.8
Total assets	**770.0**	**825.8**
Shareholders' equity excluding minority interests	142.5	163.3
Minority interests	7.3	9.3
Convertible bonds including accrued interest [1]	142.2	135.6
Long-term debt, net	283.0	309.0
Provisions	27.4	34.9
Current liabilities	167.6	173.7
Total liabilities and shareholders' equity	**770.0**	**825.8**

(1) See Note 22

b) Consolidated Statement of Operations

(€ millions)	2003	2002
Sales	497.2	568.4
Cost of sales	(320.1)	(372.7)
Selling, general and administrative expenses	(115.8)	(125.6)
Operating income	**61.3**	**70.1**
Financial expense, net	(34.1)	(39.4)
Amortization of goodwill	(33.1)	(33.0)
Exceptional items	1.7	(15.2)
Income taxes	(9.0)	(11.3)
Net loss before minority interests	**(13.2)**	**(28.8)**
Minority interests	(1.8)	(2.9)
Net loss	**(15.0)**	**(31.7)**

7.2 - VA Tech Schneider High Voltage GmbH

VA Tech Schneider High Voltage GmbH was consolidated on December 31, 2003 on the basis of estimated financial statements.

a) Consolidated Balance Sheet

(€ millions)	Dec. 31, 2003	Dec. 31, 2002
Goodwill, net	38.5	47.4
Non-current assets, net	69.7	72.4
Current assets and cash and equivalents	461.9	492.5
Total assets	**570.1**	**612.3**
Shareholders' equity excluding minority interests	39.5	73.6
Minority interests	0.6	0.5
Long-term debt (including provisions)	124.0	118.2
Current liabilities	406.0	420.0
Total liabilities and shareholders' equity	**570.1**	**612.3**

b) Consolidated Statement of Operations

(€ millions)	2003	2002
Sales	611.3	680.0
Operating income (loss)	**(3.2)**	**24.9**
Financial expense, net	(8.8)	(9.8)
Amortization of goodwill	(8.1)	(9.8)
Exceptional items	(10.0)	(20.7)
Income taxes	(3.9)	(3.0)
Net loss of fully consolidated companies	**(33.9)**	**(18.4)**
Provisional loss	(33.9)	(18.4)
Consolidation adjustments:		
Prior year adjustments	(2.9)	(5.3)
Other restatements on consolidation	4.0	0.3
Restated net loss	**(32.8)**	**(23.4)**

Note 8. Other Financial Assets

8.1 - Investments in companies

		December 31, 2003				2002
(€ millions)	% Interest	Cost	Reserves	Net	Market value [4]	Net
I – Listed investments						
Finaxa	3.03%	65.8	-	65.8	111.3	63.2
Gold Peak Industries Holding Ltd	11.50%	10.6	-	10.6	12.3	8.1
Digital Electronics Corporation	-	-	-	-	-	222.6
Clipsal Industries Holding Ltd.	-	-	-	-	-	36.3
Other listed investments	-	22.1	7.9	14.2	14.3	11.0
Total listed investments		**98.5**	**7.9**	**90.6**	**137.9**	**341.2**
II – Unlisted companies						
Clipsal Australia Holdings Pty Ltd [3]	100.00%	184.5	-	184.5	184.5	-
Clipsal Asia holdings Limited	50.00%	48.6	-	48.6	48.6	-
Comipar	4.15%	16.4	16.4	-	-	-
SIAP [1]	99.98%	8.1	-	8.1	8.1	8.1
Paramer [1]	98.96%	7.3	1.8	5.5	5.5	6.0
Simak [1]	98.50%	5.5	1.0	4.5	4.5	4.5
Senside	80.01%	4.5	-	4.5	4.5	-
Other [2]	-	42.0	18.7	23.3	23.3	21.1
Total unlisted investments		**316.9**	**37.9**	**279.0**	**279.0**	**39.7**
Total investments		**415.4**	**45.8**	**369.6**	**416.9**	**380.9**

(1) Companies with no operations.
(2) Valued at less than € 3.5 million each.
(3) Including € 9.5 million in acquisition costs.
(4) Mathematical average of share price over last month of the year

8.2 - Acquisition of Clipsal

On December 22, 2003, Schneider Electric finalized the creation of a 50-50 joint venture with Singapore-based Clipsal Industries (Holding) Ltd, since renamed CIH Ltd. The joint venture, Clipsal Asia Holdings Limited, manufactures and markets ultra terminal electrical distribution products. In a separate transaction, the Group signed an agreement with CIH Ltd. and the Gerard family to acquire Gerard Industry Pty Ltd.'s ultra terminal business in Australia, New Zealand, India and South Africa.

Gerard Industries Pty. Ltd.'s ultra terminal business was acquired for an enterprise value of AUD750 million (€ 444 million), of which € 185 million for Clipsal Australia shares and € 259 million in assumed debt. The agreement guaranteed a net asset value of AUD211.2 million (€ 125.7 million) at December 31, 2003. The company was fully consolidated on January 1, 2004.

CIH Ltd. contributed all of its ultra terminal products and systems operations in Asia to the 50-50 Clipsal Asia Holdings Limited joint venture, while Schneider Electric contributed PDL E Ltd. in Singapore and SEDD en China.

The agreement guaranteed a net value at December 31, 2003 of USD 83.4 million for the assets contributed by CIH Ltd. and USD 12.5 million for the assets contributed by Schneider Electric.

These two transactions were paid for in cash and were partially financed by the sale of Schneider Electric's 18.7% stake in CIH Ltd.

Complete financial data for the two units at December 31, 2003 is not currently available.

Pro forma data is as follows:

	Clipsal Australia Ultra Terminal business June 30, 2002 (12 months)	Clipsal Asia Holding Ltd. * Dec.31, 2002 (12 months)
Sales	240.0	105.8
Operating income	29.5	5.4
Operating margin	*12.3 %*	*5.1 %*
Net income	**N/A**	**2.8**

** Does not include contribution of PDL E Ltd and SEDD*

Exchange rates used:

Clipsal Australia's financial statements are prepared in Australian dollars:
- Average rate for 2002: AUD1 = € 0.575000
- Rate on Dec. 31, 2003: AUD1 = € 0.595000

Clipsal Asia Holding's financial statements are prepared in Singapore dollars:
- Average rate for 2002: SGD1 = € 0.591000
- Rate on Dec. 31, 2003: SGD1 = € 0.466000

8.3 - Other investments

(€ millions)	At December 31, 2003			2002
	Cost	Reserves	Net	Net
Loan to Clipsal Australia (1)	259.2		259.2	
Vendor loan to buyer of Legrand shares (2)	158.8		158.8	150.5
MGE Finances convertible bonds	71.6		71.6	68.2
Restricted cash (1)	32.2		32.2	-
Advances to non-consolidated companies and other long-term loans	31.4	(0.9)	30.5	12.9
Other	35.7	(2.6)	33.1	12.9
Other investments	**588.9**	**(3.5)**	**585.4**	**244.5**

(1) At the time of acquisition of Clipsal, Schneider Electric Australia Holding assumed the € 259 million worth of debt of the Australian companies. When these companies are consolidated in 2004, the assumed debt will be classified as intercompany financing.
The acquisition agreement includes a clause providing for the payment of part of the price in 2007, provided that certain conditions have been fulfilled. The related funds, in the amount of € 32 million, were held in an escrow account in the Group's name at December 31, 2003.

(2) € 150 million vendor loan paying interest at 5.5%. The interest is capitalized and the proceeds from any sales of Legrand shares held by the investor will be used to repay the loan, which has been granted for a maximum period of 13 years.

Note 9. Other non-current assets

(€ millions)	Dec. 31, 2003	Dec. 31, 2002
Net actuarial gains and losses and unamortized prior service costs (Note 16)	315.6	274.4
Other non-current assets	**315.6**	**274.4**

Note 10. Inventories and Work in Process, Net

(€ millions)	Dec. 31, 2003	Dec. 31, 2002
Raw materials	500.9	565.4
Work in process	257.1	263.4
Semi-finished and finished products	362.2	348.9
Goods	183.6	161.3
Inventories and work in process at cost	**1,303.8**	**1,339.0**
Reserves	(179.7)	(192.5)
Inventories and work in process, net	**1,124.1**	**1,146.5**

Note 11. Trade Accounts Receivable, Net

All receivables in this item are due in less than one year.

(€ millions)	Dec. 31, 2003	Dec. 31, 2002
Accounts receivable	1,470.0	1,572.9
Notes receivable	415.8	359.6
Advances to suppliers	21.2	14.9
Accounts receivable, at cost	**1,907.0**	**1,947.4**
Reserves	(125.7)	(135.1)
Accounts receivable, net	**1,781.3**	**1,812.3**
Sold receivables (1)	**19.8**	**21.1**

(1) The Group's main North American subsidiary, Square D Company, has a sale of receivables agreement under which it sells fractional interests in a pool of eligible short-term trade receivables, in an amount not to exceed €198 million ($250 million) at December 31, 2003. Square D Company sells participating interests in new receivables as existing receivables are collected. The purchaser's level of investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. Receivables of a certain age and uncollectible receivables are not eligible for inclusion in the pool.
Under the terms of the agreement, Square D Company is obligated to pay fees, which approximate the purchaser's cost of issuing a comparable amount of commercial paper plus certain administrative costs. Square D Company is contingently liable for the collection of the receivables sold. Management believes that existing reserves are adequate to cover Square D Company's contingent liability under this agreement.

Note 12. Other Accounts Receivable and Prepaid Expenses

(€ millions)	At December 31, 2003			2002
	Cost	**Reserves**	**Net**	**Net**
Other receivables	498.7	(38.6)	460.1	635.4
Carryback credit (note 13.4)	97.0		97.0	-
Prepaid expenses and deferred charges	87.7	(18.1)	69.6	61.0
Others	0.3		0.3	0.8
Total	**683.7**	**(56.7)**	**627.0**	**697.2**

Note 13. Income Tax

Wherever possible, Group entities file consolidated tax returns. Schneider Electric files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

13.1 - Analysis of tax expense for the year

(€ millions)	**2003**	**2002**
Current taxes		
France	(25.5)	(27.0)
International	(245.9)	(162.2)
Total	**(271.4)**	**(189.2)**
Deferred taxes		
France	96.2	444.4
International	47.9	39.8
Total	**144.1**	**484.2**
Total tax (expense) benefit	**(127.3)**	**295.0**

13.2 - Effective tax rate

(€ millions)	**2003**	**2002**
Net income	**432.8**	**422.0**
Tax (expense) benefit	(127.3)	295.0
Amortization of goodwill	(190.7)	(192.6)
Minority interests	(21.5)	(24.9)
Net income of companies accounted for by the equity method	(18.1)	(28.2)
Income before tax and amortization of goodwill	**790.4**	**372.7**
Statutory tax rate	*35.43 %*	*35.43 %*
Income tax (expense) benefit calculated at the statutory rate	**(280.0)**	**(132.0)**
Reconciliation items:		
Difference between French and foreign tax rates	37.9	49.6
Reserve on Legrand investment	-	496.0
Adjustment of tax loss carryforwards (note 13.4)		
France	114.6	(53.0)
International	(8.4)	-
Unrecognized tax losses arising in current year	-	(67.9)
Utilization of unrecognized tax loss carryforwards	7.7	2.7
Tax credits	29.1	29.3
Income (expenses) taxed at reduced rates	(0.1)	4.3
Other permanent differences	(28.1)	(34.0)
Actual net tax (expense) benefit	**(127.3)**	**295.0**
Effective tax rate	**16.11 %**	**(79.15) %**

13.3 - Deferred taxes

(€ millions)	**Dec. 31, 2003**	**Dec. 31, 2002**
Temporary differences – Assets		
Tax credits and tax loss carryforwards (note 13.4)	497.3	465.6
Accruals for pensions and other post-retirement benefit obligations	118.9	231.9
Allowance for doubtful debts and inventory losses	85.1	88.5
Other reserves / accruals	74.4	52.1
Restructuring provision	41.0	16.1
Reserves for impairment of fixed assets	14.2	2.3
Capital losses taxed at reduced rates	9.1	8.6
Others	102.1	78.8
Total deferred tax assets	**942.1**	**943.9**
Temporary differences – Liabilities		
Tax-driven reserves	(75.3)	(97.6)
Capital gains taxed at reduced rates	(37.4)	(46.8)
Others	(174.4)	(135.5)
Total deferred tax liabilities	**(287.1)**	**(279.9)**
Net deferred tax assets	**655.0**	**664.0**

Deferred tax assets recorded in respect of tax loss carryforwards at December 31, 2003 essentially concern France and other European countries where certain tax losses can be carried forward indefinitely.

13.4 - Tax effect of the loss incurred on the sale of Legrand

The loss incurred on the sale of Legrand in 2002 generated tax losses of € 1,617 million. In 2003, a tax benefit of € 453 million was recorded in the statement of income, corresponding to the recognition of deferred tax assets on a portion of these losses and the discounting of these assets based on the assumption that the loss carryforwards will be utilized within five years.

In addition, part of the tax losses was carried back in 2003 against prior years' taxable income. The Group has applied for a refund of the carryback credit, corresponding to tax paid in the period 1999 to 2001. This carryback credit, in the amount of € 97 million, has therefore been recorded as an asset and has reduced by the same amount the deferred taxes recorded in 2002. The credit will be set off against current taxes in the years to come and any unused portion will be refunded by the State in 2006.

The French Finance Act for 2004 allows tax losses generated in France to be carried forward indefinitely. In light of this change in tax law, in 2003 the Group recognized a deferred tax asset for the total loss on the sale of the Legrand shares. The resulting increase in deferred tax assets amounted to € 114 million. The Group expects to utilize these tax loss carryforwards over a period of 6 to 10 years, although the exact timing cannot be reliably determined at this stage. For this reason, deferred taxes have not been discounted in 2003 (in 2002, discounting adjustments amounted to € 53 million).

Note 14. Cash and Cash Equivalents

(€ millions)	Dec. 31, 2003	Dec. 31, 2002
Mutual funds and equivalent	2,405.3	2,675.5
Other	65.8	73.9
Short-term investments at cost	**2,471.1**	**2,749.4**
Schneider Electric shares (intended to stabilize the share price)	39.9	38.5
Schneider Electric shares (intended to cover stock option exercises), net	50.7	46.5
Schneider Electric shares, net	**90.6**	**85.0**
Money market instruments and short-term deposits	13.7	19.2
Cash	512.1	360.4
Total cash and cash equivalents	**3,087.5**	**3,214.0**
Short-term bank loans and overdrafts	(93.3)	(58.6)
Schneider Electric shares, net	(90.6)	(85.0)
Other	(1.2)	-
Net cash and cash equivalents	**2,902.4**	**3,070.4**

Note 15. Shareholders' Equity

15.1 - Capital

Capital stock and voting rights

The Company's capital stock at December 31, 2003 amounted to € 1,854,737,360, represented by 231,842,170 shares with a par value of € 8.00, all fully paid up.

A total of 242,463,662 voting rights were attached to the 229,247,275 shares outstanding as of the Annual Shareholders' Meeting of May 16, 2003 (information published in the "BALO" legal gazette dated May 28, 2003).

Changes in capital stock

The following table shows changes in Schneider Electric SA's capital stock and additional paid-in capital since December 31, 2002, through the exercise of stock options, the cancellation of shares decided by the Board of Directors on March 5, 2003 and the share issue carried under the worldwide employee stock purchase plan:

	Number of shares issued or cancelled	Total shares outstanding	New capital *(in euros)*
Capital at December 31, 2001		**240,260,029**	**1,922,080,232**
Conversion of Square D bonds	179,511		
Exercise of stock options	373,365		
Capital at December 31, 2002		**240,812,905**	**1,926,503,240**
Cancellation of shares	(12,000,000)		
Worldwide employee stock purchase plan	1,071,085		
Exercise of stock options	1,958,180		
Capital at December 31, 2003		**231,842,170**	**1,854,737,360**

15.2 - Ownership Structure

	Dec. 31, 2003				Dec. 31, 2002		Dec. 31, 2001	
	% interest	Number of shares	% voting rights	Number of voting rights	% interest	% voting rights	% interest	% voting rights
Caisse des Dépôts et Consignations	4.34 %	10,062,852	5.23 %	13,237,852	3.99 %	5.21 %	3.92 %	5.06 %
Employees	3.62 %	8,385,425	6.00 %	15,203,302	3.11 %	5.85 %	3.00 %	5.68 %
Intra-group cross shareholdings (1)	0.93 %	2,150,352	-	-	0.89 %	-	0.89 %	-
Treasury stock	2.90 %	6,716,753	-	-	6.73 %	-	3.94 %	-
Public	88.21 %	204,526,788	88.77 %	224,859,766	85.28 %	88.94 %	88.25 %	89.26 %
Total	100.00 %	231,842,170	100.00 %	253,300,920	100.00 %	100.00 %	100.00 %	100.00 %

(1) Held through Cofibel / Cofimines

No shareholders' agreements were in force as of December 31, 2003.

15.3 - Stock option plans

Outstanding options as of December 31, 2003

	Plan no. 9	Plan no. 10	Plan no. 11	Plan no. 12	Plan no. 13	Plan no. 14	Plan no. 15	Plan no. 16	Plan no. 17	Plan no. 18	Plan no. 19	Plan no. 20	Plan no. 21	Plan no. 22
Date of Board Meeting	04.07.95	04.07.95	06.13.96	01.24.97	06.10.97	01.28.98	12.22.98	04.01.99	04.01.99	03.24.00	04.04.01	12.12.01	02.05.03	02.05.03
Type de plan	S	S	S	S	S	P	P	P	P	P	S or P	S	S or P	S
Number of options outstanding at Dec. 31, 2002	362,800	50,870	353,940	1,198,200	653,630	1,001,800	46,700	937,700	963,200	682,950	1,518,825	1,600,000	2,000,000	111,000
Options granted to:														
- Corporate officers	-	-	-	-	-	-	46,700	85,600	107,400	63,000	205,500	100,000	150,000	-
- Top ten employee grantees	-	-	-	-	-	-	-	118,200	124,000	87,900	163,600	333,000	345,000	10,000
Starting date of exercise period	04.07.00	04.07.00	06.13.01	01.24.00	06.10.00	01.28.01	12.22.01	04.01.02	04.01.02	03.24.03	04.04.05	12.12.04	02.04.07	06.05.03
Expiration date	04.06.03	04.06.03	06.12.04	01.23.04	06.09.04	01.27.05	12.21.05	03.31.07	03.31.07	03.23.08	04.03.09	12.11.09	02.04.11	02.04.11
Subscription or purchase price	24.93	24.93	35.37	35.67	44.52	50.77	50.86	50.73	50.73	65.88	68.80	51.76	45.65	45.65
Number of options exercised during the year	362,800	45,270	263,990	1,166,200	119,920	-	-	-	-	-	-	-	-	-
Number of options cancelled during the year	-	5,600	-	5,000	1,500	4,400	-	9,200	9,500	38,300	33,300	71,100	49,600	18,000
Number of options outstanding	-	-	89,950	27,000	532,210	997,400	46,700	928,500	953,700	644,650	1,485,525	1,528,900	1,950,400	93,000

S : Options to subscribe for new shares
A : Options to purchase existing shares

15.4 - Schneider Electric shares held

A share buyback program was authorized by shareholders at the Annual Meeting on May 6, 1999, and renewed at the Annual Meetings held on May 5, 2000, June 11, 2001, May 27, 2002 and May 16, 2003. The purpose of the program is to stabilize the market price of the Company's stock, reduce dilution and optimize return on equity. It provides for the purchase of a maximum of 10% of the capital stock for a period of up to eighteen months from May 16, 2003.

Under the program, 2,557,142 shares were purchased during the year ended December 31, 2003, for a total of € 114.0 million. Of these, 38,124 were purchased to stabilize the share price for a total of € 1.5 million. Schneider Electric shares owned by consolidated subsidiaries had a market value of € 465.6 million at December 31, 2002. They are classified at cost as a deduction from retained earnings of € 276.5 million and as cash and cash equivalents for the remaining portion, amounting to € 90.6 million under shares intended to cover stock option exercise and stabilize the share price (see Note 14).

15.5 - Change in foreign currency translation reserves

(€ millions)	2003
United States	(256.5)
Japan	2.0
Denmark	(6.5)
China	(10.3)
United Kingdom	(9.0)
Other	(18.8)
Total	**(299.1)**

15.6 - Earnings per share

Fully diluted earnings per share are calculated by dividing net income, as adjusted for interest expense on the convertible debt, by the weighted-average number of common shares (minus shares repurchased) and share equivalents (represented by convertible bonds, to the extent that their conversion is probable) outstanding during the year in question. The dilutive impact of stock options is determined by calculating the number of shares that could be purchased on the open market using the funds obtained from the exercise of the options (treasury stock method - see Note 2.22).

15.6.1 - Determination of the share base used in calculation

(in thousands of shares)	2003		2002 (1)	
	Primary	Diluted	Primary	Diluted
Common shares	223,146	223,146	228,511	228,511
Convertible bonds, stock options		33		741
Share base	**223,146**	**223,179**	**228,511**	**229,252**

(1) The 2002 share base was adjusted to take into account intra-group cross-shareholdings.

15.6.2 - Earnings per share

(in euros per share)	2003		2002	
	Primary	Diluted	Primary	Diluted
Income from continuing operations	4.28	4.28	3.86	3.85
Exceptional items *(see Note 24)*	(0.73)	(0.73)	(2.23)	(2.22)
Income tax	(0.57)	(0.57)	1.29	1.28
Amortization of goodwill	(0.85)	(0.85)	(0.84)	(0.84)
Net income of fully consolidated companies	2.13	2.13	2.08	2.07
Earnings per share	**1.94**	**1.94**	**1.85**	**1.84**

Note 16. Provisions for pensions and other post-retirement benefit obligations

The Group has set up pension, life insurance, length-of-service award and other post-retirement benefit plans for its employees. These range from plans providing for the payment of a lump sum based on years of service to supplementary pension plans and other multi-employer plans.

Payments made under defined contribution plans are recorded in the income statement, under operating expense, in the year of payment and are in full settlement of the Group's liability.

The Group's obligation for the payment of length-of-service awards mainly concerns French companies in the Group and is generally calculated based on the seniority, grade and end-of-career salary of the employees concerned.

For defined benefit plans, the accrued or prepaid periodic pension cost is determined using the projected unit credit method and is recognized in accordance with local accounting standards and tax rules in the countries concerned. Where necessary, these amounts are adjusted to comply with Group accounting policies.

Actuarial valuations are performed each year for the main plans and at regular intervals for the other plans. The assumptions used vary according to the economic conditions prevailing in the country concerned. Benefit obligations under defined benefit plans mainly concern the Group's North American subsidiaries and are funded through payments to external funds. The majority of plan assets are invested in equities and bonds not issued by the Group and, occasionally, in real estate.

16.1 - Provisions for pensions and length-of-service awards

Annual changes in obligations, the market value of investments and related assets and liabilities are reflected in the consolidated balance sheet as follows:

(€ millions)		*O/w US plans*		*O/w US plans*
	Dec. 31, 2003	*Dec. 31, 2003*	Dec. 31, 2002	*Dec. 31, 2002*
1. Amounts recognized in the accounts				
Other non-current assets	315.6	*295.2*	274.4	*236.9*
Deferred taxes	6.6		140.2	*128.2*
Provisions for pensions and other post-retirement benefit obligations	(407.5)	*(13.3)*	(521.6)	*(160.1)*
Amounts recognized in the balance sheet	**(85.3)**	***281.9***	**(107.0)**	***205.0***

Comments on amounts recorded in the accounts of US subsidiaries:

In 2002, due to the sharp fall in the stock market indexes used as the benchmark for the majority of plan assets, the funded status of the plans was determined based on the accumulated benefit obligation instead of the projected benefit obligation, as was the case in the past. This led to the recognition of an additional minimum liability corresponding to the difference between the fair market value of the plan assets and the accumulated benefit obligation at December 31, 2002.
Since the additional minimum liability was due to the deferral of actuarial losses and unrecognized prior service costs, an equivalent amount, net of deferred taxes, was recorded on the assets side of the balance sheet under "Other non-current assets" in the amount of € 236.9 million net of deferred taxes.

In 2003, the Group paid an additional € 143.3 million contribution to its US plans. As a result of this contribution and the improved yield on plan assets, plan assets once again represented more than the accumulated benefit obligation. The Group therefore wrote off the amount recorded under "Other non-current assets" in 2002 and reduced provisions for pensions and other post-retirement benefits by the same amount, net of the deferred tax asset.

(€ millions)		O/w US plans		O/w US plans
	Dec. 31, 2003	*Dec. 31, 2003*	Dec. 31, 2002	*Dec. 31, 2002*
2. Components of periodic pension cost				
Service cost	46.9	*16.3*	51.4	*20.5*
Interest cost (impact of discounting)	89.1	*52.7*	94.0	*62.3*
Expected return on plan assets	(87.6)	*(70.2)*	(104.6)	*(88.5)*
Amortization of prior service cost	1.4		1.2	-
Amortization of initial obligation	3.1	*3.4*	3.6	*3.1*
Recognized net actuarial loss (gain)	24.9	*16.7*	5.7	*1.4*
Curtailments and settlements		-		-
Periodic pension cost (benefit)	**77.8**	***18.9***	**51.2**	***(1.2)***

(€ millions)		O/w US plans		O/w US plans
	Dec. 31, 2003	*Dec. 31, 2003*	Dec. 31, 2002	*Dec. 31, 2002*
3. Change in projected benefit obligation				
Projected benefit obligation at beginning of year	**1,599.9**	***856.0***	**1,615. 6**	***912.7***
Service cost	46.9	*16.3*	51.4	*20.5*
Interest cost	89.1	*52.7*	94.0	*62.3*
Actuarial losses (gains)	55.0	*21.9*	49.2	*43.3*
Plan participants' contributions	3.6		3.0	
Prior service cost	3.5	*1.9*	-	-
Acquisitions – Disposals*	25.6		(3.4)	-
Benefits paid	(61.3)	*(37.7)*	(52.7)	*(41.0)*
Translation adjustment	(194.0)	*(151.1)*	(157.4)	*(141.8)*
Projected benefit obligation at end of year	**1,568.3**	***760.1***	**1,599.9**	***856.0***

(€ millions)		*O/w US plans*		*O/w US plans*
	Dec. 31, 2003	*Dec. 31, 2003*	Dec. 31, 2002	*Dec. 31, 2002*
4. Change in fair value of plan assets				
Fair value of plan assets at beginning of year	**914.8**	***610.5***	**1 170.7**	***819.4***
Actual return on plan assets	170.4	*139.9*	(131.4)	*(99.3)*
Plan participants' contributions	3.6		3.0	-
Employer contributions	161.6	*143.4*	59.6	*53.6*
Prior service cost	(0.3)	-	-	-
Acquisitions – Disposals (*)	7.8	-	-	-
Benefits paid	(61.3)	*(37.7)*	(52.7)	*(41.0)*
Translation adjustment	(188.9)	*(129.8)*	(134.4)	*(122.3)*
Fair value of plan assets at end of year	**1,007.7**	***726.3***	**914.8**	***610.5***

(*) Acquisitions in 2003 concerned Digital Electronics Corp. and TAC.

(€ millions)		*O/w US plans*		*O/w US plans*
	Dec. 31, 2003	*Dec. 31, 2003*	Dec. 31, 2002	*Dec. 31, 2002*
5. Funded status				
Funded status	**(560.6)**	***(33.8)***	**(685.1)**	***(245.6)***
Unrecognized actuarial (gains)/losses	449.0	*290.2*	545.9	*419.3*
Unrecognized prior service cost	28.0	*25.5*	33.0	*32.3*
Unrecognized initial liability	(1.7)		(0.9)	*(0.9)*
Net (liability)/asset recognized	**(85.3)**	***281.9***	**(107.0)**	***205.0***

Benefit obligations and periodic pension costs were determined using the following assumptions:

(€ millions)	Weighted average rate		*O/w US plans*	
	2003	**2002**	**2003**	**2002**
6. Actuarial assumptions				
Discount rate	5.75 %	6.3 %	*6.5 %*	*7.0 %*
Rate of compensation increases	3.8 %	3.9 %	*4.1 %*	*4.6 %*
Yield on plan assets	8.5 %	9.0 %	*9.0 %*	*9.5 %*

16.2 Provisions for other post-retirement benefits

The provisions recorded in the consolidated balance sheet in respect of post-retirement health care and life insurance benefits mainly concern employees in the United States and Canada.

The North American subsidiaries pay certain health care costs and provide life insurance benefits to retired employees who fulfill certain criteria in terms of age and years of service.

The assumptions used to determine post-retirement benefit obligations related to health care and life insurance are the same as those used to estimate North American pension benefit obligations.

Other benefit obligations, in the amount of € 10 million, mainly concern long-service awards due by subsidiaries in France.

(€ millions)	**Dec. 31, 2003**	**Dec. 31, 2002**
1. Components of periodic post-retirement benefit cost		
Service cost	6.8	8.9
Interest cost (impact of discounting)	39.6	28.2
Amortization of prior service cost	(8.3)	0.1
Amortization of initial obligation	-	-
Recognized net actuarial loss (gain)	13.3	(0.5)
Curtailments and settlements		6.8
Periodic post-retirement benefit cost	**51.4**	**43.3**

(€ millions)	**Dec. 31, 2003**	**Dec. 31, 2002**
2. Change in projected benefit obligation		
Projected benefit obligation at beginning of year	**448.0**	**411.0**
Service cost	6.8	8.9
Interest cost	39.6	28.1
Actuarial losses (gains)	34.1	154.2
Prior service cost	-	(78.5)
Plan participants' contributions	0.5	0.4
Benefits paid	(24.3)	(24.4)
Translation adjustment	(80.3)	(51.7)
Projected benefit obligation at end of year	**424.4**	**448.0**

(€ millions)	**Dec. 31, 2003**	**Dec. 31, 2002**
3. Funded status		
Funded status	**(424.4)**	**(448.0)**
Unrecognized actuarial (gains)/losses	210.9	229.6
Unrecognized prior service cost	(51.5)	(71.1)
Unrecognized initial liability	-	0.3
Net (liability)/asset recognized	**(265.0)**	**(289.2)**

At 31 December 2003, the projected rate of growth in health care costs was 12%, declining by one percentage point per year up until 2009 and remaining stable at 5% as from 2010.

The effect of a one point increase or decrease in the growth rate, at constant exchange rates would be as follows:

	1 point increase in the rate	Change € millions	Percent increase
Projected benefit obligation at Dec. 31, 2003	460.6	**46.2**	11.1 %
Service cost	7.9	**1.1**	16.2 %

Note 17. Provisions for Contingencies

(€ millions)	Dec. 31, 2002	Reclassifi-cations	Allowances	Releases Unused	Releases Used	Changes in scope of consolidation	Translation adjustment	Dec. 31, 2003
Economic risks [a]	36.6						(2.7)	33.9
Customer risks [b]	73.5				(2.4)		(12.1)	59.0
Technical risks [c]	17.7		4.7	(1.7)	(8.2)			12.5
Other risks [d]	46.5	(0.2)	5.5		(0.5)			51.3
Total	**174.3**	**(0.2)**	**10.2**	**(1.7)**	**(11.1)**		**(14.8)**	**156.7**
Impact on								
Operating income			5.2	(1.7)	(11.1)			
Financial income (expense), net								
Exceptional items			5.0					

The Group records these provisions for identified potential losses. They are calculated either on a case-by-case basis or by a statistical or insurance coverage method.

a. Economic risks: Specific provisions have been accrued by the Group to cover identified tax risks raised in the course of tax audits performed by various local tax administrations. Additionally, these provisions include a specific amount for the potential loss on a receivable from a third party in connection with a tax audit. The third party was in charge of liquidating certain assets of the Group and suffered from the freeze of its cash under certain legal proceedings. Consequently, it became impossible to settle a tax audit and the Group lent the necessary amount to resolve it. The refund of such amounts could be questionable pending various court rulings and settlements.

b. Customer risks: Product liability provisions and other risks were recorded in the US in connection with risks related to products sold to customers and other third parties faced by Square D Company. Product liability represents claims that individuals file due to alleged defects in Square D Company's products.

c. Technical risks: Provisions are constituted on a statistical basis for product warranties beyond coverage provided by insurance. Such warranties rarely exceed 12 months and are classified as accrued expenses. The Group also recognizes technical risks in connection with product development and manufacturing.

In 1996, the Group became aware that an electronic component contained in its Masterpact circuit breakers used principally in large industrial installations and in other facilities with substantial electricity requirements occasionally malfunctioned. In 1997, the Group determined that a third party manufactured the electronic component. In 1998, the Group initiated a broad-based product recall campaign. Because of its complexity, a special company, Spring, was created to manage the recall program. Since 1998, the Group has incurred product recall costs of € 40.9 million in addition to administrative costs associated with the management of Spring of € 6.7 million. The recall program was terminated in 2003 and Spring, which was set up specifically to manage the program, therefore no longer conducts any operations.

In April 2001, the Group became aware that one of its products, an emergency pushbutton installed on a wide range of machines, failed to function in certain circumstances. The Group initiated a comprehensive product recall program. As of December 31, 2003, approximately 16% of the 2.2 million installed pushbuttons had been located and repaired. A total of € 18.3 million was reserved for the entire product recall program. At December 31, 2003, a provision of € 1.3 million remained to cover replacement costs until the end of 2004, when the program will expire.

d. Other risks mainly include provisions recorded for potential losses on asset sales, notably in Germany, provisions for potential losses on assets related to a foreign counterparty with which the Group is involved in a complex litigation since the restructuring of Spie Batignolles in 1995, and a provision for a claim under the seller's warranty given in connection with the formation of a joint venture with Va Tech T&D GmbH. The remaining provisions cover a variety of risks, such as disputes, claims and various business risks.

Note 18. Long and Short-Term Debt

Long-term debt breaks down as follows:

(€ millions)	**Dec. 31, 2003**	**Dec. 31, 2002**
Convertible and non-convertible bonds	2,151.0	1,450.0
Perpetual bonds	113.6	148.3
Bank and other borrowings	159.1	177.1
Obligations under capital leases (Note 6.2)	10.4	12.1
Employee profit-sharing	9.9	9.5
Less current portion [1]	(1,008.7)	(73.2)
Long-term debt	**1,435.3**	**1,723.8**

Short-term debt consists of the following:

(€ millions)	**Dec. 31, 2003**	**Dec. 31, 2002**
Bank overdrafts	93.3	58.7
Commercial paper	60.2	395.0
Other short-term debt	53.8	86.0
Accrued interest	37.0	33.3
Current portion of long-term debt [1]	1,008.7	73.2
Short-term debt	**1,253.0**	**646.2**
Total long and short-term debt	**2,688.3**	**2,370.0**

(1) The € 951 million 1999 bond issue due 2004 has been reclassified under short-term debt at December 31, 2003.

18.1 - Breakdown by maturity

(€ millions)	**Dec. 31, 2003**	**Dec. 31, 2002**
2003		646.2
2004	1,253.0	1,077.8
2005	118.0	113.1
2006	44.8	32.5
2007	456.5	455.6
2008	754.9	2.5
2009	1.8	42.3
2010 and beyond	59.3	
Total	**2,688.3**	**2,370.0**

18.2 - Breakdown by currency

(€ millions)	Dec. 31, 2003	Dec. 31, 2002
Euro	2,443.2	2,138.7
US dollar [1]	13.9	21.9
British pound	5.3	-
Danish krona	82.1	120.3
Japanese yen [1]	37.8	
Other	106.0	89.1
Total	**2,688.3**	**2,370.0**

(1) Mostly local borrowings.

18.3 - Main borrowings

The main Group borrowings, excluding overdrafts and short-term bank loans, are as follows:

(€ millions)	2003	Interest rate	Maturity
a) Perpetual bonds			
Schneider Electric Industries SA (formerly Merlin Gerin) [1]	113.6	Euribor + 0.7% swapped for fixed	March 2006
b) Bonds			
Schneider Electric SA 2004	951.0	3.75% fixed	April 2004
Schneider Electric SA 2007	450.0	6.1275% fixed	October 2007
Schneider Electric SA 2008	750.0	3.875% fixed	October 2008
Total	**2,151.0**		
c) Other bank borrowings (all currencies)			
Bank loan (Schneider UK)	58.7	Variable swapped	December 2005
Syndicated loan (Lexel)	16.7	Fixed	December 2005
Industrial Revenue Bonds (Square D Company)	7.8	3.8% to 5.8%	Various 2020
Other loans (less than € 20 million per loan)	75.9	Various	
Total	**159.1**		
d) Commercial paper [2]	**60.2**	Fixed	Refinanced overnight
e) Obligations under capital leases	**10.4**	Various	Over periods ranging from 15 to 20 years

(1) Perpetual bonds correspond to perpetual subordinated bonds redeemable in 15 years issued in 1991 by Merlin Gerin, for which the subordination clause has been canceled. The bonds were issued in principal amount of € 457 million, generating net proceeds of € 345 million. Most of the bonds issued were originally swapped for a fixed rate.

(2) Schneider Electric SA issues commercial paper on behalf of the entire Group. Confirmed lines of credit back the commercial paper program.

18.4 - Ordinary bonds

On April 14, 1999, Schneider Electric issued € 750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, a further € 250 million worth of bonds was issued at the same interest rate and with the same maturity. The second issue is treated as a second tranche of the first. During 2003, the Group redeemed bonds totaling € 49 million.

On October 19 and 20, 2000, Schneider Electric issued two tranches of 6.1275% bonds due October 19, 2007, in principal amounts of € 400 million and € 50 million, respectively.

On October 31, 2003, Schneider Electric issued € 750 million worth of 3.875% bonds due October 31, 2008.

All of these bonds are traded on the Euronext Paris and the Luxembourg stock exchanges.

18.5 - Other information

At December 31, 2003, the main subsidiaries had unused confirmed credit lines of € 736 million. These lines of credit are effective until 2004-2006.

The main borrowing contracts do not include clauses that would be triggered if the rating on the Group's long-term debt were to be downgraded. However, certain borrowing contracts do include clauses calling for compliance with ratios. As of December 31, 2003, the Group was in compliance with these clauses.

Note 19. Other long-term liabilities

(€ millions)	Dec. 31, 2003	Dec. 31, 2002
Clipsal acquisition debt	40.5	-
Other long-term liabilities	**40.5**	**-**

The agreement covering the acquisition of Clipsal includes a clause providing for the payment of part of the price once certain conditions have been fulfilled. An amount of € 8 million is due in 2004 and a further € 32 million are due in 2007. Cash of € 32 million is being held in escrow to cover this liability (see Note 8.3).

Note 20. Commitments

20.1 - Guarantees given and received

(€ millions)	Dec. 31, 2003	Dec. 31, 2002
Performance bond counter-guarantees (1)	175.0	203.7
Mortgages and collateral (2)	28.2	25.0
Guarantees	1.6	4.0
Other (3)	226.9	180.7
Guarantees given	**431.7**	**413.4**
Guarantees	29.9	31.2
Guarantees received	**29.9**	**31.2**

(1) In certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a reserve for contingencies is recorded when the risk is considered probable and reasonably estimable.

(2) Certain loans are secured by securities lodged as collateral.

(3) Other guarantees given primarily comprise letters of credit issued by the US subsidiary, Square D Company, and guarantees to some lessors that rental payments will be made until the end of the lease.

20.2 - Purchase commitments

Commitments to purchase shares correspond to contractual undertakings given by the Group to buy out the minority shareholders of consolidated companies. They also include any earn-out payments due on previous acquisitions. At December 31, 2003, purchase commitments totaled € 141 million.

20.3 - Contingent liabilities

General Management is confident that balance sheet reserves for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on assets or income.

20.4 - Other commitments

No provision has been booked in the consolidated balance sheet to cover the commitments of Group companies in France in respect of mutual health insurance plans (MESE) and other employee benefit plans (CAPRA). These commitments are currently being assessed.

Note 21. Financial Instruments

The Group uses financial instruments to hedge its exposure to risks related to fluctuations in interest rates, currency rates and metal prices.

21.1 - Currency risk

Because of its international business base, the Group is exposed to currency risk, notably when subsidiaries carry out transactions in currencies other than their functional currency. Currency risks on operating receivables and payables are hedged by means of forward sale contracts.

Currency risks on local currency intercompany loans and borrowings are hedged using currency swaps.

21.2 - Interest rate risk

The Group chooses to issue fixed- or variable-rate debt instruments depending on its overall exposure and market conditions. To optimize financing costs, and depending on market conditions, the Group hedges its interest rate risk using swaps, caps and floors and other financial instruments.

Interest rate swaps and other financial instruments are also used to hedge interest rate risks on investments.

21.3 - Commodity price risk

In its manufacturing operations, the Group uses metals such as copper, silver, aluminum and nickel that are traded on the commodity markets. The risk of fluctuations in the market prices of these metals is hedged using futures, swaps and options.

21.4 - Notional value of derivative instruments (off-balance sheet)

(€ millions)	**Dec. 31, 2003**	**Dec. 31, 2002**
Forward purchases and sales of foreign currencies *(note 21.5)*	2,076.0	611.3
Interest rate swaps *(note 21.6)*	1,360.4	568.7
Other currency hedging instruments [(1)]	107.0	-
Currency options [(1)]	54.0	-
Metal price hedges – futures	38.8	92.5
Metal price hedges – options	0.4	10.3
Total derivative instruments	**3,636.6**	**1,282.8**

(1) Hedges of 2004 operating cash flows

21.5 - Currency hedges

Forward hedging positions by currency

(€ millions)	**December 31, 2003**		
	Sales	**Purchases**	**Net**
USD	814.8	1.5	813.3
JPY	160.4	24.3	136.1
AUD	375.1		375.1
SEK	291.7	5.5	286.2
DKK	123.9	33.6	90.3
CAD	89.4		89.4
GBP	68.9	20.7	48.2
CHF	55.1	0.6	54.5
ZAR	39.2	2.5	36.7
SGD	37.6		37.6
HKD	19.1		19.1
NOK	10.1		10.1
NZD	10.1		10.1
HUF	5.1		5.1
Other	64.2		64.2
Total	**2,164.7**	**88.7**	**2,076.0**

Currency hedges mainly concern intercompany transactions and balances that are eliminated in consolidation.

The notional value of currency options is calculated by adding together the absolute values of put and call options. In the case of tunnels, the notional amount is taken into account only once.

Forward currency hedging positions include € 1,482.1 million in hedges of intercompany loans and borrowings and € 593.9 million in hedges of operating cash flows.

Sensitivity to changes in exchange rates

A 1% change in the exchange rate against the euro of the US dollar, the Hong Kong dollar and the British pound –corresponding to the three main sources of the Group's exposure to currency risks– would have the effect of increasing or reducing the value of the hedges on these currencies by approximately € 2.7 million

21.6 - Interest rate risk

The main interest rate swaps put in place by the Group are as follows:

a) SEISAS: swap on perpetual bonds (notional amount: € 443.5 million at December 31, 2003).

b) SE (UK) Ltd: swaps on lines of credit (two swaps, both on a notional amount of € 58.9 million).

c) Boissière Finance: In 2003, interest rate swaps were set up as a protection against a possible cut in interest rates. The Group is the fixed rate lender and the variable rate borrower. The inception date of the swaps was January 2, 2004 and their expiry date is July 4, 2004. The portfolio comprises two contracts on a total notional amount of € 800 million.

Sensitivity to changes in interest rates

The Group's gross debt amounts to € 2,688.3 million, of which 85% is at a fixed rate (including variable rate debt swapped for fixed rate. The Group also has cash and cash equivalents of € 3,087.5 million, including € 800 million converted into fixed rate by means of swaps.

A one point increase or decrease in interest rates would have the effect of increasing or reducing the Group's net financial expense by € 19 million.

21.7 - Market value of financial instruments (on and off balance sheet)

(€ millions)	**December 31, 2003**	
	Book value	**Market value**
Perpetual bond rate swaps	-	(83.1)
Other swaps, caps and collars	-	(5.0)
Current options and other hedges	-	9.1
Forward purchases and sales of foreign currencies	-	63.9
Metal price hedges	-	(9.0)
Derivative instruments	**-**	**(24.1)**
Non-consolidated investments	369.6	416.9
Cash and cash equivalents	3,087.5	3,087.5
Other financial assets	585.4	585.4
Bonds	(2,151.0)	(2,194.0)
Syndicated loan (Lexel)	(16.7)	(18.8)
Perpetual bonds	(113.6)	(113.6)
Other borrowings	(407.0)	(407.0)
Other financial instruments	**1,354.2**	**1,356.4**
Total	**1,354.2**	**1,332.3**

The fair value of swaps is estimated either internally, by discounting the future differential cash flows at current market interest rate, or by third party banks.

For other derivative instruments, fair value has been obtained from third-party banks.

Note 22. Related Party Transactions

Transactions with related parties (mainly equity affiliates) primarily affect the following accounts:

(€ millions)	Dec. 31, 2003	Dec. 31, 2002
Income statement		
Sales	12.5	6.1
Cost of sales	(4.5)	(0.4)
Other operating income and expense	1.1	1.1
Financial income (expense)	3.4	3.2
Exceptional items	-	-
Balance sheet		
Loans [1]	71.6	68.2
Trade receivables	3.2	1.3
Other accounts receivable	-	-
Long-term debt	-	-
Other accounts payable	1.2	-
Off balance sheet commitments		
Commitments given	37.7	1.3
Commitments received	-	-

(1) Loans include MGE Finances convertible bonds in an amount of € 71.6 million, of which € 11.9 million in capitalized interest, as of December 31, 2003.

Note 23. Net financial expense

(€ millions)	2003	2002
Interest income	46.3	24.6
Interest expense	(117.2)	(147.1)
Net gains (losses) on sales of marketable securities	42.7	3.1
Cost of net debt	**(28.2)**	**(119.4)**
Exchange gains and losses, net	(9.4)	(24.2)
Valuation allowances (long and short-term investments)	(7.4)	(25.0)
Dividend income	6.3	36.9
Other	(14.4)	(26.1)
Other financial income and expense, net	**(24.9)**	**(38.4)**
Total	**(53.1)**	**(157.8)**

Note 24. Exceptional Items

(€ millions)	2003	2002
Divestment of Legrand	-	(397.7)
Restructuring costs	(135.2)	(107.0)
Valuation allowances	5.1	11.6
Recaptures of reserves for tax litigation	3.1	12.9
Net (losses) gains on disposal of assets	(5.2)	5.8
Impact of the devaluation of the Argentine peso	-	(7.7)
Other	(31.7)	(27.1)
Total	**(163.9)**	**(509.2)**

In 2003, net exceptional expense primarily concerned the Group's restructuring programs, which have been underway since 2001 to optimize manufacturing resources and tailor employee numbers to business levels in response to the difficult economic environment.

In 2003, the main regions and businesses targeted by the programs were as follows:

- France, where restructuring costs of € 65 million were incurred, mainly to align sales forces and administrative staff with the decline in domestic business.
- Europe, where restructuring costs totaled € 40 million, including the cost of site closures and downsizing measures.

Site closure costs concerned the Celbridge plant in Ireland and the Marienhiede plant in Germany. Downsizing measures were implemented mainly at Lexel, which has been integrated into the Schneider organization, leading to the merger of sales forces and administrative teams.

- The United States, where restructuring costs of € 12 million were incurred in connection with the closure of the Monroe and Ashville plants.
- The Automation & Control business. The costs incurred in 2003 under the ongoing restructuring program amounted to € 14 million, mainly for the closure of the Argenteuil plant.

Note 25. Geographic and Business Segment Information

In 2003, a new method of measuring operating performance by geographic region and business segment was introduced. Segment information for 2002 has been restated on the same basis.

a) Breakdown by region:

Sales (in %)	2003	2002
Europe	54.8	53.8
North America	24.8	28.4
International	20.4	17.8
Total	**100.0**	**100.0**

Operating margin (in %)	2003	2002
Europe	11.8	12.1
North America	10.9	8.0
International	11.4	15.2
Average operating margin	**11.5**	**11.5**

b) **Breakdown by business:**

Sales (in %)	2003	2002
Electrical distribution	69.5	70.3
Automation & Control	30.5	29.7
Total	**100.0**	**100.0**

Operating margin (in %)	2003	2002
Electrical distribution	12.2	12.0
Automation & Control	9.4	10.3
Average operating margin	**11.5**	**11.5**

Note 26. Employees

26.1. Number of employees

The average number of permanent and temporary employees was as follows in 2003 and 2002:

(number of employees)	2003	2002
Production	35,459	36,151
Administration	38,817	38,663
Total average number of employees	**74,276**	**74,814**
Europe	43,151	44,078
North America	16,516	17,625
International	14,609	13,111

26.2 - Payroll costs

(€ millions)	2003	2002
Payroll costs	(2,959.4)	(3,090.9)
Profit-sharing and incentive bonuses	(38.6)	(29.2)
Total	**(2,998.0)**	**(3,120.1)**

26.3 - Management compensation

In 2003, directors' fees of € 0.57 million were paid to the members of the Board of Directors.

The compensation paid to members of the Executive Committee for their functions within the Group totaled € 4.5 million.

Note 27. Subsequent events

On December 22, 2003, Schneider Electric signed two agreements for the acquisition of additional shares in MGE UPS Systems Group, in two transactions. After obtaining the green light from the anti-trust authorities in the United States, Europe and other jurisdictions, at the beginning of 2004 the Group bought out the interests held by Legal & General Ventures and ABN Amro, as well as around half of the shares held by management and employees, representing in total 48.7% of MGE UPS Systems' capital. Following this transaction, Schneider Electric's interest now stands at 84.9%. The remaining 15.1% will be acquired in 2006 at a price based on 2005 operating income. The transaction is expected to be carried out at an enterprise value of around € 850 million, including € 283 million in assumed debt (September 30, 2003 figures).

Note 28. Consolidated companies

The main companies included in the Schneider Group scope of consolidation are listed below.

	Percent interest Dec. 31, 2003	Percent interest Dec. 31, 2002
FRANCE		
Fully consolidated		
Alombard	100,00	0,00
Ateliers de Constructions Electriques de Grenoble - ACEG	100,00	100,00
Auxibati SCI	100,00	100,00
BCV Technologies	100,00	100,00
Boissière Finance	100,00	100,00
Citef SAS	100,00	100,00
Crouzet Automatismes (sub-group)	100,00	100,00
Distrelec	100,00	100,00
E-Business @ Schneider Electric SAS	100,00	100,00
Electro Porcelaine	100,00	100,00
Elkron France	100,00	100,00
Etablissements Bardin	merger	100,00
Euromatel	100,00	100,00
France Transfo	100,00	100,00
Infra +	38,08	38,08
Le Moule Métallique	100,00	100,00
Machines Assemblage Automatique	100,00	100,00
Mafelec	100,00	100,00
Materlignes	100,00	100,00
Merlin Gerin Alès	100,00	100,00
Merlin Gerin Alpes	100,00	100,00
Merlin Gerin Loire	100,00	100,00
Muller & Cie	100,00	100,00
Normabarre	100,00	100,00
Num SA	100,00	100,00
Berger Lahr Positec Sarl	100,00	100,00
Prodipact	100,00	100,00
Rectiphase	100,00	100,00
SAE-Gardy	100,00	100,00
Sarel Appareillage Electrique	99,00	99,00

	Percent interest Dec. 31, 2003	Percent interest Dec. 31, 2002
Schneider Automation	100,00	100,00
Schneider Electric Industries SAS	100,00	100,00
Schneider Electric SA (parent company)	100,00	100,00
Schneider Electrique Foncière	100,00	100,00
Schneider Toshiba Inverter Europe SAS	60,00	60,00
Schneider Toshiba Inverter SAS	60,00	60,00
SCI du Pré Blanc	100,00	100,00
Simelectro	0,00	100,00
Société Alpine de Préfabrication Electro-Mécanique - SAPEM	100,00	100,00
Société d'Application Electro-Mécanique - SAEM	100,00	100,00
Société Dauphinoise Electrique - SDE	100,00	100,00
Société Electrique d'Aubenas - SEA	100,00	100,00
Société Française Gardy SA	100,00	100,00
Sorhodel Bardin (formerly Sorhodel)	100,00	100,00
Sovalmo	100,00	100,00
SPEI	100,00	100,00
Spie-Capag	100,00	100,00
Spring SA	100,00	100,00
Sté Française de Constructions Mécaniques et Electriques - SFCME	100,00	100,00
Sté Rhodanienne d'Etudes et de Participations - SREP	100,00	100,00
Systèmes Equipements Tableaux Basse Tension - SETBT	100,00	100,00
Transfo Services	100,00	100,00
Usibati SCI	100,00	100,00
Proportionally consolidated		
Easy Plug SAS	50,00	50,00
Accounted for by the equity method		
MGE Finances SAS (sub-group)	36,12	32,29
Delta Dore Finance SA (sub-group)	20,00	20,00
REST OF EUROPE		
Fully consolidated		
Berger Lahr GmbH & Co KG (Germany)	100,00	100,00
Berger Lahr Positec GmbH & Co KG (Germany)	100,00	100,00
Berger Lahr Services GmbH (Germany)	100,00	100,00
Gerhard Berger GmbH & Co KG (Germany)	100,00	100,00
Num Guttinger GmbH (Germany)	100,00	100,00
Sarel GmbH (Germany)	99,00	99,00
Schneider Electric Deutschland GmbH (formerly Schneider Automation GmbH) (Germany)	100,00	100,00
Schneider Electric GmbH (Germany)	merger	100,00
Schneider Electric GmbH (Germany)	100,00	0,00
Schneider Electric Motion GmbH (Germany)	100,00	100,00
Schneider Factoring GmbH (Germany)	100,00	100,00
Selectron Systems GmbH (Germany)	merger	100,00

	Percent interest Dec. 31, 2003	Percent interest Dec. 31, 2002
Berger Lahr Positec GmbH (Austria)	51,00	51,00
Schneider Electric Austria GmbH (Austria)	100,00	100,00
Cofibel (Belgium)	100,00	100,00
Cofimines (Belgium)	100,00	100,00
Schneider Electric NV/SA (Belgium)	100,00	100,00
Schneider Electric Bulgaria (Bulgaria)	100,00	100,00
Schneider Electric Ltd (Croatia)	100,00	100,00
Hano Elektroteknik A/S (Denmark)	100,00	100,00
Schneider Electric AS Denmark (Denmark)	merger	100,00
EFI Electronics Europe SL (Spain)	100,00	100,00
Himel SA (Spain)	100,00	100,00
Mesa SA (Spain)	100,00	100,00
Schneider Electric España (Spain)	100,00	100,00
Telenum (Spain)	100,00	100,00
Schneider Electric Finland Oy (formerly Schneider Electric OY) (Finland)	100,00	100,00
Ajax Electrical Ltd (United Kingdom)	51,00	51,00
Avenue Solutions Limited (United Kingdom)	100,00	100,00
Berger Lahr Positec Ltd (United Kingdom)	100,00	100,00
Capacitors Ltd (United Kingdom)	100,00	100,00
Num UK (United Kingdom)	100,00	100,00
Sarel Ltd (United Kingdom)	100,00	100,00
Schneider Electric (UK) Ltd (United Kingdom)	100,00	100,00
Schneider Electric Ltd (United Kingdom)	100,00	100,00
Westinghouse Systems (United Kingdom)	100,00	100,00
Yorkshire Switchgear Group Ltd (United Kingdom)	100,00	100,00
Schneider Electric AE (Greece)	100,00	100,00
Merlin Gerin Zala Villamossagi Keszûlekgyar KFT (Hungary)	100,00	100,00
Prodax (Hungary)	100,00	100,00
Schneider Electric Hungeria Villamossagi RT (Hungary)	100,00	100,00
Schneider Electric Ireland Ltd (Ireland)	100,00	100,00
Schneider Electric Manufacturing Celbridge (Ireland)	100,00	100,00
Square D Company Ireland Ltd (Ireland)	100,00	100,00
Num SpA (Italy)	100,00	100,00
Pamoco Srl (Italy)	100,00	100,00
SAIP & Schyller Srl (formerly SAIP Srl) (Italy)	100,00	100,00
Schneider Electric SpA (Italy)	100,00	100,00
Schneider Global Services (Italy)	merger	100,00
Schneider Italy SpA (Italy)	100,00	100,00
Schyller Srl (Italy)	merger	100,00
Schneider Electric Industries Italia SpA (Italy)	100,00	100,00
Schneider Electric Norge A/S (Norway)	merger	100,00
Pro Face HMI (Netherlands)	98,70	0,00
Schneider Electric BV (Netherlands)	100,00	100,00
Schneider Electric Logistics Centre BV (Netherlands)	100,00	100,00
Schneider Electric Industries Polska SP (Poland)	100,00	100,00
Schneider Electric Polska SP (Poland)	100,00	100,00

	Percent interest Dec. 31, 2003	Percent interest Dec. 31, 2002
Schneider Electric Portugal LDA (Portugal)	100,00	100,00
Schneider Electric Romania SRL (Romania)	100,00	100,00
UralElektroKontactor (Russia)	90,00	90,00
ZAO Schneider Electric (Russia)	100,00	100,00
Schneider Electric Ltd (Slovenia)	100,00	100,00
Schneider Electric Slovakia Spol SRO (Slovakia)	100,00	100,00
Elektriska Aktiebolaget Delta (Sweden)	100,00	100,00
Num Norden (Sweden)	100,00	100,00
Schneider Electric AB (Sweden)	100,00	100,00
Berger Lahr Positec AG (Switzerland)	100,00	100,00
Feller AG (Switzerland)	83,70	83,70
Num Guttinger AG (Switzerland)	100,00	100,00
Schneider Electric Finances (Switzerland)	100,00	100,00
Schneider Electric Suisse AG (Switzerland)	100,00	100,00
Selectron Systems AG (Switzerland)	100,00	100,00
Schneider Electric AS (Czech Republic)	98,27	98,27
Schneider Electric SRO (Czech Republic)	100,00	100,00
Schneider Electric Ukraine (Ukraine)	100,00	100,00
Schneider Electric Jugoslavija doo (Yugoslavia)	100,00	100,00
Accounted for by the equity method		
Va Tech Schneider High Voltage GmbH (Austria)	40,00	40,00
Môre Electric Group A/S (Norway)	34,00	34,00

NORTH AMERICA

Fully consolidated		
Cofimines Overseas Corporation (Canada)	100,00	100,00
Inde Electronics Inc. (Canada)	98,70	0,00
Schneider Canada Inc. (Canada)	100,00	100,00
Industricas Electronias Pacifico SA de CV (Mexico)	100,00	100,00
Schneider Electric Mexico SA de CV (Mexico)	100,00	100,00
Square D Company Mexico SA de CV (Mexico)	100,00	100,00
Berger Lahr Motion Technology Inc. (United States)	100,00	100,00
E-Business @ Schneider Electric Inc. (United States)	100,00	100,00
EFI Electronics Inc (United States)	100,00	100,00
Hyde Park Electronics LLC (United States)	100,00	0,00
Num Corporation (United States)	100,00	100,00
Palatine Hills Leasing Inc. (United States)	80,00	80,00
Power Distribution Services Inc. (United States)	100,00	100,00
Powerbox Solutions LLC (W.A. Brown) (United States)	100,00	100,00
Pro Face America Inc. (United States)	98,70	0,00
Quantronix Inc (United States)	100,00	100,00
Schneider Automation Inc. (United States)	100,00	100,00
Schneider Electric Holdings Inc. (United States)	100,00	100,00
SNA Holdings Inc. (United States)	100,00	100,00

	Percent interest Dec. 31, 2003	Percent interest Dec. 31, 2002
Square D Company (United States)	100,00	100,00
Square D Holdings One, Inc. (United States)	100,00	100,00
Square D Investment Company (United States)	100,00	100,00
Square D Receivables, LLC (United States)	100,00	100,00
Veris Industries LLC (United States)	100,00	100,00
Accounted for by the equity method		
Entivity Holdings Inc. (United States)	31,23	31,18
Proportionally consolidated		
Easy Plug Inc	50,00	50,00
REST OF THE WORLD		
Fully consolidated		
Merlin Gerin SA (Pty) Ltd (Conlog business) (South Africa)	100,00	100,00
Schneider Automation Pty Ltd (South Africa)	100,00	100,00
Schneider Electric South Africa Pty Ltd (South Africa)	100,00	100,00
Schneider Electric Algeria SARL (Algeria)	100,00	100,00
EPS Ltd (Saudi Arabia)	51,00	49,00
Plasnavi SA (Argentina)	100,00	100,00
Schneider Electric Argentina (Argentina)	100,00	100,00
Nu-Lec Industries Pty Ltd (Australia) (sub-group)	100,00	100,00
SE Australia Holding Pty (Australia)	100,00	0,00
Schneider Electric Australia Pty Ltd (Australia) (sub-group)	100,00	100,00
Palatine Ridge Insurance Company Ltd (Bermuda)	100,00	100,00
SHL (Bermuda)	100,00	100,00
CDI Power (Brazil)	100,00	0,00
Primelectrica (Brazil)	100,00	100,00
Schneider Electric Brasil LTDA (Brazil)	100,00	100,00
Schneider Electric Chile SA (Chile)	99,96	99,96
Schneider Beijing Low Voltage (China)	95,00	95,00
Schneider Beijing Medium Voltage (China)	95,00	95,00
Schneider Busway (Guangzhou) Ltd (China)	95,00	95,00
Schneider Electric China Invest Co Ltd (China)	100,00	100,00
Schneider Electric Low Voltage (Tianjin) Cy Ltd (China)	75,00	75,00
Schneider Electric Supply Beijing Co Ltd (China)	100,00	100,00
Schneider Shanghai Industrial Control (China)	80,00	80,00
Schneider Shanghai Low Voltage Term. Apparatus (China)	60,00	60,00
Schneider Shanghai Power Distribution Electric App. (China)	80,00	80,00
Schneider Shanghai Supply Components Ltd (China)	100,00	100,00
Schneider (Suzhou) Drives Company Ltd (China)	90,00	90,00
Schneider Shilin Suzhou Transformers (China)	51,00	0,00
Tianjin Merlin Gerin Co Ltd (China)	75,00	60,00
Wu Xi Factory (China)	98,70	0,00

	Percent interest Dec. 31, 2003	Percent interest Dec. 31, 2002
Schneider de Colombia SA (Colombia)	79,98	79,98
SEP Le Guavio (Colombia)	100,00	100,00
Pro Face Korea (South Korea)	98,70	0,00
Samwha EOCR Co. Ltd (South Korea)	80,00	80,00
Schneider Electric Korea Ltd (South Korea)	100,00	100,00
Schneider Centroamerica SA (Costa Rica)	100,00	100,00
Schneider Electric Distribution Company (Egypt)	78,23	78,23
Schneider Electric Egypt SA (Egypt)	81,49	81,49
Schneider Electric FZE (United Arab Emirates)	100,00	100,00
Schneider Busway Limited (Hong Kong)	100,00	100,00
Schneider Electric Hong Kong Ltd (Hong Kong)	100,00	100,00
Square D Foreign Sales Corporation (Virgin Islands)	92,31	100,00
Schneider Electric India Private Ltd (India)	100,00	100,00
PT Schneider Electric Indonésia (Indonesia)	100,00	100,00
Schneider Electric Manufacturing Batam (Indonesia)	80,00	80,00
Schneider Electric Industries Iran (Iran)	67,00	67,00
Telemecanique Iran (Iran)	100,00	100,00
Digital Electronics Corporation (Japan)	98,70	0,00
Schneider Electric Japan Ltd (Japan)	100,00	100,00
Toshiba Schneider Electric Ltd (Japan)	60,00	60,00
Toshiba Schneider Inverter Corp. (Japan)	29,40	29,40
Schneider Electric Morocco (Morocco)	100,00	100,00
Schneider Electric Malaysia Sdn Bhd (Malaysia)	30,00	0,00
Schneider Electric Industries (Malaysia) Sdn Bhd (formerly Schneider Scott & English Electric Sdn Bhd) (Malaysia)	100,00	0,00
PDL Electronics (New Zealand)	100,00	0,00
Schneider Electric New Zealand Holdings Ltd (New Zealand) (sub-group)	100,00	100,00
Schneider Electric Peru SA (Peru)	100,00	100,00
Schneider Electric Philippines Inc (Philippines)	100,00	100,00
PDL Electric (S) Pte Ltd (Singapore) (sub-group)	0,00	100,00
Schneider Electric Export Services (Singapore)	100,00	100,00
Schneider Electric Industrial Development Singapore Pte Ltd (Singapore)	100,00	100,00
Schneider Electric Logistic Asia Pte Ltd (Singapore)	100,00	100,00
Schneider Electric Overseas Asia Pte Ltd (Singapore)	100,00	100,00
Schneider Electric Singapore Pte Ltd (Singapore)	100,00	100,00
Schneider Electric South East Asia (HQ) Pte Ltd (Singapore)	100,00	100,00
Pro Face Taïwan (Taiwan)	69,09	0,00
Schneider Electric Taïwan Co Ltd (Taiwan)	100,00	100,00
Schneider Electric Thailand Co Ltd (Thailand)	100,00	100,00
Schneider Thailand Ltd (Thailand)	100,00	100,00
Square D Company Thailand Ltd (Thailand)	100,00	100,00
Schneider Elektrik AS (Turkey)	100,00	100,00
Schneider Electric Venezuela SA (Venezuela)	91,88	91,88
Schneider Electric Vietnam Ltd (Vietnam)	100,00	100,00

	Percent interest Dec. 31, 2003	Percent interest Dec. 31, 2002
Accounted for by the equity method		
Hoist-Tec (Pty) Ltd (South Africa)	75,00	75,00
IPower Solutions Pty Ltd (Australia)	30,00	30,00
Schneider Electric Engineering Ltd (Japan)	40,00	40,00
EFI Asia Pacific PTE Ltd (JV) (Singapore)	50,00	50,00
Schneider Electric Malaysia SDN BHD (Malaysia)	0,00	30,00
Schneider Scott & English Electric SDN BHD (Malaysia)	0,00	100,00

LEXEL A/S GROUP		
Elso GmbH (formerly Lexel Electric GmbH Elektrotechnik) (Germany)	100,00	100,00
Thorsman GmbH (Germany)	0,00	100,00
ESMI A/S (Denmark)	100,00	100,00
Elmat ApS (Denmark)	100,00	100,00
JO JO A/S (Denmark)	merger	100,00
JO-EL Electric A/S (Denmark)	100,00	100,00
Lexel A/S (Denmark)	100,00	100,00
Schneider Electric A/S Denmark (formerly Lexel Electric A/S) (Denmark)	100,00	100,00
Lexinvest A/S (Denmark)	100,00	100,00
LK A/S (Denmark)	100,00	100,00
LK Engineering A/S (Denmark)	0,00	100,00
A/S Lexel Electric (Estonia)	100,00	100,00
Elari Oy (Finland)	100,00	100,00
Elko Suomi Oy (Finland)	100,00	100,00
I-Valo (Finland)	100,00	100,00
JO-EL Electric Oy (Finland)	100,00	100,00
Oy Esmi AB (Finland)	100,00	100,00
Oy Lexel Electric AB (Finland)	100,00	100,00
Oy Lexel Finland AB (Finland)	100,00	100,00
Alombard Finance SA (France)	merger	99,99
Alombard SA (France)	merger	99,88
Scanelec SA (France)	100,00	99,99
Grawater Ltd (United Kingdom)	100,00	100,00
Grawater of Wakefield Ltd (United Kingdom)	100,00	100,00
JO EL Electric Limited (United Kingdom)	100,00	100,00
JO JO (UK) Ltd (United Kingdom)	100,00	100,00
JO JO Products Ltd (United Kingdom)	100,00	100,00
Lexel Holdings Ltd (United Kingdom)	100,00	100,00
MITA (UK) Ltd (United Kingdom)	100,00	100,00
MITA Holdings Ltd (United Kingdom)	100,00	100,00
Thorsman Ltd (United Kingdom)	100,00	100,00
Walker Mainstay Ltd (United Kingdom)	100,00	100,00
LK India Private Ltd (India)	80,67	80,67
Thorsman Ireland Ltd (Ireland)	100,00	100,00

	Percent interest Dec. 31, 2003	Percent interest Dec. 31, 2002
Thorsman Sales Ireland Ltd (Ireland)	100,00	100,00
Lexel Fabrika, SIA (formerly Ahlstrom – Remlr Elektra SIA) (Latvia)	100,00	100,00
Lexel Electric, SIA (formerly Lexel Elektropreces SIA) (Latvia)	100,00	100,00
UAB Lexel Electric (Lithuania)	100,00	100,00
ELKO A/S (formerly Elektrokontakt A/S) (Norway)	100,00	100,00
ESMI AS (Norway)	100,00	100,00
Schneider Electric Norge A/S (formerly Lexel Electric A/S) (Norway)	100,00	100,00
Lexel Holding Norway AS (Norway)	100,00	100,00
Norwesco AS (Norway)	100,00	100,00
Telesafe AS (Norway)	merger	100,00
Wibe Stiger A/S (Norway)	100,00	100,00
Polam Holding BV (Netherlands)	100,00	100,00
Polinsta Holding B.V. (Netherlands)	100,00	100,00
Sandas Montage BV (Netherlands)	100,00	100,00
Stago BV (Netherlands)	merger	100,00
Stago Production BV (Netherlands)	merger	100,00
Stago BV (formerly Stago Thorsman BV) (Netherlands)	100,00	100,00
ELDA Szczecinek Elektrotechnika SA (Poland)	100,00	99,99
Elda-Eltra Elektrotechnika SA (formerly Eltra S.A.) (Poland)	100,00	100,00
Wibe Polska S.z.p.o.o (Poland)	100,00	100,00
OOO Lexel Elktromaterialy (Moscow) (formerly OOO Ahlstrom Elektromaterialy (MOW)) (Russia)	100,00	100,00
OOO Lexel Elektromaterialy (SPB) (Russia)	100,00	100,00
AB Elektrokontakt EKT (Sweden)	100,00	100,00
AB Wibe (Sweden)	100,00	100,00
EFAB Electric AB (Sweden)	100,00	100,00
ELJO AB (Sweden)	100,00	100,00
ESMI AB (Sweden)	0,00	liquidation
ESMI Multi Signal AB (formerly Multi Signal AB) (Sweden)	100,00	100,00
Exportvärden AB (Sweden)	100,00	100,00
Hebo-Verken AB (Sweden)	0,00	liquidation
J.O. Sverige AB (Sweden)	100,00	100,00
JO JO AB (Sweden)	0,00	liquidation
Lexel AB (Sweden)	100,00	100,00
Lexel Electric AB (Sweden)	100,00	100,00
Multi Signal Service AB (Sweden)	0,00	liquidation
Thorsman & Co AB (Sweden)	100,00	100,00
Thorsman Växjö AB (Sweden)	0,00	100,00
Wibe Holding AB (Sweden)	100,00	100,00
Wibe Stegar AB (Sweden)	100,00	100,00
Wibe Stegar Holding AB (Sweden)	100,00	100,00
Lexel Electric a.s (Czech Republic)	100,00	100,00
Metesan Lexel Elektrik Malzemeleri Sanayi Ve Ticaret AS (Turkey)	100,00	100,00

	Percent interest Dec. 31, 2003	Percent interest Dec. 31, 2002
TAC A/B GROUP		
TAC GmbH Control Systems (Germany)	100,00	0,00
TAC Pacific Pty Ltd (Australia)	100,00	0,00
TAC A/S (Denmark)	100,00	0,00
Control Solutions Ltd, LLC (United States)	100,00	0,00
CSI Acquisition Holding Corp. (United States)	100,00	0,00
TAC Americas Inc. (United States)	100,00	0,00
TAC Com Oy (Finland)	100,00	0,00
TAC Regional Ltd (United Kingdom)	100,00	0,00
TAC UK Ltd (United Kingdom)	100,00	0,00
TAC Pacific HK Ltd (Hong Kong)	100,00	0,00
TAC Control Systems AS (Norway)	100,00	0,00
TAC Polska S.p.z.o.o. (Poland)	100,00	0,00
OOO "TAC" (Russia)	100,00	0,00
TAC Control Asia Pte Ltd (Singapore)	100,00	0,00
AB Crahftere 1 (Sweden)	100,00	0,00
PS Protect System AB (Sweden)	100,00	0,00
TAC AB (Sweden)	100,00	0,00
TAC Holding (Sweden)	100,00	0,00
TAC Svenska AB (Sweden)	100,00	0,00

6. Auditors' Report on the Consolidated Financial Statements

Year ended December 31, 2003

To the Shareholders of Schneider Electric S.A.

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Schneider Electric SA and its subsidiaries for the year ended December 31, 2003.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements, based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and financial position of Schneider Electric SA and its subsidiaries as of December 31, 2003, and of the results of their operations for the year then ended in accordance with French accounting principles and regulations.

Basis of opinion

In accordance with Article L.225-235, paragraph 2, of the Commercial Code requiring the auditors to explain the basis of their opinion, which is applicable for the first time this year, we draw your attention to the matters set out below which contribute to the opinion expressed above in relation to the consolidated financial statements taken as a whole:

- As explained in note 13 to the consolidated financial statements, deferred tax assets recognized in the balance sheet at December 31, 2003 include € 497.3 million corresponding to tax loss carryforwards. Net income for the year ended December 31, 2003 includes a net deferred tax benefit of € 114.6 million. This amount corresponds essentially to the recognition of deferred tax assets for the entire tax loss carryforwards of the French tax group, following a change in French tax law allowing these losses to be carried forward indefinitely. It also includes a € 53 million impact of canceling discounting adjustments recorded in 2002.
We obtained assurance about the reasonableness of the assumptions used to produce the estimates of future taxable income used to support assessments of the recoverability of these deferred tax assets and the resulting valuations.

- As explained in notes 2.6 and 2.10 to the consolidated financial statements, goodwill is tested for impairment when triggering events that may load to a loss of value are identified. Tests on the Positec goodwill led to the decision to record an impairment loss of € 10 million, as explained in note 4. We reviewed the indicators of a loss of value and the other information evidencing the absence of any loss of value.

- Note 24 to the consolidated financial statements states that the cost of restructuring programs launched by Group entities in 2003 amounted to € 135.2 million. These costs concern restructuring measures initiated or announced before December 31, 2003, for which provisions have been recorded based on an estimate of the costs to be incurred. We reviewed the approach used by the Group, based on currently available information.

During our assessment of these accounting estimates, no matters came to our attention that would be likely to affect the reasonableness of these estimates or the resulting valuations.

Specific procedures

We also reviewed the information about the Group given in the report of the Board of Directors. We have no matters to report concerning the fairness of this information and its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, February 19, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit	Barbier Frinault et Autres / Ernst & Young
Anne Monteil	Christian Chochon / Pierre Jouanne

7. Financial statements of Schneider Electric SA

Balance Sheet at December 31, 2003

Assets

(€ thousands, at December 31)	Cost	Depreciation, amortization and provisions	2003 Net	2002 Net	2001 Net
Non-current assets					
Intangible assets (note 1a)					
Intangible rights	27,473.7	(27,473.7)	-	-	-
Property, plant and equipment (note 1b)					
Land	3,917.2	-	3,917.2	3,959.7	3,987.7
Buildings	830.1	(829.8)	0.3	383.6	492.6
Other	1,835.2	(498.8)	1,336.4	1,377.3	1,420.9
Investments (notes 2 et 3)					
Shares in subsidiaries and affiliates	1,912,976.5	(37,328.0)	1,875,648.5	1,882,691.9	5,874,782.6
Other investments	241,996.4	(16,355.5)	225,640.9	663,753.1	467,792.8
	2,154,972.9	**(53,683.5)**	**2,101,289.4**	**2,546,445.0**	**6,342,575.4**
Advances to subsidiaries and affiliates	2,013,120.8	(336.5)	2,012,784.3	2,029,691.7	1,048,066.3
Other	159,164.4	-	159,164.4	150,887.9	484.9
Total I	**4,361,314.3**	**(82,822.3)**	**4,278,492.0**	**4,732,745.2**	**7,397,027.8**
Current assets					
Accounts receivable					
Accounts receivable – trade	2,723.8	-	2,723.8	3,706.7	1,043.6
Other *(note 4)*	162,007.6	(15,622.2)	146,385.4	239,205.6	157,791.2
Cash and cash equivalents					
Marketable securities *(note 6)*	90,697.0	-	90,697.0	89,250.8	50,960.7
Advances to the Group cash pool *(note 7)*	4,625,145.9	-	4,625,145.9	3,951,732.0	1,732,405.4
Other	65.3	-	65.3	54.9	89.8
Total II	**4,880,639.6**	**(15,622.2)**	**4,865,017.4**	**4,283,950.0**	**1,942,290.7**
Accruals and other assets					
Prepaid expenses *(note 5)*	1,094.9	-	1,094.9	535.5	4,497.1
Deferred charges and bond call premiums	6,028.4	-	6,028.4	2,968.0	4,663.5
Conversion losses	10.6	-	10.6	2,330.0	-
Total assets	**9,249,087.8**	**(98,444.5)**	**9,150,643.3**	**9,022,528.7**	**9,348,479.1**

Liabilities and shareholders' equity

(€ thousands, at December 31)	2003	2002	2001
Shareholders' equity			
Capital stock (note 8)	1,854,737.4	1,926,503.2	1,922,080.2
Additional paid-in capital *(note 8)*	4,290,833.0	4,895,209.6	5,475,631.7
Revaluation reserve	-	-	2,858.1
Reserves and retained earnings (note 8)			
Legal reserve	192,650.3	-	124,630.1
Untaxed reserves	-	-	135,334.7
Other	-	-	1,355.0
Retained earnings	-	-	231,752.0
Net income for the year	474,732.4	221,139.4	(811,224.0)
Untaxed provisions	425.0	425.0	425.0
Total I	**6,813,378.1**	**7,043,277.2**	**7,082,842.8**
Reserves for contingencies and pension accruals *(note 9)*			
Reserves for contingencies	10,914.7	14,462.4	17,556.7
Accruals for pensions	10,986.2	10,986.2	9,910.8
Total II	**21,900.9**	**25,448.6**	**27,467.5**
Liabilities			
Bonds *(note 10)*	2,151,000.0	1,450,000.0	1,450,000.0
Other borrowings *(note 11)*	95,797.0	427,179.2	689,179.2
Amounts payable to subsidiaries and affiliates	13.4	13.4	16.3
Short-term bank loans and overdrafts and other debt *(note 11)*	4,372.7	6,128.5	2,541.3
Accounts payable – trade	598.5	10,607.1	586.6
Accrued taxes and payroll costs *(note 12)*	309.5	786.6	9 044.8
Other liabilities *(note 13)*	61,928.0	58,641.9	82,262.3
Total III	**2,314,019.1**	**1,953,356.7**	**2,233,630.5**
Deferred income	1,345.2	446.2	4,354.3
Conversion gains	-	-	184.0
Total liabilities and shareholders' equity	**9,150,643.3**	**9,022,528.7**	**9,348,479.1**

The notes form an integral part of these financial statements.

Statement of Income year ended December 31, 2003

Expenses

(€ thousands)	**2003**	**2002**	**2001**
Operating expenses			
Purchases and external charges	11,011.0	5,762.1	5,456.3
Taxes other than on income	2,937.9	2,584.0	2,134.6
Payroll costs	2,628.6	4,490.9	5,383.1
Depreciation, amortization and provision expense	1,450.7	2,864.4	866.3
Other operating expenses and joint-venture losses	460.7	-	42.1
	18,488.9	**15,701.4**	**13,882.4**
Financial expenses			
Interest expense	71,405.1	95,450.7	135,523.6
Provision expense	16,499.9	4,500.0	2,941.8
	87,905.0	**99,950.7**	**138,465.4**
Non-recurring expenses			
Net losses on disposals of fixed assets	58,922.9	389,961.9	-
Provision expense	35,789.4	97,737.0	1,401,337.5
Other	8,750.5	40,765.8	48,536.3
	103,462.8	**528,464.7**	**1,449,873.8**
Income tax expense	**5,835.4**	**-**	**-**
Net income	**474,732.4**	**221,139.4**	**-**
Total	**690,424.5**	**865,256.2**	**1,602,221.6**

Revenues

(€ thousands)	2003	2002	2001
Operating revenues			
Sales of services and other	4,225.7	2,470.6	1,523.9
	4,225.7	**2,470.6**	**1,523.9**
Financial income			
Dividend income	457,689.9	545,017.2	558,079.4
Interest income	174,763.6	128,220.4	140,756.7
Other	12,530.9	3,700.2	41,808.1
	644,984.4	**676,937.8**	**740,644.2**
Non-recurring income			
Net gains on disposals of fixed assets	1,524.7	349.0	305.6
Provision reversals and expense transfers	3,547.7	6,950.8	17,411.7
Other	10,135.5	20,413.2	1,918.5
	15,207.9	**27,713.0**	**19,635.8**
Income tax benefit and carryback credits *(note 12)*	**26,006.5**	**158,134.8**	**29,193.7**
Net loss	**-**	**-**	**(811,224.0)**
Total	**690,424.5**	**865,256.2**	**1,602,221.6**

The notes form an integral part of these financial statements.

Notes to the Financial Statements of Schneider Electric SA

(All amounts in thousands of euros unless otherwise specified)

Accounting principles

The financial statements for the year ended December 31, 2003 have been prepared in accordance with French generally accepted accounting principles.

Significant events of the year

1. Share cancellation

On March 5, 2003, Schneider Electric SA cancelled 12 million shares held in treasury, thereby reducing shareholders' equity by € 490.2 million (€ 96 million from capital stock and € 394.2 million from additional paid-in capital).

2. Bond issue

On October 31, 2003, Schneider Electric SA issued € 750 million worth of bonds. Part of the proceeds will be used to finance the redemption at maturity, in 2004, of a 1999 bond issue in an amount of € 951 million, net of bonds bought back and cancelled in 2003 (€ 49 million).

Note 1: Non-current assets

Non-current assets are stated at cost.

1.a. Intangible assets

Intangible rights are amortized over a maximum of five years.

1.b. Property, plant and equipment

The € 855,000 net decrease in the cost of property, plant and equipment breaks down as follows:

Additions	5
Disposals	(860)

Accumulated depreciation decreased by € 389,000, corresponding to depreciation for the year of € 51,000 less depreciation written off on disposals in the amount of € 440,000.

Property, plant and equipment are depreciated by the straight-line method over their estimated useful lives, ranging from 3 to 10 years.

Note 2: Investments

	Cost at January 1, 2003	Increases	Decreases	Cost at December 31, 2003
Shares in subsidiaries and affiliates	1,884,610.1	31,060.0	(2,693.6)	1,912,976.5
Other investment securities	774,708.7	113,735.3	(646,447.6)	241,996.4
Advances to subsidiaries and affiliates	2,030,024.5	80.1	(16,983.8)	2,013,120.8
Other	150,887.9	8,276.5	-	159,164.4
Total	**4,840,231.2**	**153,151.9**	**(666,125.0)**	**4,327,285.1**

The main movements for the year were as follows:

A - Increases		
1) Shares in subsidiaries and affiliates:		
- Cofibel	73.3	
- Cofimines	14.4	
- Finaxa	2,664.4	
- Schneider Electric Ventures SAS	6,224.5	
- Legrand SA	1,406.2	
- E-Business	20,677.2	31,060.0
2) Advances to subsidiaries and affiliates:		
- "SCI" non-trading real estate companies	15.3	
- Schneider Electric Ventures SAS	64.8	80.1
3) Other investment securities:		
- Schneider Electric SA	112,517.6	
- Vigéo SAS	130.0	
- Brime Technologies	1,087.7	113,735.3
4) Other		
- KKR/Legrand vendor line of credit (accrued interest)	8,276.5	8,276.5
Total		**153,151.9**

B - Decreases		
1) Shares in subsidiaries and affiliates:		
- Legrand SA	(2,268.9)	
- Telemecanique India Ltd	(379.7)	
- Other	(45.0)	(2,693.6)
2) Other investment securities:		
- Assystem SA	(1,311.4)	
- Schneider Electric SA	(645,136.2)	(646,447.6)
3) Advances to subsidiaries and affiliates:		
- Square D	(13,736.6)	
- Schneider Electric Industries SAS	(2,959.3)	
- "SCI" non-trading real estate companies	(287.9)	(16,983.8)
Total		**(666,125.0)**

The following table shows the proceeds from sales of investments and the related gains and losses:

	Net book value of investment	Sale price	Net gain (loss)
Telemecanique India Ltd	-	15.0	15.0
Schneider Electric SA	565,679.2	491,606.3	(74,072.9)
Legrand SA	2,268.9	2,288.7	19.8
Other (less than € 100,000)	45.0	45.0	-
Total	**567,993.1**	**493,955.0**	**(74,038.1)**

a) In 1998, the € 381,313.2 thousand merger difference recognized on the 1997 merger of Merlin Gerin and Telemecanique – two wholly-owned or substantially wholly-owned subsidiaries – into Schneider Electric SA, originally recorded under "Intangible assets", was reclassified.

This difference, corresponding to the difference between the historical cost of the Merlin Gerin and Telemecanique shares in the accounts of Schneider Electric SA and the book value of the two companies' net assets, was primarily attributable to an interest in Schneider Electric Industries SAS.

The 1997 merger difference has been added to the historical cost of the Schneider Electric Industries SAS portfolio in order to maintain continuity in the valuation process. The difference, which is equivalent to a fair value adjustment, is reported on a separate line of the Portfolio Analysis.

The carrying value of the Schneider Electric Industries SAS portfolio has been tested for impairment at each year end since 1998, based on future cash flows discounted over 10 years or a comparable method. An impairment loss would be recognized if discounted future cash flows represented less than the cumulative historical cost of the Schneider Electric Industries SAS portfolio, amounting to € 1.49 billion at December 31, 1997. At December 31, 2003, discounted future cash flows amounted to at least € 12 billion.

b) At December 31, 2003, Schneider Electric SA held 4,772,907 shares in treasury stock, acquired at a total cost of € 224.4 million.

Note 3 : Allowances for impairment in value of investments

Allowances for impairment in value are recorded or adjusted at each year end based on a comparison between the historical cost of investments and their estimated fair value. Fair value corresponds to the Company's equity in the underlying net assets plus any unrealized gains. For recently-acquired investments, account is also taken of goodwill, the investment yield and the earnings outlook of the issuer. For listed investments, fair value is also based on market price. Unrealized gains on investments are not recognized.

Note 4 : Other receivables

Other receivables break down as follows:

1) Receivables taken over from Spie Batignolles:	
Receivables related to:	
- the Pinglin contract	45,290.7
- the Speichim current account	2,972.9
Receivables on real estate transactions	352.9
	48,616.5
2) Tax receivables	**111,826.0**
Including:	
- Carryback credits	97,005.3
- Income tax prepayments	13,124.6
3) Other receivables	**1,565.1**
Total	**162,007.6**

Note 5 : Prepaid expenses

Prepaid expenses include:

Prepaid operating expenses	215.6
Prepaid interest on commercial paper and rate swaps	879.3
Total	**1,094.9**

Note 6 : Marketable securities

Marketable securities include:

Certificates of deposit and mutual funds	24.5
Schneider Electric SA shares purchased in connection with the 14th Stock Option Plan and to stabilize the share price	90,672.5
Total	**90,697.0**

Note 7 : Advances to the Group cash pool

This item corresponds to interest-bearing advances to the Group cash pool (Boissière Finance) which are recoverable on demand. The total includes € 60 million in commercial paper issued at the end of 2003 (2002: € 395 million) and the € 750 million bond issue in 2003 (see note 10).

Note 8 : Shareholders' equity

The number of common shares issued and outstanding decreased from 240,812,905 at December 31, 2002 to 231,842,170 at December 31, 2003, as follows:

- 12 million shares cancelled as part of a capital decrease.
- 1,958,180 shares issued on exercise of management stock options
- 1,071,085 shares issued as part of the worldwide employee share purchase plan.

No other securities have been issued carrying rights to a share in the Company's income.

The par value of the shares is € 8.

Movements in additional paid-in capital over the year were as follows:

Additional paid-in capital at December 31, 2002	**4,895,209.6**
1. Premiums on shares issued on exercise of options and in connection with the ESPP (net of share issuance costs)	77,594.2
2. Capital decrease	(394,200.0)
3. Income appropriation decided by the AGM	
- Transfer to the legal reserve	(192,650.3)
- *Paid out in 2003*	(95,120.5)
Additional paid-in capital at December 31, 2003	**4,290,833.0**

Additional paid-in capital at December 31, 2003 breaks down as follows:

Premiums on shares issued in connection with stock-for-stock offers	3,959,377.7
Premiums on shares issued for cash	300,152.9
Merger premiums (Schneider SA/ Spie Batignolles 1995 and others)	31,302.4
Premiums on shares issued on conversion of bonds and other	-
Total	**4,290,833.0**

Note 9 : Reserves for contingencies and pension accruals

These items break down as follows:

	2003	2002
Reserves for contingencies:		
Contract risks	2,743.4	2,743.4
Other contingencies	8,171.3	9,390.9
Currency risks	-	2,328.1
Total	**10,914.7**	**14,462.4**
Pension accruals *(note 15 a)*	**10,986.2**	**10,986.2**

Other contingencies correspond to risks transferred to Schneider Electric in connection with divestments (J.S.I., Spie Batignolles) or mergers (J.S., Spie Batignolles) which have not yet entirely disappeared.

Unrealized exchange losses are reserved for when necessary. Where unrealized exchange gains and losses exist on investments and the related financing in the same currency and with the same maturity, the amount of the reserve is limited to the net loss.

Note 10: Bonds

1. On April 14, 1999, Schneider Electric SA issued € 750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, it issued € 250 million worth of 3.75% bonds also due April 14, 2004. The second bond issue was treated as being fungible with the first issue and was partially redeemed in 2003, in an amount of € 49 million. The bonds were issued at a price corresponding to 99% of par.

The bonds are traded on the Paris and Luxembourg markets.

2. On October 19 and 20, 2000, Schneider Electric issued € 400 million and € 50 million worth of 6.1275% bonds due October 19, 2007. The bonds were issued at a price corresponding to 99.77% of par.

The bonds are traded on the Paris and Luxembourg markets.

3. On October 31, 2003, Schneider Electric SA issued € 750 million worth of 3.875% bonds due October 31, 2008. The bonds were issued at a price corresponding to 99.643% of par.

The bonds are traded on the Luxembourg market.

Call premiums are being amortized over the life of the bonds.

Note 11: Other borrowings

Other borrowings at December 31, 2003 include commercial paper issued on the market by Schneider Electric SA on behalf of the Group in the amount of € 60 million (2002: € 395 million) and accrued interest on bonds of € 35.8 million

Short-term bank loans and overdrafts and other debt of € 4.3 million include bank overdrafts of € 2.1 million and miscellaneous debts of € 2.2 million.

Note 12: Accrued taxes and payroll costs

	2003	2002
Accrued taxes	108.9	353.9
Accrued payroll costs	200.6	432.7
Total	**309.5**	**786.6**

The income tax benefit for 2003 breaks down as follows:

2003 group relief gain	32,225.4
2002 carryback	(6,218.9)
Income tax benefit	**26,006.5**

The tax expense of € 5,835.4 thousand recognized in the Statement of Income mainly corresponds to long-term capital gains tax on intra-Group transactions.

Timing differences are not material.

Note 13: Other liabilities

Other liabilities can be analyzed as follows:

	2003	2002
Amounts due to companies in the tax group	25,038.2	54,152.5
Accrued expenses	1,155.5	3,519.7
Reimbursement of the *précompte* equalization tax	23,105.8	-
Current account advances and other	12,628.5	969.7
Total	**61,928.0**	**58,641.9**

Note 14 : Maturities of receivables and payables

	Total	Due within 1 year	Due in 1 to 5 years	Due beyond 5 years
Non-current assets				
Advances to subsidiaries and affiliates	2,013,120.8	16,616.9	-	1,996,503.9
Other investments	159,164.4	-	-	159,164.4
Current assets				
Accounts receivable – trade	2,723.8	2,723.8	-	-
Other accounts receivable	162,007.6	-	162,007.6	-
Marketable securities	90,697.0	-	90,697.0	-
Prepaid expenses	1,094.9	1,094.9	-	-
Debt				
Bonds	2,151,000.0	951,000.0	1,200,000.0	-
Other borrowings	95,797.0	95,797.0	-	-
Amounts payable to subsidiaries and affiliates	13.4	-	13.4	-
Short-term bank loans and overdrafts and other debt	4,372.7	4,372.7	-	-
Accounts payable – trade	598.5	598.8	-	-
Accrued taxes and payroll costs	309.5	309.5	-	-
Other liabilities	61,928.0	61,928.0	-	-

Related party transactions

	Gross	Net
Shares in subsidiaries and affiliates	1,845,123.3	1,809,300.9
Advances to subsidiaries and affiliates	2,013,120.8	2,012,784.3
Accounts receivable	3,721.9	2,321.9
Amounts payable to subsidiaries and affiliates	13.4	13.4
Accounts payable	-	-
Revenues:		
- Dividends		454,974.0
- Interest		165,149.6

See note 7, dealing with advances to the Group cash pool (Boissière Finance).

Note 15: Other information

Pension obligations

The Company is committed to paying supplementary pension benefits to certain active and retired senior executives and managers. The related obligations have been accrued for in the amount of € 11.0 million.

Partnership obligations

Share of the liabilities of "SC" non-trading companies attributable to Schneider Electric SA as partner of the companies concerned: Not material.

Share of the liabilities of "SNC" flow-through entities attributable to Schneider Electric SA as partner of the entities concerned: Not material.

Financial commitments

Commitments given:

Counterguarantees of bank guarantees: . . . None

Other guarantees given: . . . .€ 6.8 million

Commitments received:

Bank counterguarantees: . . . . None

Off-balance sheet instruments

The Company does not purchase or sell any off-balance sheet instruments. Hedging transactions are carried out by the manager of the Group cash pool, Boissière Finance, a wholly-owned subsidiary of Schneider Electric Industries SAS which in turn is wholly-owned by Schneider Electric SA.

Exchange of Legrand shares

As part of its public exchange offer for Legrand SA, Schneider Electric SA made a commitment to exchange shares held upon exercise of options granted by Legrand for Schneider Electric shares. When Legrand SA was sold to KKR/Wendel Investissement, Schneider Electric SA set up a call and put system for the Legrand shares created through the exercise of said options. These shares are re-sold to FIMAF, an investment vehicle of the KKR/Wendel Investissement consortium.

Number of employees

At December 31, 2003, the Company had three employees.

Consolidated financial statements

Schneider Electric SA is the parent company of the Group and therefore publishes the consolidated financial statements of the Schneider Electric Group.

Group relief

Schneider Electric SA is the parent company of the tax group comprising all French subsidiaries that are over 95%-owned.

8. Auditors' Report on the Financial Statements

Year ended December 31, 2003

To the Shareholders of Schneider Electric SA

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we hereby submit our report for the year ended December 31, 2003, on:

- Our examination of the accompanying financial statements of Schneider Electric SA.
- The specific procedures and information required by law.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and financial position of the Company at December 31, 2003 and the results of operations for the year then ended in accordance with French accounting principles and regulations.

Basis of opinion

In accordance with Article L.225-235, paragraph 2, of the Commercial Code requiring the auditors to explain the basis of their opinion, which is applicable for the first time this year, we draw your attention to the matters set out below which contribute to the opinion expressed above in relation to the consolidated financial statements taken as a whole:

Notes 2a and 3 to the financial statements describe the accounting principles and methods used to value investments.

During our assessment of the accounting principles and methods applied by the Company, we obtained assurance about the appropriateness of these accounting principles and methods, and of the description thereof provided in the notes to the financial statements, as well as about their correct application.

Specific procedures and information

We have also performed the specific procedures required by law, in accordance with the professional standards applied in France.

We have no comments to make on the fairness of the information given in the report of the Board of Directors and the documents sent to shareholders on the financial position and financial statements or its consistency with those financial statements.

As required by law, we have also verified that details of controlling and other interests acquired during the year and the identity of Shareholders (or holders of voting rights) and reciprocal holdings are disclosed in the report of the Board of Directors.

Paris and Neuilly-sur-Seine, February 19, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit	Barbier Frinault et Autres / Ernst & Young
Anne Monteil	Christian Chochon / Pierre Jouanne

9. Subsidiaries and Affiliates

(€ thousands)

Company	Capital	Reserves and retained earnings before appropriation of income for the year*	% interest
I. Subsidiaries and affiliates whose book value exceeds 1% of Schneider Electric SA's capital			
A. Subsidiaries (at least 50% owned)			
Schneider Electric Industries SAS 89 boulevard Franklin Roosevelt – 92500 Rueil Malmaison	441,314.3	1,348,773.5	100.00
Cofibel 18/20, avenue Winston Churchill - 1180 Brussels	55,362.2	52,853.8	99.61
Cofimines 18/20, avenue Winston Churchill - 1180 Brussels	41,522.2	29,899.2	99.79
B. Affiliates (10 to 50% owned)			
Infra + 3 rue des Marronniers – 94240 L'Haÿ-les-Roses	2,038.3	10,332.4	38.08
II. Other subsidiaries and affiliates			
A. Other subsidiaries			
a) French subsidiaries (aggregate)			
b) International subsidiaries (aggregate)			
B. Other affiliates			
a) French companies (aggregate)			
b) International companies (aggregate)			

**Including prior-year income or loss*

Book value of shares		Loans and advances	Guarantees	Net sales for the year	Income or loss for the year	Dividends received
Cost	Net					
1,531,981.3	1,531,981.3	-	-	2,898 164.4	494,603.9	450,968.0
136,877.7	136,877.7	-	-	Holding company	2,539.9	3,674.2
82,601.1	82,601.1	-	-	Holding company	859.1	0
23,632.7	23,632.7	-	-	25,992.6	48.0	0
48,400.7	32,941.1	-	-	-	-	383.3
-	-	-	-	-	-	-
430.7	430.7	-	-	-	-	-
18,855.4	18,855.4	-	-	-	-	-

10. List of Securities at December 31, 2003

(€ thousands)

Number of shares	Company	Carrying value
A. Investments with a carrying value of more than € 15,000		
27,582,141	Schneider Electric Industries SAS	1,531,981.3
2,027,212	Finaxa	65,838.4
388,166	Infra +	23,632.7
225,000	Sovalmo	3,678.6
44,271	SELF	2,683.1
69,460	Brime Technologies	1,087.7
2,500	E – Business @ Schneider Electric	375.0
1,300	Vigéo SAS	130.0
750	Legrand SA common shares	101.2
2,925	Sagemap	44.5
5,000	SE 7 A SAS	45.0
5,000	SE 7 E SAS	45.0
5,000	SE 5 A SAS	45.0
5,000	SE 5 E SAS	45.0
5,000	SE 5 W SAS	45.0
2,500	Ositel	38.1
2,494	Frantef	38.0
2,500	Secomer	40.0
2,500	Secomirun	40.0
2,500	Secomorun	40.0
5,712,590	Schneider Electric SA treasury stock	224,413.5
		1,854,387.1
B. Investments with a carrying value of less than € 15,000		14.5
C. Investments in real estate companies		8,055.6
D. Investments in foreign companies		238,832.2
Total		**2,101,289.4**
Marketable securities		
10,722	Geodis	24.5
1,943,846	Schneider Electric SA shares (stock option plan no. 14 and to stabilize the share price)	90,672.5
Total		**90,697.0**

11. Five-year Financial Summary

	1999	2000	2001	2002	2003
Capital and Potential Capital at December 31					
Capital stock *(in thousands of euros)*	1,230,443	1,246,301	1,922,080	1,926,503	1,854,737
Shares in issue	161,423,578	155,787,643	240,260,029	240,812,905	231,842,170
Convertible bonds in issue *(in thousands)*	1	-	-	-	-
Maximum number of shares to be created *(in thousands)*:					
- Through conversion of bonds	343	191	-	-	-
- Through exercise of rights	3,512	3,261	4,587	4,226	2,271
Results of Operations *(in thousands of euros)*					
Sales net of VAT	3,865.3	2,728.5	1,368.1	1,979.5	1,896.2
Investment revenue, interest income and other revenue	312,575.4	443,613.6	740,644.2	676,937.9	640,884.3
Income before tax, depreciation, amortization and provisions	255,739.0	301,958.6	521,908.4	156,103.2	395,142.7
Income tax (IFA)	3.8	-	-	-	5,835.4
Net income	316,704.3	356,657.1	(811,224.0)	221,139.4	474,732.4
Dividends paid [1] excluding *précompte* equalization tax and tax credit	270,272.7	249,260.2	312,338.0	228,812.9 [2]	255,026.4
Per Share Data *(in euros)*					
Net income before depreciation, amortization and provisions	1.40	1.94	2.29	1.30	1.79
Earnings per share	1.96	2.29	(3.38)	0.92	2.05
Dividend per share, net of tax credit	1.34	1.60	1.30	1.00	1.10
Employees					
Average number of employees during the year	8	6	5	3	3
Total payroll for the year *(in thousands of euros)*	3,198.2	3,975.9	4,468.9	3,822.5	2,213.1
Total employee benefits paid over the year (payroll taxes, other benefits) *(in thousands of euros)*	1,736.8	901.7	914.1	668.3	415.5

(1) Dividends paid to shares held in treasury on the dividend payment date and the associated précompte tax are credited to retained earnings.
(2) After cancellation of 12 million shares.

1. Report of the Board of Directors to the Annual and Extraordinary Shareholders' Meeting

Resolutions to be voted on in Annual Meeting

Approval of the annual financial statements – first resolution –

We ask you to approve the transactions and financial statements for the year, as presented, which show net income of € 474.7 million.

Approval of the consolidated financial statements – second resolution –

As required under the provisions of the "NRE" Act, you are also asked to approve the consolidated financial statements, as presented, which show net income after amortization of goodwill of € 433 million.

Regulated agreements governed by article L.225-38 – third resolution –

No new agreements governed by articles L.225-38 et seq. of the Commercial Code were signed during the year.

You are asked to take note of the agreements governed by article L.225-38 signed in prior years that remained in force during 2003.

Income appropriation and dividend – fourth resolution –

Income available for distribution amounts to € 504,297,914.47, consisting of net income for the year of € 474,732,413.08, to which we recommend adding the € 23,105,796.39 in *précompte* equalization tax for 1999, 2000 and 2003 refunded by the French Treasury, and € 6,459,705 corresponding to dividends on treasury shares.

We recommend that this amount should be appropriated as follows:

Dividends	€ 225,026,387.00
Précompte equalization tax	€ 93,331,322.00
Retained earnings	€ 155,940,205.47
Total	€ 504,297,914.47

If these appropriations are approved, the net dividend paid on each of the shares carrying rights to the 2003 dividend will amount to € 1.10, representing a total revenue per share of € 1.65 including the € 0.55 avoir fiscal tax credit for individual investors and companies at the head of a tax group.

The dividend will be paid on May 10, 2004.

We remind you that dividends paid by Schneider Electric SA for the last three years were as follows:

	Net dividend	Avoir fiscal tax credit	Total revenue
2000	€ 1.60	€ 0.80 (1) € 0.40 (2)	€ 2.40 € 2.00
2001 (3)	€ 1.30	-	€ 1.30
2002	€ 1.00	€ 0.50 (1) € 0.10 (4)	€ 1.50

(1) 50% tax credit
(2) 25% tax credit
(3) Return of capital in lieu of a dividend that did not qualify for any tax credit and was not subject to personal income tax or the CSG or CRDS taxes in France.
(4) 10% tax credit

Membership of the Board of Directors – fifth through eleventh resolutions –

Based on the recommendation of the Remunerations and Appointments Committee, the Board of Directors recommends that shareholders elect the following new Directors:

- Caisse des Dépôts et Consignations, represented by Jérôme Gallot, Senior Executive Vice President, Retirement.

Mr. Gallot, 44, is a graduate of Institut d'Etudes Politiques de Paris and Ecole Nationale d'Administration. After three years with the Cour des Comptes, he served as financial advisor to the Secretary General of the interministerial committee for European economic co-operation, from 1989 to 1992. He was then Chief of Staff in a number of French ministries, from 1993 to 1997. In 1997, he was appointed Managing Director of the Competition, Consumer Affairs and Anti-Fraud Division of the Ministry of the Economy and Finance. He left this position in 2003 to become Senior Executive Vice President at Caisse des Dépôts et Consignations.

Mr. Gallot is a member of the Boards of Directors of Compagnie Nationale de Rhône, Caisse Nationale de Prévoyance and ICADE.

In light of the level of its interest in Schneider Electric (4.3% of the capital and 5.2% of the voting rights), Caisse des Dépôts et Consignations is considered an Independent Director, as defined in the Bouton report on corporate governance. Caisse des Dépôts et Consignations also sits on the Boards of Directors of Accor, Dexia and Club Méditérranée.

- Chris C. Richardson, former Executive Vice-President of Schneider Electric's North American Division, to replace James Hardymon, who does not wish to be re-elected when his term expires at the Annual Shareholders' meeting of May 6, 2004.

Mr. Richardson, 59, is a US national. He graduated from Iowa State University after serving in the US Air Force from 1964 to 1968 and joined Square D in 1971. Mr. Richardson spent his entire career with the company, which was acquired by Schneider Electric in 1991. He served as Executive Vice-President of Schneider Electric's North American Division from 1998 to January 2004.

Based on the recommendation of the Remunerations and Appointments Committee, the Board of Directors recommends that shareholders re-elect Alain Burq as Director representing employee shareholders. Mr. Burq is a member of the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund.

Based on the recommendation of the Remunerations and Appointments Committee, the Board of Directors recommends that shareholders re-elect Daniel Bouton, Thierry Breton, Willy Kissling and Piero Sierra, whose terms as Directors expire at the end of the Annual Shareholders' meeting of May 6, 2004.

Daniel Bouton, Thierry Breton, Willy Kissling and Piero Sierra are Independent Directors, as defined in the Bouton report on corporate governance. Their biographical details are provided in the corporate governance report (see pages 29/31).

Statutory Auditors – twelfth through fifteenth resolutions –

The Company's Statutory Auditors are Barbier Frinault et Autres (Ernst & Young) and PricewaterhouseCoopers Audit. Their terms, as well as those of the substitute auditors, expire at the end of the Annual Shareholders' meeting of May 6, 2004.

During the year, the Audit Committee conducted a number of reviews and issued a limited request for proposals among four audit firms so as to be able to advise the Board of Directors on this matter.

Based on the recommendation of the Audit Committee, the Board of Directors recommends that shareholders re-appoint Barbier Frinault et Autres (Ernst & Young) and appoint Mazars & Guérard to replace PricewaterhouseCoopers Audit as Statutory Auditors. The Board of Directors also recommends that shareholders appoint Philippe Diu and Charles Vincensini as substitute auditors.

These recommendations reflect the Board's strategy of rotating the Company's Statutory Auditors.

Share buybacks – sixteenth resolution –

You are asked to renew the authorization granted to the Company by shareholders at the Annual Meeting of May 16, 2003 to buy back its shares by any appropriate method, including through the use of derivatives, in accordance with the provisions of article L.225-209 of the Commercial Code.

The shares could be bought back to stabilize the Schneider Electric share price, or to be used in connection with stock option plans, or to reduce dilution, or to optimize the management of the Company's shareholders' equity.

The shares could also be resold by any appropriate method in accordance with the law, for example in addition to or in lieu of a share issue to finance an acquisition.

Some of the shares acquired could be cancelled pending approval of the twentieth resolution presented to shareholders at the Extraordinary General Meeting of May 6, 2004.

Acting on the authorizations granted in 2003, the Company bought back 693,173 shares.

You are asked to authorize the Company to purchase shares representing at most 10% of the issued capital as of December 31, 2003, or 23,184,217 shares. The maximum purchase price would be € 80 and the minimum selling price would be € 40.

The Company will prepare and publish an information memorandum approved by Autorité des Marchés Financiers, which will be made available to shareholders.

Resolutions to be voted on in Extraordinary Shareholders' Meeting

Change in the bylaws to allow for the appointment of a non-voting Director – seventeenth resolution –

In France, *société anonyme* joint-stock companies may appoint non-voting Directors to benefit from the advice and expertise of individuals who do not wish to serve as Directors. Since Schneider Electric SA's bylaws do not explicitly authorize this function, the Board of Directors recommends that the bylaws be modified to allow for the appointment of a maximum of two non-voting Directors.

In the resolution tabled at the Extraordinary Shareholders' Meeting of May 6, 2004, non-voting Directors would be appointed for four-year terms, to be renewed by the Board of Directors on the recommendation of its Chairman. They would participate in Board Meetings in an advisory capacity and could serve on special Board committees. Their compensation would be determined by the Board of Directors.

If the shareholders approve this resolution, the Board of Directors will appoint Claude Bébéar as a non-voting Director. Mr. Bébéar is Chairman of the Supervisory Board of Axa and a member of the Boards of Directors of BNP Paribas and Vivendi Universal.

Issuance of shares to employees who are members of an employee stock purchase plan – eighteenth resolution –

At the Extraordinary Shareholders' Meeting of May 16, 2003, the Board of Directors was authorized to issue shares to employees who are members of an employee stock purchase plan, up to the equivalent of 5% of Schneider Electric's issued capital.

In 2003, the Board of Directors used this authorization to issue shares equivalent to 0.46% of the issued capital as part of a worldwide employee stock purchase program. This authorization, which as granted for a period of five years, expires on May 16, 2008.

Under the new "NRE" Act, if a company asks shareholders for an authorization to issue shares, a separate resolution must be tabled at the meeting covering the issuance of shares to employees who are members of an employee stock purchase plan. Since the nineteenth resolution seeks authorization to grant options to purchase new or existing shares, the Board is asking for the early renewal of the authorization given in 2003.

The Board of Directors would have full powers to carry out employee share issues up to the equivalent of 5% of the Company's issued capital.

Under the new authorization, sought for a period of five years, the maximum discount at which the shares could be offered is set at 15%.

The Board of Directors has decided in principle to carry out an employee share issue in 2004, corresponding to a maximum of 1% of the current issued capital. The shares would be offered at a maximum discount of 15%.

Stock options – nineteenth resolution –

In May 1999, the Board of Directors was authorized to grant options to purchase new or existing shares to the management and key employees of Schneider Electric SA and its subsidiaries and affiliates, as defined in article L.225-180 of the Commercial Code. The total number of options outstanding at any given time would not be exercisable for shares representing more than 5% of the capital.

This authorization expires on May 6, 2004.

The Board of Directors used this authorization to grant 6.7 million options, representing 2.9% of the capital. Since most of these options were subject to achievement of financial targets concerning sales, operating income, and other indicators, some of them will not be exercisable. Fifty percent of the options granted under plan 18, for example, have been cancelled.

Because options play such an important role in incentive plans and in rewarding employee loyalty, the Board of Directors proposes that the authorization be renewed for a further 38 months. Under the terms of the new authorization, the total number of options outstanding at any given time would not be exercisable for shares representing more than 3% of the capital. In addition, the option exercise price would not represent less than the average of the opening prices quoted for the Company's shares over the twenty trading days preceding the date of grant.

By definition, this authorization entails the waiver by shareholders of their pre-emptive right to subscribe the shares to be issued on exercise of the options.

Authorization to cancel treasury stock – twentieth resolution –

You are asked to give full powers to the Board of Directors to cancel shares representing up to 10% of the Company's capital over a period of 24 months, in order to reduce the dilutive impact of the most recent share issues.

In 2003, the Board of Directors used the authorization granted by shareholders at the Extraordinary Shareholders' Meeting of May 27, 2002 to cancel 12 million shares.

Issuance of shares while a takeover bid is in progress
– twenty-first resolution –

Until 2002, shareholders regularly authorized the Board of Directors to use authorizations to issue shares while a cash-for-stock or a stock-for-stock offer for the Company's shares is in progress.

In 2003, shareholders refused to renew this authorization because they found it too broad in scope.

As a result, the Board of Directors proposes that shareholders authorize the use of authorizations to issue Schneider Electric SA shares and share equivalents granted at the Extraordinary Shareholders' Meeting of May 16, 2003 while a takeover bid is in progress only to carry out acquisition projects presented before the bid was initiated. Under no circumstances could this authorization be used as a defense mechanism.

Shareholders are invited to vote in favor of the resolutions presented above.

2. Auditors' Special Reports

Auditors' special report on regulated agreements

Year ended December 31, 2003

To the Shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA, we present below our report on agreements involving directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to Shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of Shareholders to determine whether the agreements are appropriate and should be approved.

Agreements signed during the year

We were not informed of any new agreements signed during the year that would be governed by article 225-38 of the Commercial Code.

Agreements entered into in prior years

In application of the decree of March 23, 1967, we were advised of the following agreement entered into in prior years, which remained in force during the year.

With the authorization of the Board of Directors given on June 27, 1995, a management agreement was signed between Schneider SA and Spie Batignolles (renamed Amec Spie SA) covering the administrative and legal management of contract disputes that remained at the level of Schneider Electric SA at the time of the merger.

In 2003, Schneider Electric paid Amec Spie SA € 100,000 (excluding VAT) pursuant to this agreement.

We carried out our work in accordance with the professional standards applied in France. Those standards require that we perform procedures to verify that the information given to us agrees with the underlying documents.

Paris and Neuilly-sur-Seine, February 19, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit	Barbier Frinault et Autres / Ernst & Young
Anne Monteil	Christian Chochon / Pierre Jouanne

Auditors' special report on the proposed stock option plans

To the Shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Article L.225-177 of the Commercial Code, as well as to Article 174-19 of the decree of March 23, 1967, we present below our report on the proposal to grant stock options to the management and employees of the Company and related entities within the meaning of Article L.225-180 of the Commercial Code, according to the list of grantees drawn up by the Board.

The Board of Directors is responsible for reporting to Shareholders on the aims and objectives of the proposed stock option plans as well as on the method to be used to set the option exercise price. Our responsibility is to express an opinion on the proposed method of setting the option exercise price.

We carried out our work in accordance with the professional standards applied in France. Those standards require that we perform procedures to verify that the proposed method of setting the option exercise price is described in the report of the Board of Directors, and that said method complies with the provisions of the relevant texts, is transparent for Shareholders and does not appear to be manifestly inappropriate.

We have no matters to report concerning the proposed method.

Paris and Neuilly-sur-Seine, February 19, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit
Anne Monteil

Barbier Frinault et Autres / Ernst & Young
Christian Chochon / Pierre Jouanne

Auditors' report on the proposed employee share issue with cancellation of shareholders' pre-emptive subscription right

To the Shareholders of Schneider Electric SA,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Article L 225-135 of the Commercial Code, we present below our report on the proposed issue of shares to the employees of the Company and related companies within the meaning of Article L 225-180 of the Commercial Code, as presented to shareholders for approval.

As provided for in Article L 225-129 VII of the Commercial Code, the Board of Directors is seeking a five-year authorization, on the basis described in the Board's report, to set the terms and conditions of the employee share issue in accordance with Article L 443-5 of the Labor Code. Shareholders will be asked to waive their pre-emptive right to subscribe this issue.

The aggregate nominal amount by which the capital may be increased under the authorization has been set at 5% of the capital issued and outstanding when the authorization is used. The shares may not be offered for subscription at a discount of more than 15% to the benchmark share price.

We performed our work in accordance with the professional standards applied in France. Those standards require that we perform procedures to check the method used to determine the share issue price.

We have no matters to report concerning the method for determining the issue price as described in the Report of the Board of Directors, contingent upon our final review of the terms of the proposed capital increase.

Since the issue price has not yet been set, we cannot formulate an opinion on the final conditions under which the share issue will be carried out, and consequently have no opinion on the proposal to cancel shareholders' pre-emptive subscription right, the principle of which is consistent with the proposed operation.

Should this resolution be approved and as required by article 155-2 of the Decree of March 23, 1967, we will prepare an additional report at the time the capital increase is carried out by the Board of Directors.

Paris and Neuilly-sur-Seine, February 19, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit
Anne Monteil

Barbier Frinault et Autres / Ernst & Young
Christian Chochon / Pierre Jouanne

Auditors' report on the proposal to reduce the capital by canceling shares

To the Shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and as required by Article L.225-209, paragraph 4, of the Commercial Code in the case of a capital reduction carried out by canceling shares bought back by the issuer, we present below our report on our assessment of the reasons for the proposed capital reduction and the terms and conditions of the operation.

We carried out our work in accordance with the professional standards applied in France. Those standards require that we perform procedures to obtain assurance concerning the reasonableness of the decision to reduce the capital and of the terms and conditions of the proposed operation.

The proposed capital reduction will concern shares representing up to 10% of the Company's capital bought back pursuant to Article L.225-209, paragraph 4, of the Commercial Code. At the Annual Meeting, Shareholders will be asked to give an 18-month authorization to the Company to implement the buyback program.

The Board of Directors is seeking a 24-month authorization to cancel shares representing up to 10% of the Company's issued capital bought back under the shareholder-approved buyback program.

We have no matters to report concerning the reasons for and the terms and conditions of the proposed capital reduction, the implementation of which is conditional upon Shareholders authorizing the buyback program.

Paris and Neuilly-sur-Seine, February 19, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit
Anne Monteil

Barbier Frinault et Autres / Ernst & Young
Christian Chochon / Pierre Jouanne

3. Resolutions

Resolutions voted on in Annual Shareholders' Meeting

First Resolution

(2003 financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the transactions and financial statements for the year ended December 31, 2003, as presented by the Board of Directors.

Second resolution

(2003 consolidated financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the consolidated financial statements for the year ended December 31, 2003, as presented by the Board of Directors.

Third resolution

(Agreements governed by article L.225-38 of the Commercial Code)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the Auditors' Special Report on agreements governed by article L.225-38 of the Commercial Code, presented in accordance with article L.225-40 of the Code, notes the information contained in the Auditors' Report.

Fourth resolution

(Allocation to retained earnings, appropriation of income, and dividend payment)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, resolves to:

1) Allocate to retained earnings précompte equalization tax overpaid on dividends for 1999, 2000 and 2001 that has been refunded by the French Treasury, in an amount of € 23,105,796.39, along with unpaid dividends on treasury shares, in an amount of € 6,459,705, representing total retained earnings of € 29,565,501.39.

2) Appropriate income available for distribution in the amount of € 504,297,914.47, corresponding to net income for the year of € 474,732,413.08 plus the above amounts credited to retained earnings, as follows:

Dividends	€ 255,026,387.00
Précompte equalization tax	€ 93,331,322.00
Retained earnings	€ 155,940,205.47
Total	€ 504,297,914.47

The dividend will amount to € 1.10 for the 231,842,170 € 8 par value shares cum dividend January 1, 2003 that were outstanding on December 31, 2003. The total revenue will include a € 0.55 tax credit for individual shareholders and companies at the head of a tax group and a tax credit equal to 10% of the dividend paid for other shareholders.

Unpaid dividends on shares held in treasury as of the ex-dividend date and the corresponding amount of *précompte* equalization tax not due to the French treasury will be allocated to retained earnings.

Dividend payments for the last three years were as follows:

	Net dividend	Avoir fiscal tax credit	Total revenue
2000	€ 1.60	€ 0.80 (1) € 0.40 (2)	€ 2.40 € 2.00
2001 (3)	€ 1.30	-	€ 1.30
2002	€ 1.00	€ 0.50 (1) € 0.10 (4)	€ 1.50 € 1.10

(1) 50% tax credit

(2) 25% tax credit

(3) Return of capital in lieu of a dividend that did not qualify for any tax credit and was not subject to personal income tax or the CSG or CRDS taxes in France.

(4) 10% tax credit

Fifth resolution

(Election of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects Caisse des Dépôts et de Consignations, represented by Jérôme Gallot, as Director for a period of four years expiring at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 accounts.

Sixth resolution

(Election of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects Chris C. Richardson as Director for a period of four years expiring at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 accounts.

Mr. Richardson will replace James Hardymon, whose term expires at this Meeting.

Seventh resolution

(Re-election of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings re-elects Alain Burq as Director representing employee shareholders for a period of four years expiring at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 accounts.

Mr. Burq is a member of the Supervisory Board of the corporate mutual fund invested in Schneider Electric SA shares.

Eighth resolution

(Re-election of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings re-elects Daniel Bouton as Director for a period of four years expiring at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 accounts.

Ninth resolution

(Re-election of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings re-elects Thierry Breton as Director for a period of four years expiring at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 accounts.

Tenth resolution

(Re-election of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings re-elects Willy Kissling as Director for a period of four years expiring at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 accounts.

Eleventh resolution

(Re-election of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings re-elects Piero Sierra as Director for a period of four years expiring at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 accounts.

Twelfth resolution

(Re-appointment of a Statutory Auditor)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings re-appoints Barbier Frinault et Autres (Ernst & Young) as Statutory Auditor for a period of six years expiring at the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 accounts.

Thirteenth resolution

(Appointment of a Substitute Auditor)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings appoints Philippe Diu as Substitute Auditor for Barbier Frinault et Autres (Ernst & Young) for a period of six years expiring at the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 accounts.

Fourteenth resolution

(Appointment of a Statutory Auditor)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings appoints Mazars & Guérard as Statutory Auditor for a period of six years expiring at the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 accounts.

Fifteenth resolution

(Appointment of a Substitute Auditor)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings appoints Charles Vincensini as Substitute Auditor for Mazars & Guérard for a period of six years expiring at the Annual Shareholders' Meeting to be called in 2010 to approve the 2009 accounts.

Sixteenth resolution

(Authorization to trade in the Company's shares - maximum acquisition price: € 80, minimum selling price: € 40)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the report of the Board of Directors and the information memorandum prepared by the Company and approved by Autorité des Marchés Financiers, authorizes the Board of Directors to purchase Company shares on the stock market in connection with the management of its capital base or any acquisition transactions, or in order to reduce the dilution of capital or to stabilize the market price or to cover stock option plans, as provided for in article L.225-209 of the Commercial Code.

■ The maximum number of shares that may be acquired pursuant to this authorization may not exceed 23,184,217 shares, or 10 percent of the issued share capital.

■ Shares may not be acquired at a price in excess of € 80 nor sold at a price of less than € 40, provided that, if all or some of the shares acquired pursuant to this authorization are intended to be allotted on exercise of stock options, in application of articles L.225-177 et seq. of the Commercial Code, the selling price of the shares in question will be determined in accordance with the provisions of the law governing stock options.

■ Share purchases may not exceed an aggregate maximum amount of € 1,854,737,360.

■ The shares may be acquired, sold or otherwise transferred by any appropriate method on the market or over the counter, including through block purchases or sales, the use of all derivatives traded on a regulated market or over the counter and the use of put or call options.

■ Shares acquired may also be canceled, subject to compliance with the provisions of articles L.225-204 and L.225-205 of the Commercial Code and in accordance with the twentieth resolution submitted to shareholders at this Meeting.

■ Shares may be acquired or sold at any time, including when a takeover bid is in progress.

■ In the case of financial transactions, the Board of Directors may adjust the maximum and minimum number and/or selling price of shares sold pursuant to this authorization.

■ This authorization will expire at the end of a period of **eighteen months** from the date of this Meeting.

Resolutions voted on in Extraordinary Shareholders' Meeting

Seventeenth resolution

(Change in the bylaws to allow for the appointment of non-voting Directors)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors, resolves to amend Article 11 of the Company's bylaws as follows:

1 - The caption "I – Directors" will be inserted before the first paragraph.

2 - The following paragraph will be added after the last paragraph: *"II – Non-voting Directors. On the Chairman's recommendation, the Board of Directors may appoint one or two non-voting Directors, who will attend Board meetings in an advisory capacity. The non-voting Directors may also participate in special committees created by the Board. They will be appointed for a maximum term of four years and may be re-appointed or dismissed at any time. Non-voting Directors may or may not be shareholders. Their compensation will be determined by the Board of Directors."*

Eighteenth resolution

(Issuance of shares to employees who are members of an employee stock purchase plan)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, having considered the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.443-1 *et seq.* of the Labor Code and L.225-138 of the Commercial Code:

■ To give the Board of Directors a five year authorization to increase the share capital on one or several occasions, at its discretion, by issuing shares and share equivalents to the members of an Employee Stock Purchase Plan set up by French or foreign related companies, in accordance with Article L.225-180 of the Commercial Code and Article L.444-3 of the Labor Code. The maximum nominal amount by which the capital may be increased may not exceed 5% of the issued capital as of the date on which this authorization is used.

■ To set the maximum discount at which shares may be offered under the Employee Stock Purchase Plan at 15% of the average of the opening prices quoted for Schneider Electric shares on Euronext Paris over the 20 trading days preceding the date on which the decision is made to launch the employee share issue. The Board of Directors is specifically authorized to reduce the above discount, within legal and regulatory limits.

■ That in the case of an issue of share equivalents, the characteristics of these securities will be determined by the Board of Directors in accordance with the applicable regulations.

■ That shareholders shall waive their pre-emptive right to subscribe the share equivalents to be issued under this authorization as well as the shares issued directly or indirectly on redemption, conversion, exchange or exercise of share equivalents, together with any rights to the shares or share equivalents attributed in application of this resolution.

■ That the Board of Directors shall have full powers to use this authorization, including the powers of delegation provided for by law, subject to the limits and conditions described above. In particular, the Board of Directors shall have full powers to:

- decide the characteristics of the securities to be issued, the amounts of the issues, the issue price, the subscription date or period, the terms and conditions of subscription, payment and delivery of the securities, as well as the cum-dividend or cum-interest date, subject to compliance with the applicable laws and regulations;

- place on record the capital increases corresponding to the aggregate par value of the shares subscribed directly or on redemption, conversion, exchange or exercise of share equivalents;

- at its sole discretion, charge the share issue costs to the related premiums and credit all or part of the remaining premiums to the legal reserve as needed in order to raise this reserve to one-tenth of the new capital stock after each increase,

- enter into any and all agreements, carry out any and all operations and formalities, directly or through a representative, including the formalities related to the capital increase and the corresponding amendment of the bylaws, and generally do whatever is necessary.

- generally, enter into any and all underwriting or other agreements, take any and all measures and perform any and all formalities related to the issue, quotation and servicing of the securities issued under this authorization and the exercise of the related rights.

■ That this authorization cancels and replaces, with immediate effect, the unused portion of all earlier authorizations given to the Board of Directors to issue shares to members of Employee Stock Purchase Plans without pre-emptive subscription rights for existing shareholders.

Nineteenth resolution

(Authorization given to the Board of Directors to grant stock options to officers and employees of the Company and its subsidiaries and affiliates)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report:

■ Authorizes the Board of Directors to grant to officers and key employees of the Company and its subsidiaries and affiliates, as defined in article L.225-180 of the Commercial Code, on one or several occasions, options to subscribe new Schneider Electric SA shares or to purchase existing Schneider Electric SA shares acquired by the Company in accordance with the law, provided that:

- The option exercise price may not be less than the average of the prices quoted for the Company's shares over the twenty trading days preceding the date of grant, and

- The total number of options granted under this authorization, less any options exercised or canceled, may not carry the right to subscribe or purchase shares representing over **3% of the capital** and that the options will have a life of five to eight years.

Shareholders hereby waive their right to subscribe the shares to be issued on exercise of the options.

■ Gives full powers to the Board of Directors, subject to the restrictions specified above, to:

- Set the terms and conditions of the operations and the terms and conditions of grant of the options and determine the grantees.

- Set the life of the options and the exercise dates or periods.

- Determine the conditions governing any adjustment of the exercise price or the number of shares to be subscribed or purchased, to take account of any dilutive financial operations carried out by Schneider Electric SA.

- carry out, directly or through a representative, any and all formalities required to effect the capital increase or increases undertaken pursuant to this authorization, amend the bylaws to reflect the new capital and generally do everything necessary,

- in all cases subject to compliance with the laws and regulations in force when the options are granted.

The Board of Directors will report to each Annual Shareholders' Meeting on the operations carried out under this authorization.

This authorization is given for a period of **38 months** from the date of this Meeting.

Twentieth resolution

(Authorization to cancel the shares purchased under the shareholder-approved buyback program, within the limit of 10% of the capital)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with article L.225-209 of the Commercial Code, to authorize the Board of Directors to cancel the shares of the Company acquired under the authorizations given by shareholders in General Meeting, as provided for in article L.225-209 of the Commercial Code, as follows:

- The Board shall have full discretionary authority to cancel, on one or several occasions, all or some of the shares purchased under the shareholder-approved buyback programs, provided that the total number of shares canceled in the 24 months following the date of this Meeting does not exceed 10% of the total number of shares outstanding, and to reduce the Company's capital accordingly.

- The difference between the purchase price of the shares and their par value will be charged against additional paid-in capital and, if appropriate, against the legal reserve for the portion of the difference representing 10% of the capital reduction.

This authorization is given for a period of 24 months from the date of this Meeting. The Board of Directors shall have full powers to carry out any and all actions, formalities and filings required to cancel the shares, reduce the capital and amend the bylaws to reflect the new capital, either directly or through a duly authorized representative.

Twenty-first resolution

(Issuance of shares while a takeover bid is in progress)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, resolves that the Board of Directors may use authorizations to issue shares while a cash-for-stock or a stock-for-stock offer for the Company's shares is in progress for the sole purpose of increasing the capital by any method authorized under the applicable legislation, to finance acquisition projects presented to the Board of Directors before the takeover bid was initiated, provided that the right to subscribe to the issue is not restricted to specified investors.

This authorization will expire at the Annual Shareholders' Meeting to be called in 2005 to approve the 2004 accounts.

Twenty-second resolution

(Powers)

The General Meeting gives full powers to the bearer of a copy or extract of the minutes of the meeting to carry out all legal filing and other formalities.

4. Auditors' Report on the Report of the Chairman of the Board of Directors

Auditors' Report on the Report of the Chairman of the Board of Directors drawn up in application of Article L.225-235 of the French Commercial Code *(Code de Commerce)*

Year ended December 31, 2003

To the Shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA (the Company) and as required by the final paragraph of article L.225-235 of the French Commercial Code (Code de Commerce), we hereby present our report on the report prepared by the Chairman of the Board of Directors of the Company in accordance with article L.225-37 of the Code de Commerce for the year ended December 31, 2003.

Under the responsibility of the Board of Directors, the Company's management is required to define and implement adequate and efficient internal control procedures. In his report, the Chairman of the Board of Directors is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Board of Directors and the internal control procedures implemented within the Company.

Our responsibility is to report to Shareholders our comments on the information and representations contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and financial information.

In accordance with the professional guidelines applicable in France, we have examined the objectives and general organization of the Company's internal control system and the internal control procedures covering the preparation and processing of accounting and financial information, as described in the Chairman's report.

As this is the first year of application of the provisions introduced by Act no. 2003-706 of August 1, 2003 and as there are no established practices concerning the content of the Chairman's report, the said report does not contain any assessment of the adequacy and efficiency of the internal control procedures covering the preparation and processing of accounting and financial information. Therefore, this limitation also applies to the scope of our work and to the content of our report.

Based on our procedures and taking into account the above-mentioned limitation, we have no comments to make on the information and representations concerning the Company's internal control procedures covering the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Board of Directors, prepared in accordance with the final paragraph of article L.225-37 of the Code de Commerce.

Paris and Neuilly-sur-Seine, February 19, 2004

The Statutory Auditors

PricewaterhouseCoopers Audit	Barbier Frinault et Autres / Ernst & Young
Anne Monteil	Christian Chochon / Pierre Jouanne

Schneider Electric SA

Headquarters
43-45, boulevard Franklin-Roosevelt
F-92500 Rueil-Malmaison (France)
Tel. : +33 (0) 1 41 29 70 00
Fax : +33 (0) 1 41 29 71 00
Internet : www.schneider-electric.com

Incorporated in France
with issued capital of € 1,854,737,360
Registered in Nanterre, RCS 542 048 574
Siret no. 542 048 574 01775

Printed on paper made from
100% recycled fibers, 100% chlorine free.
All production waste has been recycled.

Maquette J. Grison / Impression Telliez

March 2004


Schneider
Electric

Press Release

Schneider Electric Expands In Sensing Technology

Rueil-Malmaison, France, March 23, 2004 – Pursuing its strategy of targeted acquisitions, Schneider Electric has decided to acquire California-based Kavlico Corporation, a Solectron Corporation (NYSE: SLR) company. Kavlico is a major player in the sensing technology market with sales of $156 million for the fiscal year ending August 2003.

Components for repetitive machine builders is one of the growth platforms identified and declared by Schneider Electric in markets adjacent to its core historical offering in electrical distribution and automation & control. This platform already includes Crouzet Automation. Both companies will strongly benefit from their respective market positions and technologies. The global sensors market is estimated at $35 billion, of which $21 billion is sold to machine builders for repetitive applications (cars, trucks, vending machines, elevators, etc). Average growth in this segment stands at +6% to +8% a year, driven by increasing demand for security, performance, energy savings, environmental protection and comfort.

Kavlico: A technological leader with a solid financial performance

- Well established leader with preferred supplier status in the US and significant development potential in Europe.
- A winning strategy combining industry and product expertise:
  - Strong positions in key end-user markets (automotive, aerospace and industrial)
  - Technology leadership with strong capabilities in the four major sensing technologies: ceramic, piezoresistive, single-chip micro-machined (MEMS) and differential transducers
  - Demonstrated capabilities both in high volume sensors and lower volume tailored sales
- Impressive track record of growth and solid profitability:
  - A 9%-plus compounded annual growth in sales over the past fifteen years
  - Resilient 10%-plus operating margin during the recent economic downturn with significant improvement potential in a more favorable operating and economic environment
- Experienced and successful management in place since 1986, highly skilled and motivated to lead Schneider Electric's future development in sensors.

Supporting Schneider Electric's growth strategy

Henri Lachmann, Chairman and CEO of Schneider Electric, commented: *"This acquisition of a company with an outstanding track record and advanced technology is a significant breakthrough for us in a growth area adjacent to our core business, as defined in our strategy. The sensors market is a natural expansion of Schneider Electric's competencies in repetitive machines and a perfect complement to the existing sensing activities of Schneider Electric and Crouzet. We are highly confident in the ability of Kavlico's management to support Schneider Electric's future expansion as a leading specialist in the attractive sensors market."*


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46


Schneider
Electric

Transaction details
Solectron, a leading provider of electronics manufacturing and integrated supply chain services, is selling Kavlico as part of a previously announced plan to sell certain assets that are not central to its future strategy. Subject to regulatory approvals, Schneider Electric will pay $195 million in cash for 100% of Kavlico's shares and will acquire the company free of debt or cash. In accordance with Schneider Electric's acquisition criteria, the transaction is consistent with a Net Operating Profit After Tax return above Schneider Electric's Weighted Average Cost of Capital in three years. The transaction will be accretive on net earnings after goodwill amortization as from the second year, prior to any synergies.

About Kavlico Corporation
Kavlico Corp. (www.kavlico.com) provides innovative sensing solutions for pressure, position, force, level, tilt and other specialty measurements. Millions of Kavlico sensors perform critical sensing operations on a daily basis worldwide. Kavlico sensors are primarily designed for high-volume, OEM applications for use in the automotive, aerospace, fluid power, HVAC/R, power generations, marine, medical, process control and On & Off-Highway diesel engine market sectors.
Kavlico Corp. has 1,300 full-time employees worldwide, and manufacturing facilities in Moorpark, California (ISO 9001 and QS-9000 registered) and in Germany for European customers, and sales offices in California, Michigan, the UK, Germany, Sweden and France. Founded in 1958, the company enjoys a strong reputation and the status of preferred supplier in each of its key markets with prestigious customers.

Kavlico key figures (audited)

(in million $)	Year ended August 2003
Sales	156.1
Gross margin	30.8
As % of sales	*19.7%*
EBIT	16.5
As % of sales	*10.6%*

End markets (% of sales)


Industrial
19%
Automotive
36%
Aerospace
24%
Diesel
engines
21%

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time

Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of EUR 8.8 billion in 2003 through 13,000 sales outlets in 130 countries.


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



RECEIVED
2004 APR 22 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Schneider Electric targets residential market with new generation Merlin Gerin DuoLine switchboards

Rueil-Malmaison (France) March 9, 2004 - The DuoLine range, developed and industrialized by Schneider Electric teams in Grenoble, is manufactured at the Alès plant in France. It represents a major growth opportunity for Schneider Electric in the French residential electrical distribution market, which is worth an estimated €370 million. DuoLine's launch coincides with the application of NF C 15-100, a new French standard issued in June 2003 for low voltage electrical installations. Designed to enhance the protection of people and their belongings in residential environments, the standard is expected to increase demand for electrical switchboards by 7.5% in 2004.

An innovative, comprehensive range developed especially for homes
DuoLine is an innovative, comprehensive range of protection, control/monitoring and signaling devices. Circuit breakers and earth leakage switches form the core of the line, along with lightning arrestors, which are now mandatory in certain situations. DuoLine also includes all the products needed for control and monitoring in homes, such as remote switches, programmers, timers, heating management systems, load shedders and thermostats.

With its white components and rounded shapes, DuoLine was specially designed for use in homes. The range fits perfectly with the new Opale residential and distribution enclosures for single-family homes and apartment buildings.

Revolutionizing switchboard construction
DuoLine revolutionizes the construction of switchboards, both in the newbuilding and renovation markets, thanks to its innovative connection system, design, and integration of control/monitoring and protection functions.

Devised to reduce installation time, Duoline offers two quick and practical connection systems to suit contractors' expectations and practices: traditional comb busbar or plug-in. The second leverages a completely new technology that reduces deployment time by up to 30% by eliminating the need to tighten terminals upstream and downstream from the device and its control unit. Switchgear is simply plugged into a fully insulated splitter plate, so no screwdrivers are required.


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Relations:
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Relations:
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Press Release *(p. 2)*

Because it is so easy to use and saves time, plug-in technology is destined to become the market benchmark in the next three years.

In addition to DuoLine, Schneider Electric also announces the market introduction of two highly innovative ultra terminal ranges under the Alombard brand name: Alfix blue flush boxes with a unique fixing connection system and Alréa surface mounting devices with screwless connection.

About Schneider Electric

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry and energy and infrastructure markets. With 74,814 employees, Schneider Electric generated sales of ¤8.7 billion in 2003 through 13,000 sales outlets in 130 countries.


Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Relations:
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Relations:
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Press Release

Schneider Electric Enters Into A Cooperation With ELAU AG To Achieve Together Worldwide Leadership In Automation Solutions For Packaging Machines

Rueil-Malmaison (France), March 18, 2004 – Schneider Electric and ELAU AG announced today a close cooperation in the automation of packaging machines. To manifest this cooperation, Schneider Electric acquires a 46,5% stake in ELAU AG Germany. A shareholders' agreement is ruling future relationships.

Both partners aim to meet the requirements of the global acting players of the consumer goods' industry. By bundling their technology and taking advantage of their worldwide network they will offer their customers a superior product and service portfolio.

This transaction responds to three key aspects of Schneider Electric's strategy:
- The acceleration of growth in the packaging OEM machine market,
- The widening of its offer in the Motion Control field,
- The enhancement of its presence in the German Industrial Automation market.

Partnership with ELAU AG, Germany
ELAU AG is the technology leader in the automation of packaging machines in Europe and has achieved remarkable growth over the past years.

The strategic partnership with Schneider Electric will provide an excellent opportunity for ELAU AG to expand its strong growth outside Europe in the American and Asian markets.

For ELAU AG this means:
- Accelerating its business growth,
- Maintaining its market identity as technology leader in Packaging,
- Creating a worldwide engineering and service network for its customers in the machine industry,
- An even stronger access to global players of the consumer goods' industry,
- Exciting and challenging opportunities for its employees to leverage and expand their expertise and sphere of influence.

Schneider Electric offers ELAU AG expanded geographical access, a complete product catalogue, financial stability backed by a willingness to invest in the success of this business, combined with proven experience at implementing strategic initiatives.



Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Press Release (p. 2)

About ELAU AG

Based in Marktheidenfeld, Germany, ELAU has 250 employees and offices in Italy and USA.
ELAU AG produces servomotors, controls and drives. In 2003 the company's sales was EUR 33 million with an operating margin of 10% .

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time

Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of EUR 8.8 billion in 2003 through 13,000 sales outlets in 130 countries.


Merlin Gerin
Square D
Telemecanique

Communication Financière :
Schneider Electric
Alexandre Brunet

tél. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Contact Presse :
Schneider Electric
Véronique Moine

tél. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Contact Presse :
DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Press release

Schneider Electric Purchases Chinese Wangao, a Leader in Innovative Automatic Power Transfer Switches Solutions

Rueil-Malmaison (France), March 18, 2004 - Schneider Electric announced today the acquisition through a transfer of assets of Wangao, a private Chinese company that develops and manufactures innovative automatic power transfer switches solutions.

The automatic power transfer switches solution developed by Wangao is a very competitive offer dedicated at improving the stability and the reliability of power supply, through the monitoring of power supply circuits and the automated transfer from an energy source to another when necessary.

Wangao, founded in 1999, is a family business located in Tianjin. The company generates sales of around EUR 8 million with 110 people.

"Because power reliability and stability is very important in industry as well as in buildings, the demand in automatic power transfer switches is growing fast," said Russell Stocker, Executive-Vice President of Schneider Electric's new Asia Pacific Operating Division. *"Wangao will be one of the elements of our conquest strategy of the intermediate market, through the offering of local competitive solutions meeting our high quality standards."*

Via its worldwide network, Schneider Electric may distribute the technology developed by Wangao outside China under the Merlin Gerin brand name.

With this acquisition, Schneider Electric pursues its strategy to **broaden its product offering in energy reliability solutions** and **to conquest the intermediate markets with competitive local offerings.**

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time

Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of EUR 8.8 billion in 2003 through 13,000 sales outlets in 130 countries.



Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Relations:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46


DASSAULT
SYSTEMES


Schneider
Electric

Schneider Electric and Dassault Systèmes Partner to Bring Next-generation Services and Digital Solutions to Automation and Production Engineering Markets

Schneider Electric launches new company to develop Consulting and Services for industrial performance and to sell DELMIA Solutions from Dassault Systèmes

Dassault Systèmes introduces new collaborative programming and lifecycle management environment for Automation

Paris, France – April,16, 2004 – Schneider Electric (ISIN: FR0000121972), leader in "Power & Control", and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced a business partnership to sell DELMIA Solutions, and develop Consulting and Services for the Automation and Production Engineering (production process planning, production assembly processes, and factory simulation) markets.

The partnership is structured around a new company called Dextus, fully owned by Schneider Electric, and software solutions from Delmia Corp., a Dassault Systèmes company.

Centered on mutual value creation, the partnership will leverage the companies' respective strengths: Schneider Electric's know-how in the industrial field and knowledge of the industrial market, and Dassault Systèmes' expertise in software solutions for Automation and Production Engineering.

"Until now, Schneider Electric has brought its industrial customers high performance automation solutions for their production lines. With Dextus and DELMIA solutions, Schneider Electric will bridge the gap between automation and process design and maintenance," said Eric Pilaud, Executive Vice-President, Strategic Deployment, Schneider Electric.

"This is a significant move for Dassault Systèmes and the industry," said Bernard Charlès, president and CEO, Dassault Systèmes. *"The automation market offers great potential. Teaming up with Schneider Electric, a world leader in automation, is an ideal way for Dassault Systèmes to extend the advantages of virtual product development to the companies in this sector. The partnership is also an important step in our open strategy to expand our boundaries beyond PLM."*

DELMIA Automation: a new product line from Dassault Systèmes

DELMIA Automation addresses all automation industries and enables companies to digitally define, control, and monitor automated systems. With its unique Logic Control Modeler (LCM), DELMIA Automation will provide, for the first time in the automation market, a "digital and generative model" of the control logic of an entire automation system independent of the PLC hardware. In addition, DELMIA Automation will deliver PLC program validation entirely in a 3D virtual environment. Control and process engineers will now work on a common, collaborative platform.

Dextus: Mastering production fluidity

Dextus will develop all the services required to implement a new approach for end users, line and machine builders, from production process definition to commissioning. Dextus' core business will focus on Consulting around organization, project management, design process definition, information system definition and implementation.

Dextus will provide companies in the industrial and automation markets with new solutions and approaches to help them improve industrial performance, reduce startup time on the manufacturing floor, and shorten time to market for new products.

Dextus and Delmia Corp. will extend DELMIA PLM solutions for Production Engineering activities ranging from process planning to general assembly processes and factory simulation to address new industry sectors such as Discrete Manufacturing, Consumer Package Goods, Food & Beverage, and Pharmaceuticals.

Dextus will sell and provide services for both DELMIA PLM solutions and DELMIA Automation. In addition, Dextus will become a Gold Software Partner in Dassault Systèmes' CAA V5 Software Community Program in order to develop the integration of DELMIA Automation products on programmable logic controllers (PLC).

"Our partnership brings to automation and production engineering a real technological breakthrough and provides customers innovative consulting, solutions and approaches allowing them to improve industrial performance and implement a true business transformation," said Anne Munchenbach, CEO of Dextus.

###

About Schneider Electric

Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of EUR 8.8 billion in 2003 through 13,000 sales outlets in 130 countries. Information about Schneider Electric is available at http://www.schneider-electric.com.

Schneider Electric Press Contacts:
Véronique Moine tel. +33 (0)1 41 29 70 76 fax +33 (0)1 41 29 71 95 véronique_moine@mail.schneider.fr
Michel Calzaroni / Olivier Labesse (DGM) tel. +33 (0)1 40 70 11 89 fax +33 (0)1 40 70 90 46
Schneider Electric Investor Relations: Alexandre Brunet tel. +33 (0)1 41 29 70 71 fax +33 (0)1 41 29 71 42
http://www.schneider-electric.com ISIN: FR0000121972

About Dassault Systèmes

As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA®, ENOVIA®, DELMIA®, SMARTEAM®), general-use 3D solutions (SolidWorks), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systèmes is available at http://www.3ds.com.

Dassault Systèmes Press Contacts:
Derek Lane +1 818 673 2243 derek_lane@ds-us.com
Anthony Maréchal + 33 (0)1 55 49 84 21 anthony_marechal@ds-fr.com
Dassault Systèmes Investor Contact: Harriet Keen (Financial Dynamics) + 44 207 831 3113

About Delmia Corp.

Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about Delmia Corp. is available at http://www.delmia.com.

Delmia Corp. Press Contact: Peter Schmitt + 1 248 205 5215 pschmitt@delmia.com





Merlin Gerin
Square D
Telemecanique

Schneider Electric

NOTICE OF MEETING

Combined Ordinary and Extraordinary Annual Meeting

of May 6, 2004 (on Second Call)

To be held at 3:00 p.m. at

Palais des Congrès
(Grand Amphithéâtre, niveau 1)*
2, place de la Porte Maillot - 75017 Paris, France

Toll-free number for investors in France :
0 800 20 55 14
www.schneider-electric.com

SCHNEIDER ELECTRIC SA
Incorporated in France with limited liability and issued capital of 1,854,737,360 €
Registered Office : 43-45, boulevard Franklin Roosevelt - 92500 RUEIL MALMAISON
Registered in Nanterre 542 048 574

* In application of the law, the Meeting is firstly convened on Tuesday 27th April 2004 at 10.00 a.m. at the registered office of the Company, 43-45 boulevard Franklin Roosevelt, 92500 Rueil Malmaison, but failing to meet the requisite quorum, it will not be able, as it is likely, to validly deliberate on that date. It is hence reconvened on 6th May 2004.

SUMMARY

You are hereby notified that the Combined Ordinary and Extraordinary Annual Meeting of the shareholders of Schneider Electric SA will be held at the Company's registered office, 43/45 boulevard Franklin Roosevelt, 92500 Rueil Malmaison, on April 27th, 2004 at 10:00 a.m.

If, as it is likely, a quorum is not present, the Meeting will be adjourned and then reconvened on

Thursday, May 6th, 2004 at 3:00 p.m.
Palais des Congrès
(Grand Amphitheâtre, niveau 1) - 75017 Paris, France.

In order to deliberate on the following agenda (see proposed resolutions pages 15 to 21):

Agenda

* To receive and consider the reports of the Board of Directors and Auditors on the financial statements for the year ended December 31, 2003.
* To approve the financial statements for the year ended December 31, 2003.
* To approve the consolidated financial statements for the year ended December 31, 2003.
* To credit unappropriated retained earnings and set a dividend payment.
* To appoint new directors.
* To renew the term of the director representing shareholder employees, Mr Alain BURQ.
* To renew the term of director of Mr Daniel BOUTON, Mr Thierry BRETON, Mr Willy KISSLING and Mr Piero SIERRA.
* To renew the term of Barbier Frinault et Autres (Ernst & Young) as principal auditor and appoint Mr Philippe DIU as substitute auditor.
* To appoint as principal auditor Mazars & Guérard and as substitute auditor Mr Charles VINCENSINI.
* To approve the Auditors' special report on agreements governed by Article L 225-38 of the Commercial Code.
* To authorize the Board of Directors to buy back the Company's own shares.
* To alter the articles of association of the Company so as to allow for the creation of the office of a censor.
* To authorize the completion of capital increase in favour of the officers and employees who participate in the Company Savings Plan.
* To authorize the Board of Directors to grant stock options to officers and employees of the Company and its subsidiaries and affiliates.
* To authorize the Board of Directors to cancel, as the case may be, shares purchased under the shareholder-approved buyback program, with the limit of 10% of the capital.
* To authorize the Board of Directors to increase capital stock in the event of a public purchase or exchange offer for the Company's shares.
* To confer powers to fulfil formalities.

WHO MAY ATTEND

All shareholders, no matter how many shares they own, may attend the Meeting in person, appoint a proxy or vote by mail, subject to the following conditions:

- Owners of registered shares must appear in the Company's registry at least three days before the date of the Meeting.

- Owners of bearer shares must obtain a certificate from their authorized bank, stock broker or other financial intermediary stating that the shares will be blocked until the date of the Meeting. The certificate must be sent at least three days before the date of the Meeting to Schneider Electric SA's head office or to Société Générale, 32, rue du Champ-De-Tir, 44300 Nantes.

Fill out the attached form and give it to your financial intermediary if you would like to have the certificate drawn up and sent to Société Générale automatically.

PROCEDURES

You wish to attend the Meeting

If you wish to attend and vote at the Meeting, you must apply for an admission card* by checking box A on the enclosed form, dating and signing it in the space provided at the bottom.

As in previous years, voting will be done electronically. You are asked to:

1. Present your admission card and sign the attendance sheet at the registration desk starting at 2:15 p.m.

2. Enter the meeting room only with the electronic voting terminal provided upon signing the attendance sheet.

3. Carefully follow all the instructions for using the terminal given during the Meeting.

No voting terminals will be handed out after 2:50 p.m.

* Note: If you do not receive your admission card in time for the Meeting, you may still attend if you can show that your shares are registered or, in the case of bearer shares, blocked until the date of the Meeting. You should check in at the registration desk starting at 2:15 p.m.

You are unable to attend the meeting

Please fill out the enclosed form and select one of the following options:

1. Vote by mail.

2. Appoint your spouse or another shareholder (person or legal entity) as your proxy.

3. Give the Chairman of the Meeting power to vote on your behalf.

The Board of Directors

How to take part in the meeting ?


To atted the meeting :
Tick box A. date and sign
Double voting right for those shareholders with registered shares held for at least two years.
Single voting right
To vote by mail or by proxy (B)
to vote by mail : tick the box, in the boxes containing the numbers of the resolutions, if any, which you disagree,
and then date and sign*
SCHNEIDER ELECTRIC S.A.
ASSEMBLÉE GÉNÉRALE MIXTE ORDINAIRE ET EXTRAORDINAIRE
COMBINED GENERAL MEETING
CADRE RESERVE
JE VOTE PAR CORRESPONDANCE / I VOTE BY POST
JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
JE DONNE POUVOIR A :
ATTENTION :
Date & Signature
To appoint the Chairman of the meeting as your proxy :
Date and sign*
To appoint your spouse or another individual or corporate shareholder as your proxy
Tick the box, indicate the surname of your proxy,
date and sign*

** If the shares are jointly owned, all the joint owners must sign the form*

Whatever choice you have made, please return the form, filled out and signed at the bottom of the form, using the special envelope enclosed as soon as possible. Please note that postage is prepaid ("Libre reponse") in France only : if you are posting the form outside France, you must pay postage. The form should be sent as follows :

- if you hold registered shares :
  Société Générale
  Service des Assemblées
  BP 81236
  32, rue du Champ-de-Tir
  44312 Nantes cedex 3
- if you hold bearer shares :
  to your authorized share account manager

The Board of Directors *(as of 19 February 2004)*

Chairman and Chief Executive Officer

Henri Lachmann

First elected: 1996

Term ends: 2005

65 years old.

Other directorships and functions

Chairman of Schneider Electric Industries SAS and Director of various subsidiaries of the Groupe Schneider Electric, Director of Finaxa, various Axa subsidiaries, Vivendi Universal and ANSA; Member of the Supervisory Board of Axa and Groupe Norbert Dentressangle, Censor of Fimalac.

A graduate of Hautes Etudes Commerciales (HEC), Henri Lachmann began his career in 1963 with Arthur Andersen. In 1970, he joined Compagnie Industrielle et Financière de Pompey. In 1971 he became Chief Executive Officer of Financière Strafor (later Strafor Facom), where from 1981 to 1997 he served as Chairman and Chief Executive Officer. He has served as a Director of Schneider Electric SA since 1996 and was appointed Chairman on February 25, 1999.

Mr Lachmann owns 10,000 Schneider Electric SA shares.

DIRECTORS

Daniel Bouton* (1)

First elected: 1995

Term ends: 2004

53 years old, Chairman and Chief Executive Officer of Société Générale.

Other directorships and functions

Director of Total, Arcelor and Veolia Environnement.

A graduate of Ecole Nationale d'Administration with the title of Inspecteur Général des Finances, Daniel Bouton held several positions in the French Finance Ministry, including Budget Director, from 1988 to 1991. He joined Société Générale in 1991, becoming Chief Executive Officer in 1993 and Chairman in 1997.

Mr Bouton owns 250 Schneider Electric SA shares.

Thierry Breton*

First elected: 2000

Term ends: 2004

49 years old, Chairman and Chief Executive Officer of France Telecom.

Other directorships and functions

Chairman of the Board of Orange, Director of Dexia (a Belgian company) and of Thomson SA; Chairman of Thomson's Strategic Committee; Member of the Supervisory Board of Axa.

A graduate of Supelec, Thierry Breton served as Chairman of Forma Systèmes from 1981 to 1986, Advisor to the French Ministry of National Education, in charge of information technology and new technologies from 1986 to 1988; Managing Director of the Futuroscope Teleport business park in Poitiers from 1986 to 1990; Chief Executive Officer of the CGI Group from 1990 to 1993; Executive Chairman of the Bull Group from 1993 to 1997; and Chairman of Thomson SA and Thomson Multimedia from 1997 until October 2002. He is currently Chairman and Chief Executive Officer of France Telecom.

Mr Breton owns 370 Schneider Electric SA shares.

Alain Burq (1)

First elected: 2000

Term ends: 2004

50 years old, Member of the Supervisory Board of the «Schneider Actionnariat» corporate mutual fund.

A graduate of Ecole Supérieure de Commerce de Paris, Alain Burq also has an MBA from the Wharton School of the University of Pennsylvania. In 1982, he joined Schneider Electric, where he has been in charge of special projects for the Corporate Services department since 2001.

Mr Burq owns 250 Schneider Electric SA shares.

Michel François-Poncet

First elected: 1986

Term ends: 2005

69 years old, Vice-Chairman of the Board of BNP-Paribas.

Other directorships and functions

Chairman of BNP-Paribas (Switzerland); Vice-Chairman of Pargesa Holding SA (Switzerland); Director of LVMH, Finaxa, Erbé (Belgium), Power Corporation (Canada), BNP-Paribas UK Holdings Limited (UK), Vittoria Assicurazioni (Italy) and Compagnie Monégasque de Banque (Monaco).

A graduate of Institut d'Etudes Politiques and the Harvard Business School, Michel François-Poncet joined Banque Paribas in 1961. He became Chairman of Compagnie Financière de Paribas and Banque Paribas in 1986 and Chairman of the Supervisory Board of Compagnie Financière de Paribas and Banque Paribas

* Independent Director, as defined in the Bouton report on corporate governance

(1) The General Meeting is asked to renew the term of these directors.

in 1990. From 1998 to 2000, he served as Chairman of the Paribas Supervisory Board. In 2000, he was appointed Vice-Chairman of the Board of BNP-Paribas.

Mr François-Poncet owns 800 Schneider Electric SA shares.

Hans Friderichs*

First elected: 1997

Term ends: 2005

72 years old, Corporate Director.

Other directorships and functions

Chairman of the Supervisory Boards of Goldman Sachs Investment Management GmbH (Frankfurt), Leica Camera AG (Solms) Allit AG (Bad Kreuznach), Pott-Racke-Dujardin GmbH & Co. KG, C.A. Kupferberg & Cie KgaA (Mainz); Vice-Chairman of the Supervisory Board of Adidas AG (Herzogenaurach), Member of the Supervisory Board of ICC The New German Länder Industrial Investment Council GmbH.

Hans Friderichs, a German citizen, holds degrees in Law and Political Science. Soon after graduating, he joined Germany's Free Democratic Party (FDP), serving as Deputy Chairman from 1974 to 1977. Mr Friderichs was a member of parliament from 1965 to 1969, then secretary of state for the Rhineland Palatinate Agriculture and Environment Ministry. In 1972, he was appointed Federal Minister of the Economy. He left the federal government in 1977 and joined the Management Board of Dresdner Bank AG in 1978. In 1985, he became a consultant and corporate director.

Mr Friderichs owns 500 Schneider Electric SA shares.

James F. Hardymon*

First elected: 1998

Term ends: 2004

69 years old, Corporate Director.

Other directorships and functions

Director of Air Products & Chemicals Inc., American Standard Companies Inc., Circuit City Stores Inc., and Lexmark International Inc.; Member of the Supervisory Boards of Investicorp International, Inc. and Proudfoot Consulting Company.

James F. Hardymon, a United States citizen, has an engineering degree from the University of Kentucky. He spent most of career at Emerson Electric Co., where he held several positions before becoming Director and Deputy Chief Executive Officer. In 1989, Mr Hardymon joined US-based Textron Inc., which has a worldclass reputation in aerospace and automation technology. He served as Chairman and Chief Executive Officer of Textron from January 1993 to January 1999.

Mr Hardymon owns 1,247 Schneider Electric SA shares.

Willy R. Kissling* (1)

First appointed: 2001

Term ends: 2004

59 years old, Chairman of Unaxis Corporation (information technology) and of SIG Holding Ltd (packaging machines and systems).

Other directorships and functions

Vice Chairman of Holcim Ltd (cement), Forbo Holding AG (flooring, belting and adhesives); Director of Kühne & Nagel International AG (logistics) and of the Swiss-American Chamber of Commerce.

Mr Kissling, a Swiss citizen, holds diplomas from the University of Bern and Harvard University. He began his career at Amiantus Corporation and then joined Rigips, a plasterboard manufacturer, in 1978. He was appointed to the Rigips Executive Committee in 1981 and subsequently became Chairman. From 1987 to 1996, Mr Kissling served as Chairman and Chief Executive Officer of Landis & Gyr Corporation, a provider of services, systems and equipment for building technology, electrical contracting and payphones. After being Chairman and Chief Executive Officer of Unaxis Corporation from 1998 to 2002, Mr Kissling has been Chairman since May 2002.

Mr Kissling owns 250 Schneider Electric SA shares.

Gérard de La Martinière

First elected: 1998

Term ends: 2007

60 years old, Chairman of the French Federation of Insurance Companies (Fédération Française des Sociétés d'Assurances - F.F.S.A).

Other directorships and functions

Member of the Supervisory Board of Air Liquide (since 2003).

A graduate of Ecole Polytechnique and Ecole Nationale d'Administration, Gérard de La Martinière held several positions in the French Finance Ministry before serving as Secretary General of Commission des Opérations de Bourse and General Manager of Société des Bourses Françaises. In 1989, he joined Axa, where he was appointed Executive Vice-President, Holding Companies and Corporate Functions in 1993, Member of the Management Board in 1997 and Executive Vice-President, Finance, Budget Control and Strategy in 2000. He left Axa in 2003 to become Chairman of Fédération Française des Sociétés d'Assurances.

Mr de La Martinière owns 606 Schneider Electric SA shares.

---

* Independent Director, as defined in the Bouton report on corporate governance

(1) The General Meeting is asked to renew the term of these directors.

René Barbier de La Serre*

First appointed: 2002

Term ends: 2005

63 years old, Corporate Director

Other directorships and functions

Director of Sanofi-Synthelabo, Crédit Lyonnais, Harwanne Compagnie de Participations Industrielles et Financières SA (Genève); Member of the Supervisory Boards of Pinault-Printemps-Redoute, Compagnie Financière Saint-Honoré, Compagnie Financière Edmond de Rothschild Banque and Euronext NV (Amsterdam), Chairman of the Board of Directors of Tawa UK Ltd (London).

After graduating from Ecole Polytechnique and l'Institut d'Etudes Politiques de Paris, Mr Barbier de La Serre joined Banque de l'Union Européenne in 1963, later becoming Deputy Director. In 1973, he moved to Crédit Commercial de France (CCF), where he was appointed Director and Chief Executive Officer in 1987 and Vice Chairman and Chief Executive Officer in 1993. He left CCF in 1999. From 1988 to 1998, Mr Barbier de La Serre was a member of Conseil des Marchés Financiers (formerly Conseil des Bourses de Valeurs), serving as Chairman from 1994 to 1998. In this capacity, he was a member of the Collège de la Commission des Opérations de Bourse.

Mr Barbier de La Serre owns 1,000 Schneider Electric SA shares.

James Ross*

First elected: 1997

Term ends: 2007

65 years old, Vice Chairman of National Grid Transco.

Other directorships and functions

Director of McGraw-Hill Inc. Datacard Inc., Chairman of the Leadership Foundation in Higher Education.

James Ross, a British citizen, is a graduate of Oxford University. In 1959 he joined BP, where he held several positions before becoming a Managing Director in 1991. He served as Chief Executive Officer of Cable & Wireless plc from 1992 to 1995.

Mr Ross owns 300 Schneider Electric SA shares.

Piero Sierra* (1)

First elected: 1997

Term ends: 2004

69 years old, Special Advisor for the administration of Pirelli SpA's international companies.

Other directorships and functions

Piero Sierra, an Italian citizen with a degree in humanities from the University of Lyon, joined Milan-based Pirelli SpA in 1962. He held management positions in Italy and abroad before becoming Director and Chief Executive Officer of Pirelli SpA from 1991 to 1995.

Mr Sierra owns 500 Schneider Electric SA shares.

---

* Independent Director, as defined in the Bouton report on corporate governance

(1) The General Meeting is asked to renew the term of these directors.

Summary Overview of the Company's Financial Situation and Business Activity in 2003

Sales

Full-year sales rose 1.4% on a constant structural and currency basis to EUR 8,780 million. After reaching a low in the first quarter, sales gradually recovered during the year.

A very significant currency effect stemming from the higher euro had a negative impact on sales of EUR 682 million (7.5%). This was partially offset by the contribution of acquisitions, which had a positive impact of 3%. On a current structural and currency basis, sales therefore declined by 3.1% over the full year.

Schneider Electric's products and services continued to enjoy very strong demand in emerging countries, with constant sales up 11.6% in the International division. In other regions, the Company's growth plans should allow it to benefit from the gradual recovery in its markets.

Significant improvement in gross margin

Rigorous execution of the productivity plans deployed as part of the NEW2004 program kept Schneider Electric in line with its gross margin growth target despite the currency effect. The gross margin widened by nearly 1 point in 2003 to 42.3% from 41.5% in 2002.

A high operating margin

The gains partially offset the negative EUR 223 million currency effect, which had a negative 1.5 point impact on the operating margin.

Operating income totalled EUR 1,007 million, for an operating margin of 11.5%, which is stable compared to 2002. The operating margin improved significantly from 10.4% in the first half 2003 to 12.5% in the second half of 2003.

In North America, cost-cutting plans boosted the operating margin by around 3 points to 10.9%. In the International Division, the operating margin (11.4%) was impacted by the currency effect (around 5 points), while in Europe it held stable at 11.8%.

Cash Flow

At EUR 942 million, or 10.7% of sales, operating cash flow generated by the Group was again high in 2003.

Net Income

Net income after amortization of goodwill rose 3% to EUR 433 million in 2003, reflecting lower interest expense as the Company paid down debt and the recognition of an additional deferred tax asset for tax loss carryforwards related to the sale of Legrand.

Earnings per share increased 4% to EUR 2.79 before amortization of goodwill and 5% to EUR 1.94 after amortization of goodwill.

Constitution of new growth platforms

Acquisitions since the end of 2002 (Digital Electronics, T.A.C, Clipsal and MGE UPS Systems) will add sales of EUR 1.3 billion over a full year, with current average profitability of 11%.

Schneider Electric intends to pursue a rigorous strategy of targeted acquisitions in 2004. This acquisitions drive is governed by strict selection criteria concerning the sector's attractiveness, strategic fit with Schneider Electric's business, the target's quality and ability to create value. In addition, return on capital employed should cover the cost of capital within a maximum of three years.

2004

For 2004, in light of current market conditions and assuming an exchange rate of USD 1.25 for EUR 1, Schneider Electric aims at:

- sales growth of 8% to 10% on a current basis,
- a more than one-point increase in operating margin.

FIVE-YEAR FINANCIAL SUMMARY

	1999	2000	2001	2002	2003
CAPITAL AND POTENTIAL CAPITAL AT DECEMBER 31					
Capital stock (in thousands of euros)	1,230,443.3	1,246,301.1	1,922,080.2	1,926,503.2	**1, 854,737.4**
Shares in issues	161,423,578	155,787,643	240,260,029	240,812,905	**231,842,170**
Convertible bonds in issue (in thousands)	1	-	-	-	-
Maximum number of shares to be created (in thousands):					
◦ Through conversion of bonds	343	191	-	-	-
◦ Through exercise of rights	3,512	3,261	4,587	4,226	
RESULTS OF OPERATIONS (in thousands of euros)					
Sales net of VAT	3,865.3	2,728.5	1,368.1	1,979.5	**1,896.2**
Investment revenue, interest income and other revenue	312,575.4	443,613.6	740,644.2	676,937.9	**640 884.3**
Income before tax, amortization and provisions	255,739.0	301,958.6	521,908.4	156,103.2	**395,142.7**
Income tax (IFA)	3.8	-	--	-	**5,835.4**
Income after tax, amortization and provisions	316,704.3	356,657.1	(811,224.0)	221,139.4	**474,732.4**
Dividends paid (a)	270,272.7	249,260.2	312,338.0	228,812.9(b)	**255,026.4**
PER SHARE DATA (in euros)					
Income after tax and before amortization and depreciation	1.40	1.94	2.29	1.30	**1.79**
Income after tax, amortization and provisions	1.96	2.29	(3.38)	0.92	**2.05**
Dividend per share	1.34	1.60	1.30	1.00	**1.10**
EMPLOYEES					
Average number of employees during the year	8	6	5	3	**3**
Total payroll for the year (in thousands of euros)	3,198.2	3,975.9	4,468.9	3,822.5	**2,213.1**
Total employee benefits paid over the year (payroll taxes, other benefits) *(in thousands of euros)*	1,736.8	901.7	914.1	668.3	**415.5**

(a) dividends paid to self-held shares on the dividend payment date and the associated précompte will be credited to retained earnings.
(b) after cancellation of 12 million shares.

Presentation of the Agenda for the Ordinary and Extraordinary Annual General Meeting

The Board of Directors has decided to convene the Annual Ordinary and Extraordinary Annual General Meeting in order to obtain approval of the financial statements, to set the dividend to be distributed, to appoint two directors, to renew the terms of office of four directors together with the term of office of the director representing shareholder employees. Moreover, as the mandates of both the principal and substitute auditors have come to expiry, a decision has to be taken at the Annual General Meeting concerning the proposals of the Board of Directors relative to renewing and appointing auditors.

Lastly, at the Annual General Meeting, shareholders will be invited to renew financial authorizations, now coming to term, concerning the Company's purchase of its own shares, cancellation of self-held shares, attribution of stock or share options to officers and employees within the Group and, as a result of this last request for authorization, renewal of delegation for making an increase in capital in favour of employees who participate in the Company Savings Plan, as required by law.

I. Approval of yearly financial statements - setting the dividend

The first two resolutions respectively concern approval of the Company's social and consolidated financial statements. Schneider Electric SA's results amount to 474.7 million euros. The net consolidated Group share amounts to 434 million euros.

The third resolution concerns approval of the auditors' report on agreements concluded during previous financial years. No statutory agreements have been concluded in 2003.

The objective behind the fourth resolution is to carry forward any returns on previous deductions together with the 2002 dividend unpaid on self-held shares and to decide to distribute a dividend paid out of the results for the passed financial year amounting to 1.10 € per share, together with a dividend tax credit, which, for physical shareholders, represents an overall income of 1.65 euro per share. This dividend will be payable as from May 10th 2004.

II. Composition of the Board of Directors

The fifth and sixth resolutions concern the appointment of two directors:

◦ The Caisse des Dépôts et Consignations which will be represented by Mr Jérôme GALLOT.

Mr GALLOT, 44 years old, a graduate of the Institut d'Etudes Politiques in Paris and the Ecole Nationale d'Administration, joined the General Secretariat of the Inter-ministerial Committee to deal with questions on European Economic Cooperation, SGCI (1989 -1992) after spending three years at the Cour des Comptes. Then, after directing several minister's offices (1993 to 1997), Mr GALLOT became Directeur Général de la Concurrence, de la Consommation et de la Répression des Fraudes (1997 to 2003) before becoming Executive Officer of the Caisse des Dépôts et Consignations. Mr GALLOT is also a director of the Compagnie Nationale du Rhône (CNR), the Caisse Nationale de Prévoyance (CNP) and ICADE.

On account of its level of participation in Schneider Electric (4.3 % of its capital and 5.2 % of its voting rights) the Caisse des Dépôts et Consignations is considered to be an independent Director under the terms defined in the Bouton report. The Caisse des Dépôts et Consignations is also on the Accor, Dexia, and Club Méditerranée boards;

◦ Mr Chris C. RICHARDSON, former Managing Director of the North American Division of Schneider Electric, in replacement of Mr James HARDYMON whose mandate expires at the Annual General Meeting on May 6th 2004 and who did not wish to renew his term of office.

Mr Chris C. RICHARDSON, 59 years old, of American nationality, and a graduate of Iowa State University, finished his academic studies after four years' service in the US air force from 1964 to 1968, before joining Square D in 1971. He has spent his whole career in this company, which was taken over by Schneider Electric in 1991. From 1998 to January 2004, he has been Managing Director for the North American Division of Schneider Electric.

The seventh resolution concerns renewing the term of the director representing shareholder employees, Mr Alain BURQ.

Under the terms of the eighth and ninth resolutions, it is proposed that directorship be renewed for a period of 4 years for Mr Daniel BOUTON, Mr Thierry BRETON, Mr Willy KISSLING and Mr Piero SIERRA, as their existing mandates expire at the end of the Annual General Meeting.

Mr Daniel BOUTON, Mr Thierry BRETON, Mr Willy KISSLING and Mr Piero SIERRA are independent directors under the terms defined in the Bouton report. Personal information about them is available in the document presenting the Board of Directors.

The objective of the seventeenth resolution is to modify the articles of association so as to institute the office of censor in the company. Subject to approval of this proposal at the AGM, the Board of Directors will appoint Mr Claude BEBEAR as censor.

III. Statutory Auditors

The mandates of the principal and substitute auditors expire at the Annual General Meeting that rules on the financial statements for the year 2003. Under the terms of the twelfth and thirteenth resolutions, it is proposed that the mandate of Barbier Frinault et Autres (Ernst & Young) as principal auditor be renewed and that Mr Philippe DIU be appointed as substitute auditor in place of Mr Jean de Gaulle, both for a period of six years expiring at the Annual General Meeting held to rule on the financial statements for the 2009 financial year.

Under the terms of the fourteenth and fifteenth resolutions, it is proposed that the company Mazars & Guérard be appointed principal auditor and Mr Charles VINCENSINI as substitute auditor, both for a period of six years expiring at the Annual General Meeting held to rule on the financial statements for the 2009 financial year, in replacement of PricewaterhouseCoopers Audit and Mr Dominique PAUL respectively.

The Board of Directors has agreed upon these proposals on recommendation from the Audit Committee who had requested tenders from four practices. They correspond to the policy of creating a turnover in terms of auditors now applied by the Group.

IV. Renewal of financial authorizations

a) Share redemption

The objective of the sixteenth resolution is to obtain authorization for the Company to buy back its own shares under the conditions laid down in Articles L 225-209 et seq. of the Commercial Code. The maximum purchase price is set at 80 € per share and the minimum sales price at 40 € per share. In the context of the authorization given at the 2003 Annual General Meeting, the Company has now bought back 693,173 shares.

The objective of the twentieth resolution is to give the Board of Directors all necessary powers to cancel shares acquired by the Company in the context of its buy-back programme. This authorization, which is for a duration of 24 months, covers 10 % of company capital. As a result of the authorization given at the 2002 Annual General Meeting, the Company has cancelled 12 million shares.

b) Increases in the capital reserved for employees who participate in a company savings plan

The eighteenth resolution's objective is to give the Board of Directors the powers required for increasing the capital reserved for employees who participate in the Company Savings Plan up to a limit of 5% of the Company's capital. This authorization, which is valid for 5 years, limits to 15% any discount that may be given on subscription prices for shares proposed to employees participating in a company savings plan.

The board of Directors has agreed in principle to carry out a worldwide employee share-holding operation in 2004 limited to 1% of company capital.

This authorization renders null and void the authorization given at the Annual General Meeting held on May 16th 2003, which it replaces and which was used by the Board of Directors for an amount representing 0.45% of capital.

c) Stock or share option plans

The nineteenth resolution concerns renewal of the authorization given to the Board of Directors to offer stock or share options to certain officers and employees of Schneider Electric SA and its subsidiaries and affiliates, as per Article L 225-180 of the Commercial Code.

On the basis of the authorization given in 1999, which expires on May 6th 2004, the Board of Directors has already attributed 6.5 million options, representing 2.8 % of capital, it being pointed out that attaining financial objectives (sales figures, operating margins, etc.) is in most cases an essential condition for these options to be taken up and that, as a result, a certain number of them cannot be taken up (700,000 options have already been cancelled in plan 18).

The new authorization is requested for a period of thirty-six months and it limits the number of options offered, but not yet taken up, to 3% of capital. The strike price cannot be less than the average initial price listed in the course of the 20 stock exchange sessions before the day on which the options are granted.

By its very nature, this authorization implies suppressing shareholders' pre-emptive share rights.

d) Increase in capital during a takeover bid period

The objective of the twenty-first resolution is to authorise an increase in capital during a takeover bid period. However, this authorization will be limited to takeover bids that have been presented to the Board of Directors before an offer has been officially made for the Company's stocks. This authorization may in no way be used for defensive purposes.

Resolutions

ORDINARY SECTION

FIRST RESOLUTION

(2003 financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the transactions and financial statements for the year ended December 31, 2003, as presented by the Board of Directors.

SECOND RESOLUTION

(2003 consolidated financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the consolidated financial statements for the year ended December 31, 2003, as presented by the Board of Directors.

THIRD RESOLUTION

(Agreements governed by Article L 225-38 of the Commercial Code)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the Auditors' Special Report on agreements governed by Article L 225-38 of the Commercial Code, presented in accordance with Article L 225-40 of the Commercial Code, notes the information contained in the Auditors' Report.

FOURTH RESOLUTION

(Credit to unappropriated retained earnings and setting a dividend payment.)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings,

1) approves the credit unappropriated retained earnings of:

a) the unused portion of précompte equalization tax paid for the payments of dividends for the years 1999, 2000 and 2003 and paid back by the Public Treasury, which amounts to 23,105,796.39 euros,

b) the unpaid dividend on self-held shares which amounts to 6,459,705 euros.

The unappropriated retained earnings then amounts to 29,565,501.39 euros;

2) decides to allocate the profit, which amounts, given the profit of the year of 474,732,413.08 euros and the unappropriated retained earnings, to 504,297,914.47 euros, as follows:

Dividends	255 026 387,00 €
Précompte	93 331 322,00 €
Unappropriated retained earnings	155 940 205,47 €
Total	504 297 914,47 €

The dividend will amount to 1.10 euro for the 231,842,170 € 8 par value shares cum dividend 1st January 2003 that were outstanding on 31st December 2003. The total revenue will include a € 0.55 tax credit for individual shareholders and companies at the head of a tax group and a tax credit equal to 10 % of the dividend paid for other shareholders.

The General Meeting specifies that the sums corresponding to the unpaid dividend for self-held shares at the day of the payment of the dividend and to the non-demanding précompte on the same unpaid dividend will be credited to retained earnings.

Dividend payments for the last three years were as follows:

	Dividend By share €	Tax credit €	Total Revenue €
2000	1,6	0,8 (1)	2,4
		0,4 (2)	2
2001 (3)	1,3	-	1,3
2002	1	0,5 (1)	1,5
		0,1 (4)	1,1

(1) 50% tax credit
(2) 25% tax credit
(3) it was a merger premium reimbursement which did not entitle to tax credit and was not submitted to income tax or CSG-CRDS.
(4) 10% tax credit.

FIFTH RESOLUTION

(Appointment of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, decides to appoint as a director the Caisse des Dépôts et Consignations, which will be represented by Mr Jérôme GALLOT.

The term will last for four years and will expire at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

SIXTH RESOLUTION

(Appointment of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, decides to appoint as a director Mr Chris RICHARDSON, in replacement of Mr James HARDYMON whose term expires at the present Meeting.

The term will last for four years and will expire at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 financial statements.

SEVENTH RESOLUTION

(Mr Alain BURQ's Directorship representing the shareholder employees renewed).

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, renews Mr Alain BURQ's Directorship, appointed in his quality of member of the Supervisory Board of the corporate mutual fund invested in Schneider Electric SA's shares, for a period of four years, to expire at the Annual Shareholders' Meeting called in 2008 to decide on 2007 financial statements.

EIGHTH RESOLUTION

(Mr Daniel BOUTON's Directorship renewed).

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, renews Mr Daniel BOUTON's Directorship for a period of four years, to expire at the Annual Shareholders' Meeting called in 2008 to decide on 2007 financial statements.

☐ NINTH RESOLUTION

(Mr Thierry BRETON's Directorship renewed).

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, renews Mr Thierry BRETON's Directorship for a period of four years, to expire at the Annual Shareholders' Meeting called in 2008 to decide on 2007 financial statements.

☐ TENTH RESOLUTION

(Mr Willy KISSLING's Directorship renewed).

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, renews Mr Willy KISSLING's Directorship for a period of four years, to expire at the Annual Shareholders' Meeting called in 2008 to decide on 2007 financial statements.

☐ ELEVENTH RESOLUTION

(Mr Piero SIERRA's Directorship renewed).

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, renews Mr Piero SIERRA's Directorship for a period of four years, to expire at the Annual Shareholders' Meeting called in 2008 to decide on 2007 financial statements.

☐ TWELFTH RESOLUTION

(Barbier Frinault et Autres (Ernst & Young)'s re-appointed as principal auditor)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, re-appoints Barbier Frinault et Autres (Ernst & Young) as principal auditor for a period of six years, to expire at the Annual Shareholders' Meeting called in 2010 to decide on 2009 financial statements.

☐ THIRTEENTH

(Appointment of a new substitute auditor)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, decides to appoint as substitute auditor for Barbier Frinault et Autres (Ernst & Young) Mr Philippe DIU, for a period of six years, to expire at the Annual Shareholders' Meeting called in 2010 to decide on 2009 financial statements.

☐ FOURTEENTH RESOLUTION

(Appointment of a new principal auditor)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, decides to appoint as principal auditor Mazars & Guérard, for a period of six years, to expire at the Annual Shareholders' Meeting called in 2010 to decide on 2009 financial statements.

☐ FIFTEENTH RESOLUTION

(Appointment of a new substitute auditor)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, decides to appoint as substitute auditor for Mazars & Guérard Mr Charles VINCENSINI, for a period of six years, to expire at the Annual Shareholders' Meeting called in 2010 to decide on 2009 financial statements.

☐ SIXTEENTH RESOLUTION

(Authorization to buy back the Company's shares - maximum acquisition price: €80, minimum selling price: €50)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the report of the Board of Directors and the information memorandum prepared by the Company and approved by the Autorité des marchés financiers, authorizes the Board of Directors to purchase Company shares on the stock market in connection with the management of its capital base or any acquisition transactions, or in order to reduce the dilution of capital or to stabilize the market price or to cover stock option plans, as provided for in Article L 225-209 of the Commercial Code.

- The maximum number of shares that may be acquired pursuant to this authorization may not exceed 23,184,217 shares, or 10 percent of the issued share capital.

- Shares may not be acquired at a price of more than €80 nor sold at a price of less than €40, provided that, if all or some of the shares acquired pursuant to this authorization are intended to be allotted on exercise of stock options, in application of Articles L 225-177 et seq. of the Commercial Code, the selling price of the shares in question will be determined in accordance with the provisions of the law governing stock options.

- Share purchases may not exceed an aggregate maximum amount of € 1,854,737,360.

- The shares may be acquired, sold or otherwise transferred by any appropriate method on the market or over the counter, including through block purchases or sales, the use of all derivatives traded on a regulated market or over the counter and the use of put or call options.

- Shares acquired may also be cancelled, subject to compliance with the provisions of Articles L 225-204 and L 225-205 of the Commercial Code and in accordance with the twentieth resolution submitted for approval at this Meeting.

- Shares may be acquired or sold at any time, including when a takeover bid is in progress.

- In the case of financial transactions, the Board of Directors may adjust the maximum and minimum number and/or selling price of shares sold pursuant to this authorization.

- This authorization will expire at the end of a period of eighteen months from the date of this Meeting.

EXTRAORDINARY SECTION

SEVENTEENTH RESOLUTION

(Modification to the articles of association of the Company - modifications to allow for the creation of the office of a censor)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, after hearing the Board of Directors' report, decides to modify article 11 of the articles of association in order to establish a college of censors.

To Article 11:

1) Are added the words «I - Directors» before the first indent;

2) Is added the following paragraph after the last indent: «II - Censors: On proposal from the President, the Board of Directors may appoint one or two Censors. Censors are invited to Board Meetings in which they participate in a consultative capacity. They may take part in Committees created by the Board of Directors. They are appointed for four years at the most and their function may be renewed just as it may be terminated at any moment. They may be selected from shareholders or non-shareholders and will receive annual remuneration to be set by the Board of Directors».

EIGHTEENTH RESOLUTION

(Issuance of shares to employees who participate in the Company Savings Plan)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, having considered the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Article L 443-1 et seq. of the Labour Code and L 225-138 of the Commercial Code:

- To give the Board of Directors a five year authorization to increase the share capital on one or several occasions, at its discretion, by issuing shares and share equivalents to the members of an Employee Stock Purchase Plan set up by French or foreign related companies, in accordance with Article L 225-180 of the Commercial Code and Article L 443-1 of the Labour Code. The maximum nominal amount by which the capital may be increased may not exceed 5% of the issued capital as of the date on which this authorization is used.

- To set the maximum discount at which shares may be offered under the Employee Stock Purchase Plan at 15% of the average of the opening prices quoted for Schneider Electric shares on Euronext Paris over the twenty trading days preceding the date on which the decision is made to launch the employee share issue. The Board of Directors is specifically authorized to reduce the above discount, within legal and regulatory limits.

- That in the case of issue of share equivalents, the characteristics of these securities will be determined by the Board of Directors in accordance with the applicable regulations.

- That shareholders shall waive their pre-emptive rights to subscribe for the share equivalents to be issued under this authorization as well as for the shares issued directly of indirectly on redemption, conversion, exchange or exercise of share equivalents, together with any rights to the shares or share equivalents attributed in application of this resolution.

- That the Board of Directors shall have full powers to use this authorization, including the power of delegation provided for by law, subject to the limits and conditions described above. In particular, the Board of Directors shall have full powers to:

  - decide the characteristics of the securities to be issued, the amount of the issues, the issue price, the subscription date or period, the terms and conditions of subscription, payment and delivery of the securities, as well as the cum-dividend of cum-interest rate, subject to compliance with the applicable laws and regulations;

  - place on record the capital increases corresponding to the aggregate per value of the shares subscribed directly or on redemption, conversion, exchange or exercise of share equivalents;

  - as its sole discretion, charge the share issue costs to the related premiums and credit all or part of the remaining premiums to the legal reserve as needed in order to raise this reserve to one-tenth of the new capital stock after each increase;

  - enter into any and all agreements, carry out any and all operations and formalities, directly or through a representative, including the formalities related to the capital increase and the corresponding amendment of the articles of association, and generally do whatever is necessary;

  - generally, enter any and all underwriting or other agreements, take any and all measures and perform any and all formalities related to the issue, quotation and servicing of the securities issued under this authorization and the exercise of the related rights.

- That this authorization cancels and replaces, with immediate effect, the unused portion of all earlier authorizations given to the Board of Directors to issue shares to members of Employee Stock Purchase Plans without pre-emptive subscription rights for existing shareholders.

NINETEENTH RESOLUTION

(Authorization given to the Board of Directors to grant stock options to officers and employees of the Company and its subsidiaries and affiliates)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, having heard the report of the Board of Directors and the Auditors' special report:

- Authorizes the Board of Directors to grant to officers and employees of the Company and its subsidiaries and affiliates, as defined in Article L 225-180 of the Commercial Code, on one or several occasions, options to subscribed new Schneider Electric SA shares or to purchase existing Schneider Electric SA shares acquired by the Company in accordance with the law, provided that:

  - the option exercise price may not be less than the average of the prices quoted for the Company's shares over the twenty trading days preceding the date of grant, and

- the total number of options granted under this authorization, less any options exercised or canceled, may not carry the right to subscribe or purchase shares representing over 3% of the capital and that the options will have a life of 5 to 8 years.

Shareholders hereby waive their right to subscribe the shares to be issued on exercise of the options.

- Gives full powers to the Board of Directors, subject to the restrictions as specified above, to implement the present authorization and notably:

  - set the terms and conditions of the operations and the terms and conditions of grant of the options and determine the grantees,

  - set the life of the options and the exercise dates or periods,

  - determine the conditions governing any adjustment of the exercise price or the number of shares to be subscribed or purchased, to take account of any dilutive financial operations carried out by the Company,

  - carry out, directly or through a representative, any and all formalities required to effect the capital increase of increases undertaken pursuant to this authorization, amend the articles of association to reflect the new capital and generally do everything necessary,

  - in all cases subject to compliance with the laws and regulations in force when the options are granted.

The Board of Directors will report to each Annual Shareholders' Meeting on the operations carried out under this authorization.

This authorization is given for a period of 38 months from the date of this Meeting.

TWENTIETH RESOLUTION

(Authorization to cancel the shares purchased under the shareholder-approved buyback program, within the limit of 10% of the capital)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Article L 225-209 of the Commercial Code, to authorize the Board of Directors to cancel the shares of the Company acquired under the authorizations given by shareholders in General Meeting, as provided for in Article L 225-209 of the Commercial Code, as follows:

- The Board shall have full discretionary authority to cancel, on one or several occasions, all or some of the shares purchased under the shareholder-approved buyback programs, provided that the total number of shares canceled in the 24 months following the date of this Meeting does not exceed 10% of the total number of shares outstanding, and to reduce the Company's capital accordingly.

- The difference between the purchase price of the shares and their par value will be charged against additional paid-in capital and, if appropriate, against the legal reserve for the portion of the difference representing 10% of the capital reduction.

This authorization is given for a period of 24 months from the date of this Meeting. The Board of Directors shall have full powers to carry out any and all actions, formalities and filings required to cancel the shares, reduce the capital and amend the articles of association to reflect the new capital, either directly or through a duly authorized representative.

TWENTY FIRST RESOLUTION

(Authorization to increase capital stock in the event of a public purchase or exchange offer for the Company's shares)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, decides that, in the event of a public purchase or exchange offer for the Company's shares, the Board of Directors may only use the authorizations granted to it by the General Meeting to increase the capital stock if the capital increase which may be carried out by all legal means and in accordance with the legal provisions in force, is designed to enable the completion of acquisitions presented to the Board of Directors prior to the public offer and if the said capital increase is not reserved for named beneficiaries.

This decision will remain in force until the next General Meeting called to approve the financial statements for the preceding year.

■ TWENTY SECOND RESOLUTION

(Powers)

The General Meeting gives full powers to the bearer of a copy or extract of the minutes of the Meeting to carry out all legal filing and other formalities.

Request for documents and Additional information

Pursuant to Article 135 of the Decree of March 23, 1967
SCHNEIDER ELECTRIC SA

Combined Ordinary and Extraordinary General Meeting
on Thursday, May 6, 2004 in the event that the quorum requirement is not met,
on Tuesday, April 27, 2004

I undersigned : ____________________

Ms, Mr,
NAME (or company name): ____________________

First name : ____________________

Address : ____________________

Postal Code :____________________ City ____________________

Owner of :____________________Registered shares

and/or ____________________bearer shares,

Request a copy of the documents and information relating to the Annual General Meeting of Shareholders as provided by Article 135 of the Decree of March 23 1967 on commercial companies.

Place____________ Date ______________ 2004

Signature

Note: *Pursuant to Article 138 of the Decree of march 23, 1967, the owners of registered shares may obtain copies of the documents and information covered by Articles 133 and 135 of the afore-mentioned Decree for each subsequent General Meeting by making a single request.*
In the event that shareholder wants to take up this opinion, he or she should mention this fact on this form.